Exhibit 99.3

Kenon Holdings Ltd and its subsidiaries

Registration Number: 201406588W

Annual Report

For the financial year ended December 31, 2015

Kenon Holdings Ltd

Consolidated Financial Statements

as at December 31, 2015 and for the year then ended

Contents

Page
Directors’ Statement	1 – 2

Independent Auditors’ Report	3 – 4

Consolidated financial statements	5 – 117

Statements of financial position of the Company	118

Notes to financial position of the Company	119 – 128

Kenon Holdings Ltd

Directors’ statement

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended December 31, 2015.

In our opinion:

(a)	the financial statements set out on pages 5 to 119 are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at December 31, 2015 and the financial performance, changes in equity and cash flows of the Group for the year ended on that date in accordance with the provisions of the Singapore Companies Act, Chapter 50 and Singapore Financial Reporting Standards; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorized these financial statements for issue.

Directors

The directors in office at the date of this statement are as follows:

Kenneth Cambie
Lawrence Charney
N. Scott Fine
Vikram Talwar
Cyril Ducau
Ron Moskovitz
Elias Sakellis
Aviad Kaufman	(Appointed on April 1, 2015)

Directors’ interests

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50, (the Act), particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures, warrants and share options in the Company and in related corporations (other than wholly-owned subsidiaries) are as follows:

Name of director and corporation in which interests are held	Holdings at beginning of the year/date of appointment	Holdings at end of the year
Kenneth Cambie
Kenon Holdings Ltd
- Ordinary shares	—	4,995

Lawrence Charney
Kenon Holdings Ltd
- Ordinary shares	—	9,656

Nathan S. Fine
Kenon Holdings Ltd
- Ordinary shares	—	5,652

Vikram Talwar
Kenon Holdings Ltd
- Ordinary shares	—	2,952

Except as disclosed in this statement, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

Except as disclosed under the “Share options” section of this report, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Share options and share plans

During the financial year, there were:

(i)	no options granted by the Company to any person to take up unissued shares in the Company; and

(ii)	no shares issued by virtue of any exercise of option to take up unissued shares of the Company.

As at the end of the financial year, there were no unissued shares of the Company under option plan.

Auditors

The auditors, KPMG LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

/s/ Kenneth Cambie
Kenneth Cambie
Director

/s/ Cyril Ducau
Cyril Ducau
Director

May 24, 2016

KPMG LLP 16 Raffles Quay #22-00 Hong Leong Building Singapore 048581	Telephone+65 6213 3388 Fax +65 6225 0984 Internet www.kpmg.com.sg

Independent auditors’ report

Members of the Company

Kenon Holdings Ltd

Report on the financial statements

We have audited the accompanying consolidated financial statements of Kenon Holdings Ltd, which comprise the statements of financial position of the Group and Company as at December 31, 2015, the statements of profit and loss and other comprehensive income, changes in equity and statement of cash flows of the Group for the financial year ended December 31, 2015, and a summary of significant accounting policies and other explanatory information, as set out on pages 5 to 119.

Management’s responsibility for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the Act) and Singapore Financial Reporting Standards, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition; and transactions are properly authorized and that they are recorded as necessary to permit the preparation of true and fair financial statements and to maintain accountability of assets.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Kenon Holdings Ltd

Financial statements

Financial year ended December 31, 2015

Opinion

In our opinion, the consolidated financial statements of the Group and the statements of financial position of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the financial position of the Group and of the Company as at December 31, 2015 and the financial performance, changes in equity and cash flows of the Group for the year ended on that date.

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company and by those subsidiary corporations incorporated in Singapore of which we are the auditors, have been properly kept in accordance with the provisions of the Act.

/s/ KPMG LLP

KPMG LLP

Public Accountants and

Chartered Accountants

Singapore

May 24, 2016

Kenon Holdings Ltd and subsidiaries

Consolidated Statement of Financial Position as at December 31, 2015

Kenon Holdings Ltd and combined entities

Combined Statement of Financial Position as at December 31, 2014

		As at December 31
		2015	2014
	Note	US$ thousands
Current assets
Cash and cash equivalents	5	383,953	610,056
Short-term investments and deposits	6	308,702	226,830
Trade receivables, net	7	123,273	181,358
Other current assets	8	45,260	59,064
Income tax receivable		3,926	3,418
Inventories	9	50,351	55,335

Total current assets		915,465	1,136,061

Non-current assets
Investments in associated companies	10	369,022	435,783
Deposits, loans and other receivables, including financial instruments	12	88,475	74,658
Deferred taxes, net	25	2,693	25,743
Property, plant and equipment, net	13	2,959,878	2,502,787
Intangible assets, net	14	147,244	144,671

Total non-current assets		3,567,312	3,183,642

Total assets		4,482,777	4,319,703

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and subsidiaries

Consolidated Statement of Financial Position as at December 31, 2015, continued

Kenon Holdings Ltd and combined entities

Combined Statement of Financial Position as at December 31, 2014, continued

		As at December 31
		2015	2014
	Note	US$ thousands
Current liabilities
Loans and debentures	15	352,668	161,486
Trade payables	16	145,454	144,488
Other payables, including derivative instruments	17	108,873	114,165
Provisions	18	41,686	69,882
Income tax payable		4,705	6,766

Total current liabilities		653,386	496,787

Non-current liabilities
Loans, excluding current portion	15	1,709,063	1,528,930
Debentures, excluding current portion	15	655,847	686,942
Derivative instruments	17	35,625	21,045
Deferred taxes, net	25	138,083	132,010
Other non-current liabilities		27,218	16,291

Total non-current liabilities		2,565,836	2,385,218

Total liabilities		3,219,222	2,882,005

Equity
Share capital	20A	1,267,210	—
Former Parent company investment		—	1,227,325
Translation reserve	20B	(16,916)	28,440
Capital reserve	20C	2,212	(25,274)
Accumulated deficit		(191,292)	—

Equity attributable to owners of the Company		1,061,214	1,230,491
Non-controlling interests		202,341	207,207

Total equity		1,263,555	1,437,698

Total liabilities and equity		4,482,777	4,319,703

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and subsidiaries

Consolidated Statement of Profit & Loss for the year ended December 31, 2015

Kenon Holdings Ltd and combined entities

Combined statements of Profit & Loss for the years ended December 31, 2014 and 2013

		For the year ended December 31
		2015	2014	2013
	Note	US$ thousands
Continuing Operations
Revenues from sale of electricity		1,289,068	1,372,230	873,394
Cost of sales and services (excluding depreciation)	21	(862,855)	(981,141)	(593,802)
Depreciation		(110,917)	(100,434)	(70,404)

Gross profit		315,296	290,655	209,188
Selling, general and administrative expenses	22	(103,823)	(131,118)	(72,955)
Gain from distribution of dividend in kind	10.C.c	209,710	—	—
Gain from disposal of investees	10.C.d	—	157,137	—
Gain on bargain purchase	11.A.1.e	—	68,210	1,320
Asset impairment		(6,541)	(47,844)	—
Dilution gains from reductions in equity interest held in associates	10.C.c	32,829	—	—
Other expenses	23	(7,076)	(13,970)	(5,338)
Other income	23	15,450	51,037	4,327

Operating profit from continuing operations		455,845	374,107	136,542

Financing expenses	24	(124,228)	(110,179)	(68,779)
Financing income	24	13,412	16,243	4,789

Financing expenses, net		(110,816)	(93,936)	(63,990)
Share in losses of associated companies, net of tax	10	(186,759)	(170,897)	(126,690)

Profit from continuing operations before income taxes		158,270	109,274	(54,138)
Income taxes	25	(62,378)	(103,341)	(49,291)

Profit/(loss) for the year from continuing operations		95,892	5,933	(103,429)

Profit/(loss) for the year from discontinued operations	27	—	470,421	(512,489)

Profit/(loss) for the year		95,892	476,354	(615,918)

Attributable to:
Kenon’s shareholders		72,992	458,161	(631,140)
Non-controlling interests		22,900	18,193	15,222

Profit for the year		95,892	476,354	(615,918)

Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit/(loss) per share	26	1.36	8.58	(11.82)
Basic/diluted profit/(loss) per share from continuing operations	26	1.36	(0.23)	(2.13)
Basic/diluted profit/(loss) per share from discontinued operations	26	—	8.81	(9.69)

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and subsidiaries

Consolidated Statement of Other Comprehensive Loss for the year ended December 31, 2015

Kenon Holdings Ltd and combined entities

Combined Statements of Other Comprehensive Loss for the years ended December 31, 2014 and 2013

	For the year ended December 31
	2015	2014	2013
	US$ thousands
Profit/(loss) for the year	95,892	476,354	(615,918)

Items that will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	(18,132)	(10,782)	(20,624)
Foreign currency translation differences in respect of foreign operations recognised in profit or loss	—	(24,891)	—
Change in fair value of derivatives used to hedge cash flows	(6,365)	(13,144)	(18,582)
Group’s share in other comprehensive income/(loss) of associated companies	(623)	(7,306)	9,322
Income taxes in respect of components other comprehensive income/(loss)	773	2,303	5,554
Components of net other comprehensive loss in respect from discontinued operations	—	(4,025)	(5,168)

Total	(24,347)	(57,845)	(29,498)

Items that will not be reclassified to profit or loss
Group’s share in net other comprehensive loss of associate companies	—	(3,978)	—

Components of other comprehensive loss in respect of discontinued operations	—	—	(3,409)

Total other comprehensive loss for the year	(24,347)	(61,823)	(32,907)

Total comprehensive income/(loss) for the year	71,545	414,531	(648,825)

Attributable to:
Kenon’s shareholders	52,423	400,815	(660,579)
Non-controlling interests	19,122	13,716	11,754

Total comprehensive income/(loss) for the year	71,545	414,531	(648,825)

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and subsidiaries

Consolidated Statement of Changes in Equity

For the year ended December 31, 2015

								Non-
								controlling
		Attributable to the Kenon’s shareholders						interests	Total
			Former
			Parent
		Share	company	Translation	Capital	Accumulated
		Capital	investment	reserve	reserves	deficit	Total
	Note	$ thousands
Balance at January 1, 2015		—	1,227,325	28,440	(25,274)	—	1,230,491	207,207	1,437,698
Share based payments		—	—	—	556	—	556	320	876
Dividend to holders of non-controlling interests in a subsidiary		—	—	—	—	—	—	(12,340)	(12,340)
Acquisition of non- controlling interest in subsidiary		—	—	—	—	(1,222)	(1,222)	(18,078)	(19,300)
Reclassification of net loss (pre spin-off)		—	8,552	—	—	(8,552)	—	—	—
Contribution from former parent company		—	34,271	—	—	—	34,271	—	34,271

Issuance of shares of subsidiary to holders of non-controlling interests		—	—	—	—	—	—	6,110	6,110
Distribution of dividend in kind	10.C.c	(14,062)	—	498	—	(241,741)	(255,305)	—	(255,305)
Issuance of common stock and reclassification of former parent company investment in connection with the spin-off		1,281,272	(1,283,550)	(28,440)	30,718	—	—	—	—
Post spin-off adjustment		—	13,402	—	—	(13,402)	—	—	—
Total comprehensive income for the year
Net profit for the year		—	—	—	—	72,992	72,992	22,900	95,892
Other comprehensive (loss)/income for the year, net of tax		—	—	(17,414)	(3,788)	633	(20,569)	(3,778)	(24,347)

Balance at December 31, 2015		1,267,210	—	(16,916)	2,212	(191,292)	1,061,214	202,341	1,263,555

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and combined entities

Combined Statements of Changes in Former Parent Company Investment

For the years ended December 31, 2014 and 2013

							Non-
							controlling
		Attributable to the Kenon’s shareholders					interests	Total
			Former
			Parent
		Share	company	Translation	Capital
		Capital	investment	reserve	reserves	Total
	Note	$ thousands
Balance at January 1, 2014		—	658,654	72,181	(21,205)	709,630	236,180	945,810
Acquisition of shares of subsidiary from holders of rights not conferring control		—	—	—	—	—	5,550	5,550
Dividend to holders of non-controlling interests in a subsidiary		—	—	—	—	—	(17,518)	(17,518)
Loss of control in a subsidary		—	—	—	—	—	(86,743)	(86,743)
Non-controlling interest in respect of business combination		—	—	—	—	—	35,800	35,800
Non-controlling shareholder contribution		—	—	—	—	—	19,577	19,577
Share based payments in a subsidiary		—	—	—	—	—	428	428
Share based payments in Kenon		—	—	—	5,444	5,444	—	5,444
Contribution from former parent company		—	414,649	—	—	414,649	—	414,649
Payments to former parent company		—	(300,047)	—	—	(300,047)	—	(300,047)
Transactions with controlling shareholders		—	—	—	—	—	217	217
Total comprehensive income for the year
Income for the year		—	458,161	—	—	458,161	18,193	476,354
Other comprehensive loss for the year, net of tax		—	(4,092)	(43,741)	(9,513)	(57,346)	(4,477)	(61,823)

Balance at December 31, 2014		—	1,227,325	28,440	(25,274)	1,230,491	207,207	1,437,698

The accompanying notes are an integral part of the combined financial statements.

Kenon Holdings Ltd and combined entities

Combined Statements of Changes in Former Parent Company Investment, continued

For the years ended December 31, 2014 and 2013

							Non-
							controlling
		Attributable to the Kenon’s shareholders					interests	Total
			Parent
		Share	company	Translation	Capital
		Capital	investment	reserve	reserves	Total
	Note	$ thousands
Balance at January 1, 2013		—	1,136,296	91,000	(13,000)	1,214,296	236,309	1,450,605
Dividend to holders of non-controlling interests in a subsidiary		—	—	—	—	—	(28,250)	(28,250)
Loss of control in subsidiary		—	—	—	—	—	(12,575)	(12,575)
Issuance of shares of subsidiary to holders of non-controlling interests		—	—	—	—	—	27,602	27,602
Share-based payments in a subsidiary		—	—	—	—	—	1,340	1,340
Contribution from former parent company		—	154,482	—	—	154,482	—	154,482
Transactions with controlling shareholder		—	1,431	—	—	1,431	—	1,431
Total comprehensive income for the year
Net loss for the year		—	(631,140)	—	—	(631,140)	15,222	(615,918)
Other comprehensive loss for the year, net of tax		—	(2,415)	(18,819)	(8,205)	(29,439)	(3,468)	(32,907)

Balance at December 31, 2013		—	658,654	72,181	(21,205)	709,630	236,180	945,810

The accompanying notes are an integral part of the combined financial statements.

Kenon Holdings Ltd and subsidiaries

Consolidated Statement of Cash Flows

For the year ended December 31, 2015

Kenon Holdings Ltd and combined entities

Combined Statements of Cash Flows

For the years ended December 31, 2014 and 2013

	For the year ended December 31
	2015	2014	2013
	US$ thousands
Cash flows from operating activities
Profit/(loss) for the year	95,892	476,354	(615,918)
Adjustments:
Depreciation and amortization	120,047	188,171	238,621
Impairment of tangible assets and other investments	6,541	47,844	7,000
Derecognition of payments on account of vessels	—	—	71,646
Financing expenses, net	110,816	195,405	377,157
Share in losses of associated companies, net	186,759	168,044	116,715
Capital gains, net	4,506	(767,216)	(67,230)
Gain from changes in interest held in associates	(32,829)	—	—
Gain from distribution of dividend in kind	(209,710)	—	—
Share-based payments	876	8,413	4,463
Gain on bargain purchase	—	(68,210)	(1,320)
Income taxes	62,378	112,825	70,703

	345,276	361,630	201,837
Change in inventories	4,361	21,991	16,932
Change in trade and other receivables	35,491	(21,523)	(122,186)
Change in trade and other payables	(29,800)	29,830	128,682
Change in provisions and employee benefits	(33,426)	49,872	26,030

Cash generated from operating activities	321,902	441,800	251,295
Income taxes paid, net	(36,218)	(66,198)	(47,441)
Dividends received from investments in associates	4,487	34,774	53,111

Net cash provided by operating activities	290,171	410,376	256,965

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd and subsidiaries

Consolidated Statement of Cash Flows, continued

For the year ended December 31, 2015

Kenon Holdings Ltd and combined entities

Combined Statements of Cash Flows, continued

For the years ended December 31, 2014 and 2013

	For the year ended December 31
	2015	2014	2013
	US$ thousands
Cash flows from investing activities
Proceeds from refund of payments on account vessels	—	—	30,000
Proceeds from sale of property, plant and equipment and intangible assets	539	17,449	95,934
Short-term deposits and loans, net	(83,408)	(253,097)	62,112
Cash paid for businesses purchased, less cash acquired	(9,441)	(67,180)	(27,850)
Disposal of subsidiary, net of cash disposed of and exit from combination	—	1,758	2,405
Investment in associates	(129,241)	(179,355)	(154,492)
Sale of securities held for trade and available for sale, net	13,217	—	—
Acquisition of property, plant and equipment	(515,838)	(425,184)	(311,517)
Acquisition of intangible assets	(16,844)	(11,496)	(9,135)
Cash disbursed – long-term loans	—	—	(628)
Interest received	7,924	3,934	3,949
Exit from the combination and transition to associate company less cash eliminated (See Note 27 (a))	—	(310,918)	—
Proceeds from sale of associate company	—	359,891	49,780
Payments for derivative investments used for hedging, net	—	(16,100)	(7,575)
Payment of consideration retained	(3,795)	—	—
Settlement of derivatives	—	(2,038)	(10,615)

Net cash used in investing activities	(736,887)	(882,336)	(277,632)

Cash flows from financing activities
Dividend paid to non-controlling interests	(12,340)	(17,518)	(28,250)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	6,110	19,577	27,602
Receipt of long-term loans and issuance of debentures	333,549	744,183	360,552
Repayment of long-term loans and debentures	(138,270)	(173,868)	(213,758)
Short-term credit from banks and others, net	123,053	(86,072)	171,637
Contribution from former parent company	34,271	414,649	154,482
Payments for transactions in derivative for hedging, net	—	(427)	(126)
Payment to the former parent company	—	(300,047)	—
Purchase of non-controlling interest	(20,000)	—	—
Interest paid	(93,858)	(170,885)	(191,199)

Net cash provided by financing activities	232,515	429,592	280,940

(Decrease) / Increase in cash and cash equivalents	(214,201)	(42,368)	260,273
Cash and cash equivalents at beginning of the year	610,056	670,976	411,079
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(11,902)	(18,552)	(376)

Cash and cash equivalents at end of the year	383,953	610,056	670,976

Significant non-cash investing transactions:
Acquisition of fixed assets under lease contract	—	(107,688)	—
Purchase of fixed assets on credit and others	(46,327)	(9,000)	(17,923)

Significant non-cash investing and financing activity during the year ended December 31, 2015 relating to transfer of certain business interests to Kenon Holdings Ltd from Israel Corporation Ltd and the issuance of common stock and reclassification of former parent company investment in connection with the spin-off – refer to Note 1.B.

The accompanying notes are an integral part of the consolidated/ combined financial statements.

Kenon Holdings Ltd.

Notes to the consolidated/ combined financial statements

Note 1 – Financial Reporting Principles and Accounting Policies

A.	The Reporting Entity

Kenon Holdings Ltd (the “Company” or “Kenon”) was incorporated on March 7, 2014 in the Republic of Singapore under the Singapore Companies Act. Our registered office and principal place of business is located at 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

The Company is a holding company and was incorporated to receive investments spun-off from its former parent company, Israel Corporation Ltd. (“IC”). The Company was formed to serve as the holding company of the businesses (together referred to as the “Group”). The primary focus will be to continue to grow and develop the primary businesses, I.C. Power Asia Development Ltd. (formerly known as I.C. Power Ltd.) (“I.C. Power”) and Qoros Automotive Co., Ltd. (“Qoros”).

B.	The split-up of Israel Corporation’s holdings

The split-up of IC’s holdings on January 7, 2015 involved the contribution of IC’s holdings in I.C. Power, Qoros, ZIM Integrated Shipping Services Ltd (“ZIM”), Tower Semiconductor Ltd. (“Tower”) and other assets and entities, to Kenon, in exchange for shares of Kenon. Kenon’s shares were, in turn, distributed on January 9, 2015 to the shareholders of IC as a “dividend in kind”. IC’s debt to banks and debenture holders remain in IC, and were not transferred to Kenon.

The split-up was completed on January 7, 2015 and subsequently, Kenon shares were traded on New York Stock Exchange (NYSE) and on Tel Aviv Stock Exchange (TASE) (NYSE and TASE: KEN).

After the split-up the primary subsidiary that Kenon holds is I.C. Power. I.C. Power, through its operating subsidiaries and associates, provides electricity generation using different technologies such as hydroelectric, natural gas and diesel turbines and heavy fuel oil engines in Peru, Chile, Colombia, Dominican Republic, Bolivia, El Salvador, Jamaica, Nicaragua, Guatemala and Israel.

The split-up included:

1)	IC’s undertaking in the separation agreement (as detailed in Note 29G) with its then wholly owned subsidiary, Kenon, which included (among other things): (i) transfer of the holdings in the companies being transferred to Kenon, as stated above, and transfer of certain rights and liabilities in connection with the companies being transferred from IC to Kenon; (ii) execution of an investment in the capital of Kenon in the amount of $35 million and (iii) issuance of shares of Kenon to IC in respect of the assets and rights to be transferred from IC to Kenon and

2)	IC’s undertaking in a loan agreement whereby, among other things, IC provided Kenon a credit framework in an aggregate amount of up to $200 million, Kenon would pay an annual commitment fee equal to 2.1% of the undrawn amount of the credit facility and an annual interest of Libor+6% interest on the drawn amount, and in the framework thereof it will be provided that in a case of realization of guarantees that IC will remain responsible for with respect to Qoros, the amount for which IC will be liable in a case of realization of these guarantees will be considered a debt of Kenon to IC and the provisions of the loan agreement will apply to it. In 2015, Kenon drewdown $110 million under its credit facility from IC and IC’s back-to-back guarantee of Qoros’ debt was fully released; on January 4, 2016, after the date of this report, Kenon drewdown $40 million under this credit facility from IC; and on March 10, 2016, Kenon submitted a drawdown notice to IC for an additional $50 million; and

3)	Distribution to IC’s shareholders as a dividend in kind of the shares of Kenon; including registration of these shares for trading, both on NYSE and on TASE;

Note 1 – Financial Reporting Principles and Accounting Policies (Cont’d)

C.	The reporting periods prior to January 1, 2015

The reporting periods prior to January 1, 2015 are presented as combined carve – out financial statements which have been derived from the consolidated financial statements of IC. The combined carve – out financial statements reflect the assets, liabilities, revenues and expenses directly attributable to the Company and its Combined Entities, as well as allocations deemed reasonable by management, to present the combined financial position, profit or loss and other comprehensive income, changes in former parent company investment and cash flows of the Company and its Combined Entities.

Outstanding balances, investments, transactions and cash flows between Group entities have been eliminated. Certain balances that were eliminated in the consolidation of the financial statements of IC were reinstated in the combined financial statements when they relate to transactions with entities held by IC that were not transferred to the Group.

The Combined Carve-out Financial Statements may not necessarily be indicative of Kenon’s financial position, results of operating activities or cash flows had it operated as a separate entity throughout the period presented or for future periods.

Significant allocation and assumptions of the comparative financial information (prior to January 1, 2015):

The assumptions in this report are based on the terms of the separation agreement between IC and Kenon with respect to the assets and liabilities that were transferred to Kenon. Management has used the following assumptions in developing the carve-out financial statements.

Allocation of expenses – Management allocated IC general and administrative expenses to the Group for the years ended December 31, 2014 and 2013 based on the time invested by IC management in the Group’s respective holdings. In addition, the general and administrative expenses includes specific split expenses such as registration expenses were allocated to Kenon.

Debt and financial instruments – IC’s outstanding debt at the holding company level, other financial instruments and related finance expenses will not be transferred to Kenon and therefore were not reflected in the combined financial statements.

Guarantees, Loans and Capital notes from IC – Guarantees and loans (including capital notes) from IC to the Group companies that were transferred to Kenon, were reflected in the combined financial statements. Kenon did not use this credit facility in the reporting period.

Contingent Liabilities – Existing IC contingent liabilities, including those related to litigation, were not transferred to Kenon.

Associates – Investments in associates which were transferred to Kenon are included in the combined financial statements.

Investments – Investments that have been made by IC in investee companies that were transferred to Kenon, and the financing of the Group, including holding company expenses, for the periods shown, were treated as Contributions from former parent company in the statement of changes in former parent company investment.

Profit (loss) per share – On January 7, 2015, the split-up was completed and 53,383,015 ordinary shares were issued by Kenon. Therefore, the Profit (loss) per share in the combined financial statements is based on this number of shares (in 2014 and 2013).

D.	Definitions

In these consolidated/ combined financial statements -

1.	Subsidiaries – Companies whose financial statements are fully consolidated with those of Kenon, directly or indirectly.

Note 1 – Financial Reporting Principles and Accounting Policies (Cont’d)

2.	Combined Entities – Companies other than Kenon whose financial statements are fully combined with those of Kenon directly or indirectly.

3.	Associates – Companies in which Kenon has significant influence and Kenon’s investment is stated, directly or indirectly, on the equity basis.

4.	Investee companies – subsidiaries and/or associated companies.

5.	Related parties – within the meaning thereof in Financial Reporting Standards FRS 24 “Related Party Disclosures”.

Note 2 – Basis of Preparation of the Financial Statements

A.	Declaration of compliance with Singapore Financial Reporting Standards (“FRS”)

The consolidated/ combined financial statements were prepared by management of the Group in accordance with Singapore Financial Reporting Standards (“FRS”) as issued by the Accounting Standards Council (“ASC”).

The consolidated/ combined financial statements were approved for issuance by the Company’s Board of Directors on May 24, 2016.

B.	Functional and presentation currency

These consolidated/ combined financial statements are presented in US dollars, which is Kenon’s functional currency, and have been rounded to the nearest thousands, except when otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon and most of its investees operate.

C.	Basis of measurement

The consolidated/ combined financial statements were prepared on the historical cost basis, with the exception of the following assets and liabilities:

•	Derivative financial instruments.

•	Deferred tax assets and liabilities.

•	Provisions.

•	Assets and liabilities in respect of employee benefits.

•	Investments in associates.

For additional information regarding measurement of these assets and liabilities – see Note 3 “Significant Accounting Policies”.

D.	Use of estimates and judgment

The preparation of consolidated/ combined financial statements in conformity with FRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the consolidated/ combined financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions made by management of the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are set forth below:

1.	Useful life of property, plant and equipment

Property, plant and equipment is depreciated using the straight-line method over its estimated useful life.

At every year-end, or more often if necessary, management examines the estimated useful life of the property, plant and equipment by comparing it to the benchmark in the relevant industry, taking into account the level of maintenance and functioning over the years. If necessary, on the basis of this evaluation, the Group adjusts the estimated useful life of the property, plant and equipment. A change in estimates in subsequent periods could materially increase or decrease future depreciation expense.

2.	Recoverable amount of non-financial assets and Cash Generating Units

Each reporting date, the management of the Group examines whether there have been any events or changes in circumstances which would indicate impairment of one or more of its non-financial assets or Cash Generating Units (“CGUs”). When there are indications of impairment, an examination is made as to whether the carrying amount of the non-financial assets or CGUs exceeds their recoverable amount, and if necessary, an impairment loss is recognized. Assessment of the impairment of goodwill and of other intangible assets having an indeterminable life is performed at least once a year or when signs of impairment exist.

The recoverable amount of the asset or CGU is determined based on the higher of the fair value less selling costs of the asset or CGU and the present value of the future cash flows expected from the continued use of the asset or CGU in its present condition, including the cash flows expected upon retiring the asset from service and its eventual sale (value in use).

The future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

The estimates regarding future cash flows are based on past experience with respect to this asset or similar assets (or CGUs), and on the Group’s best possible assessments regarding the economic conditions that will exist during the remaining useful life of the asset or CGU.

The estimate of the future cash flows relies on the Group’s budget and other forecasts. Since the actual cash flows may differ, the recoverable amount determined could change in subsequent periods, such that an additional impairment loss needs to be recognized or a previously recognized impairment loss needs to be reversed.

3.	Fair value of derivative financial instruments

The Group is a party to derivative financial instruments used to hedge foreign currency risks, interest risks and price risks. The derivatives are recorded based on their respective fair values. The fair value of the derivative financial instruments is determined using acceptable valuation techniques that characterize the different derivatives, maximizing the use of observable inputs. Fair value measurement of long-term derivatives takes into account the counterparties credit risks. Changes in the economic assumptions and/or valuation techniques could give rise to significant changes in the fair value of the derivatives.

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

4.	Separation of embedded derivatives

Management of the Group exercises significant judgment in determining whether it is necessary to separate an embedded derivative from a host contract. If it is determined that the embedded derivative is not closely related to the host contract and that it is necessary to separate the embedded derivative, this component is measured separately from the host contract as a financial instrument at fair value through profit or loss. Otherwise, the entire instrument is measured in accordance with the measurement principles applicable to the host contract.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss, as financing income or expenses.

5.	Income Taxes

Deferred tax assets are recorded in connection with unutilized tax losses, as well as with respect to deductible temporary differences. Since such deferred tax assets may only be recognized where it is probable that there will be future taxable income against which said losses may be utilized, use of discretion by management of the Group is required in order to assess the probability that such future taxable income will exist. Management’s assessment is re-examined on a current basis and deferred tax assets are recognized if it is probable that future taxable income will permit recovery of the deferred tax assets.

Note 3 – Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated/ combined financial statements are set out below. The Group has consistently applied the following accounting policies to all periods presented in these consolidated/ combined financial statements, unless otherwise stated.

A.	Basis for consolidation/ combination

(1)	Business combinations

The Group accounts for all business combinations according to the acquisition method.

The acquisition date is the date on which the Group obtains control over an acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred less the net amount of the fair value of identifiable assets acquired less the fair value of liabilities assumed.

If the Group pays a bargain price for the acquisition (meaning including negative goodwill), it recognizes the resulting gain in profit or loss on the acquisition date.

Furthermore, goodwill is not adjusted in respect of the utilization of carry-forward tax losses that existed on the date of the business combination.

Costs associated with acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

Note 3 – Significant Accounting Policies (Cont’d)

(2)	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

The Company has no interest in structured entities as of December 31, 2015 and 2014.

(3)	Non-Controlling Interest (“NCI”)

NCI comprises the equity of a subsidiary or combined entity that cannot be attributed, directly or indirectly, to the parent company, and they include additional components such as: share-based payments that will be settled with equity instruments of the subsidiaries and options for shares of subsidiaries.

NCI are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Transactions with NCI, while retaining control

Transactions with NCI while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in NCI is included in the directly in equity.

Allocation of comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Group and the NCI. Total comprehensive income is allocated to the owners of the Group and the NCI even if the result is a negative balance of NCI.

Furthermore, when the holding interest in the subsidiary changes, while retaining control, the Group re-attributes the accumulated amounts that were recognized in other comprehensive income to the owners of the Group and the NCI.

Cash flows deriving from transactions with holders of NCI while retaining control are classified under “financing activities” in the statement of cash flows.

(4)	Loss of control

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any NCI and the other components of equity related to the subsidiary. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. The difference between the sum of the proceeds and fair value of the retained interest, and the derecognized balances is recognized in profit or loss under other income or other expenses. Subsequently, the retained interest is accounted for as an equity-accounted investee or as an available-for-sale asset depending on the level of influence retained by the Group in the relevant company.

The amounts recognized in capital reserves through other comprehensive income with respect to the same subsidiary are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the subsidiary had itself realized the same assets or liabilities.

Note 3 – Significant Accounting Policies (Cont’d)

(5)	Investments in equity-accounted investees

The Group’s interests in equity-accounted investees comprise interests in associates and a joint-venture.

Associates are entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Joint-venture is an arrangement in which the Group has joint control, whereby the Group has the rights to assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Associates and joint-venture are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. When the Group’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Group continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests, after the aforesaid interests were reduced to zero. When the group’s share of losses in an associate equals or exceeds its interest in the associate, including any long-term interests that, in substance, form part of the entity’s net investment in the associate, the recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.

(6)	Loss of significant influence

The Group discontinues applying the equity method from the date it loses significant influence in an associate and it accounts for the retained investment as a financial asset, as relevant.

On the date of losing significant influence, the Group measures at fair value any retained interest it has in the former associate. The Group recognizes in profit or loss any difference between the sum of the fair value of the retained interest and any proceeds received from the partial disposal of the investment in the associate or joint venture, and the carrying amount of the investment on that date.

Amounts recognized in equity through other comprehensive income with respect to such associates are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself disposed the related assets or liabilities.

(7)	Change in interest held in equity accounted investees while retaining significant influence

When the Group increases its interest in an equity accounted investee while retaining significant influence, it implements the acquisition method only with respect to the additional interest obtained whereas the previous interest remains the same.

When there is a decrease in the interest in an equity accounted investee while retaining significant influence, the Group derecognizes a proportionate part of its investment and recognizes in profit or loss a gain or loss from the sale under other income or other expenses.

Note 3 – Significant Accounting Policies (Cont’d)

Furthermore, on the same date, a proportionate part of the amounts recognized in equity through other comprehensive income with respect to the same equity accounted investee are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself realized the same assets or liabilities.

(8)	Intra-group Transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment

B.	Foreign currency

(1)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of Group entities at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items measured at historical cost would be reported using the exchange rate at the date of the transaction.

Foreign currency differences are generally recognized in profit or loss, except for differences relating to qualifying cash flow hedges to the extent the hedge is effective which are recognized in other comprehensive income.

(2)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into US dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated into US dollars at exchange rates at the dates of the transactions.

Foreign operation translation differences are recognized in other comprehensive income.

When the foreign operation is a non-wholly-owned subsidiary of the Group, then the relevant proportionate share of the foreign operation translation difference is allocated to the NCI.

When a foreign operation is disposed of such that control or significant influence is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as a part of the gain or loss on disposal.

Furthermore, when the Group’s interest in a subsidiary that includes a foreign operation changes, while retaining control in the subsidiary, a proportionate part of the cumulative amount of the translation difference that was recognized in other comprehensive income is reattributed to NCI.

The Group disposes of only part of its investment in an associate that includes a foreign operation, while retaining significant influence, the proportionate part of the cumulative amount of the translation difference is reclassified to profit or loss.

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements.

Note 3 – Significant Accounting Policies (Cont’d)

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented within equity in the translation reserve.

C.	Financial instruments

The Group classifies non-derivative financial assets into the following categories: financial assets at fair value through profit and loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

The Group classifies non- financial liabilities into the other financial liabilities categories.

(1)	Non-derivative financial assets and financial liabilities - recognition and de-recognition

The Group initially recognizes loans and receivables and debt securities issued on the date that they are originated. All other financial assets and financial liabilities are recognized initially on the trade date.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership and does not retains control over the transferred asset. Any interest in such derecognized financial asset that is created or retained by the Group is recognized as a separate asset or liability.

The Group derecognizes a financial liability when its contractual obligations are discharged, or cancelled or expire.

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(2)	Non-derivative financial assets – measurement

Financial assets at fair value through profit and loss	A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein, including any interest or dividend income, are recognized in profit or loss.

Held-to-maturity financial assets	These assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Loans and receivables	These assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets	These assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on debt instruments, are recognized in Other Comprehensive Income (“OCI”) and accumulated in the fair value reserve. When these assets are derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Note 3 – Significant Accounting Policies (Cont’d)

(3)	Non-derivative financial liabilities – Measurement

Non-derivative financial liabilities include loans and credit from banks and others, debentures, trade and other payables and finance lease liabilities.

Non-derivative financial liabilities are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

(4)	Derivative financial instruments and hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

Derivatives are recognized initially at fair value; any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

(5)	Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The amount accumulated in equity is retained in OCI and reclassified to profit or loss in the same period or periods during which the hedged item affects profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to profit or loss.

(6)	Financial guarantees

A financial guarantee is initially recognized at fair value. In subsequent periods a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of FRS 37 Provisions, Contingent Liabilities and Contingent Assets and the liability initially recognized after being amortized in accordance with the guidelines of FRS 18 Revenue. Any resulting adjustment of the liability is recognized in profit or loss.

D.	Cash and Cash Equivalents

In the consolidated/ combined statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

E.	Property, plant and equipment

(1)	Recognition and measurement

Items of property, plant and equipment comprise mainly power station structures, power distribution facilities and related offices. These items are measured at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

•	The cost of materials and direct labor;

Note 3 – Significant Accounting Policies (Cont’d)

•	Any other costs directly attributable to bringing the assets to a working condition for their intended use;

•	When the Group has an obligation to remove the assets or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and

•	Capitalized borrowing costs.

If significant parts of an item of property, plant and equipment items have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss in the year the asset is derecognized.

(2)	Subsequent Cost

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group, and its cost can be measured reliably.

(3)	Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The following useful lives shown on an average basis are applied across the Group:

Years
Roads, buildings and leasehold improvements	3 – 50
Installation, machinery and equipment:
Thermal power plants	10 – 35
Hydro-electric plants	70 – 90
Wind power plants	25
Power generation and electrical	20
Dams	18
Office furniture, motor vehicles and other equipment	3 - 16

Depreciation methods, useful lives and residual values are reviewed by management of the Group at each reporting date and adjusted if appropriate.

Note 3 – Significant Accounting Policies (Cont’d)

F.	Intangible assets

(1)	Recognition and measurement

Goodwill	Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment; and any impairment loss is allocated to the carrying amount of the equity investee as a whole.

Research and development

Expenditures on research activities is recognized in profit and loss as incurred.

Development activities involve expenditures incurred in connection with the design and evaluation of future power plant projects before the technical feasibility and commercial viability is fully completed, however the Group intends to and has sufficient resources to complete the development and to use or sell the asset.

At each reporting date, the management of the Group performs an evaluation of each project in order to identify facts and circumstances that suggest that the carrying amount of the assets may exceed their recoverable amount.

Customer relationships	Intangible assets acquired as part of a business combination and are recognized outside of goodwill if the assets are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Customer relationships are measured at cost less accumulated amortization and any accumulated impairment losses.

Other intangible assets	Other intangible assets, including licenses, patents and trademarks, which are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(2)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill is expensed as incurred.

(3)	Amortization

Amortization is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their useful lives, and is generally recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative year are as follows:

• Customer relationships	1-12 years
• Technology	5 years
• Software costs	5 years
• Others	5-27 years

Amortization methods and useful lives are reviewed by management of the Group at each reporting date and adjusted if appropriate.

Note 3 – Significant Accounting Policies (Cont’d)

G.	Leases

(1)	Determining whether an arrangement contains a lease

At inception of an arrangement, management of the Group determines whether the arrangement is or contains a lease. At inception or on reassessment of an arrangement that contains a lease, the Group separates payments and other consideration required by the arrangement into those for the lease and those for the other elements on the basis of their relative fair values. If the Group concludes for a finance lease that is impracticable to separate the payments reliably, then an asset and a liability are recognized at an amount equal to the fair value of the underlying asset; subsequently, the liability is reduced as payments are made and an imputed finance cost on the liability is recognized using the Group’s incremental borrowing rate.

(2)	Leased assets

Assets held by the Group under leases that transfer to the Group substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Asset held under other leases are classified as operating leases and are not recognized in the Group’s consolidated statement of financial position.

(3)	Lease payments

Payments made under operating leases, other than conditional lease payments, are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate if interest on the remaining balance of the liability.

H.	Inventories

Inventories are measured at the lower of cost and net realizable value. Inventories consist of fuel, spare parts, materials and supplies. Cost is determined by using the average cost method.

I.	Trade Receivable

Trade receivables are amounts due from customers for the energy and capacity in the ordinary course of business. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

J.	Borrowing costs

Specific and non-specific borrowing costs are capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized in the same manner to the same investment in qualifying assets, or portion thereof, which was not financed with specific credit by means of a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Foreign currency differences from credit in foreign currency are capitalized if they are considered an adjustment of interest costs. Other borrowing costs are expensed as incurred.

Note 3 – Significant Accounting Policies (Cont’d)

K.	Impairment

(1)	Non-derivative financial assets

Financial assets not classified as at fair value through profit or loss, including an interest in an equity- account investee, are assessed by management of the Group at each reporting date to determine whether there is objective evidence of impairment.

Objective evidence that financial assets are impaired includes:

•	Default or delinquency by a debtor;

•	Restructuring of an amount due to the Group on terms that the Group would not consider otherwise;

•	Indications that a debtor or issuer will enter bankruptcy;

•	Adverse changes in the payment status of borrowers or issuers;

•	The disappearance of an active market for a security; or

•	Observable data indicating that there is measurable decrease in expected cash flows from a group of financial assets.

For an investment in an equity security, objective evidence of impairment includes a significant or prolonged decline in its fair value below its cost.

Financial Assets measured at amortized costs

The Group considers evidence of impairment for these assets at both an individual asset and a collective level. All individually significant assets are individually assessed for impairment. Those found not to be impaired are then collectively assessed for any impairment that has been incurred but not yet individually identified. Assets that are not individually significant are collectively assessed for impairment. Collective assessment is carried out by grouping together assets with similar risk characteristics.

In assessing collective impairment, the group uses historical information on the timing of recoveries and the amount of loss incurred, and makes an adjustment if current economic and credit conditions are such that the actual losses are likely to be greater or lesser than suggested by historical trends.

An impairment loss is calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account. When the Group considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

Available-for-sale financial assets	Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve to profit or loss. The amount reclassified is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss previously recognized in profit or loss. If the fair value of an impaired available-for-sale debt security subsequently increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed through profit or loss; otherwise, it is reversed through OCI

Note 3 – Significant Accounting Policies (Cont’d)

Equity-account investees	An impairment loss in respect of an equity-accounted investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favorable change in the estimates used to determine the recoverable amount and only to the extent that the investment’s carrying amount, after the reversal of the impairment loss, does not exceed the carrying amount of the investment that would have been determined by the equity method if no impairment loss had been recognized.

(2)	Non-financial Assets

At each reporting date, management of the Group reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment or whenever impairment indicators exist.

For impairment testing, assets are grouped together into smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU. Goodwill arising from a business combination is allocated to CGUs or group of CGUs that are expected to benefit from these synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an assessment is performed at each reporting date for any indications that these losses have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

L.	Employee benefits

(1)	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

(2)	Bonus plans transactions

The fair value of amount payable to employees in respect of Share Appreciation Rights (“SARs”), which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period during which the employees become unconditionally

Note 3 – Significant Accounting Policies (Cont’d)

entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the SARs. Any changes in the liability are recognized in profit or loss.

I.C Power’s senior executives receive remuneration in the form of SARs, which can only be settled in cash (cash-settled transactions). The cost of cash-settled transactions is measured initially at the grant date. With respect to grants made to the I.C. Power’s senior executives, or the executives of certain of the I.C Power’s subsidiaries, this benefit is calculated by dividing the price paid by the Former Parent Company for Inkia ($543 million) by the number of Inkia shares outstanding on the grant date and is expensed over the period until the vesting date with recognition of a corresponding liability. With respect to grants made to OPC Rotem Ltd’s (“OPC”) senior executives, this benefit is calculated by determining the present value of the settlement (execution) price set forth in the plan. The liability is re-measured at each reporting date and at the settlement date based on the formulas described above. Any changes in the liability are recognized as operating expenses in profit or loss. For further information on the characteristics of the SARs provided to certain of the I.C Power’s senior executives, see Note 17(c).

(3)	Termination Benefits

Severance pay is charged to income statement when there is a clear obligation to pay termination of employees before they reach the customary age of retirement according to a formal, detailed plan, without any reasonable chance of cancellation, The benefits given to employees upon voluntary retirement are charged when the Group proposes a plan to the employees encouraging voluntary retirement, it is expected that the proposal will be accepted and the number of employee acceptances can be estimated reliably.

(4)	Defined Contribution Plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees.

(5)	Share-based compensation plans

Qualifying employees are awarded grants of the Company’s shares under the Company’s 2014 Share Incentive Plan. The fair value of the grants are recognized as an employee compensation expense, with a corresponding increase in equity. The expense is amortized over the service period – the period that the employee must remain employed to receive the benefit of the award. At each balance sheet date, the Company revises its estimates of the number of grants that are expected to vest. It recognizes the impact of the revision of original estimates in employee expenses and in a corresponding adjustment to equity over the remaining vesting period.

M.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Note 3 – Significant Accounting Policies (Cont’d)

N.	Revenue recognition

(1)	Revenue from electricity

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue comprises the fair value for the sale of electricity, net of value-added-tax (“VAT”), rebates and discounts and after eliminating sales within the Group.

Revenues from the sale of energy are recognized in the period during which the sale occurs. The revenues from the generation business are recorded based upon output delivered and capacity provided at rates specified pursuant to Power Purchase Agreements (“PPAs”), or at marginal costs determined on the spot market, if the sales are made on the spot market.

Revenues are determined substantially by long-term, U.S. dollar-linked PPAs. PPAs are usually entered into at prices that are equivalent to, or higher than, the prevailing spot market rates, the majority of which are indexed to the underlying fuel cost of the related long-term supply agreements. Under the terms of the majority of our PPAs, the power purchaser is contractually obligated to purchase its energy requirements, and sometimes capacity and/or ancillary services, from the power generator based upon a base price (denominated either in U.S. Dollars or in the local currency) that is generally adjusted for a combination of some of the following: (1) fluctuations in exchange rates, (2) the U.S. inflation index, (3) a local inflation index, (4) fluctuations in the cost of operating fuel, (5) supply costs of natural gas, and (6) transmission costs. Additionally, in Peru, PPAs include provisions that change the contractual unitary energy prices in the case of an interruption of the supply or transportation of natural gas through the use of a methodology based on spot prices existing on the dates in which the interruption event occurred. Many of the prices in our PPAs differentiate between peak and off-peak periods. As of December 31, 2015, the weighted average remaining life of our PPAs based on firm capacity was 10 years (including the remaining life of the PPAs for our assets in advanced stages of construction: Cerro del Aguila (“CDA”), Samay I and Kanan).

(2)	Revenue from shipping services and related expenses (in associated company)

Revenue from cargo traffic is recognized in profit or loss in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed for each cargo by the reference to the time-based proportion. The operating expenses related to cargo traffic are recognized immediately as incurred. If the incremental expenses related to the cargo exceed the related revenue, the loss is recognized immediately in income statement.

(3)	Revenue from vehicles (in associated company)

(i)	Sales of vehicles

Revenue from the sale of vehicles in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of VAT or other sales taxes, returns or allowances, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customers, recovery of the consideration is probable, the associated costs and possible return of vehicles can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(ii)	Rental income of vehicles

Rental income from operating leases is recognized as revenue on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income, over the term of the lease.

Note 3 – Significant Accounting Policies (Cont’d)

(iii)	Licensing income

License fee and royalties received for the use of the Group’s assets (such as platform technology and patent) are normally recognized in accordance with the substance of the agreement on a straight-line basis over the life of the platform.

(4)	Revenue from biodiesel

Revenues are recorded if the material risks and rewards associated with ownership of the goods/merchandise sold have been assigned to the buyer. This usually occurs upon the delivery of products and merchandise.

Revenue is recorded to the extent that it is probable that the economic benefits will flow to the Group and the amount of the revenues can be reliably measured.

O.	Financing Income and Expenses

Financing income includes income from interest on amounts invested and gains from exchange rate differences. Interest income is recognized as accrued, using the effective interest method.

Financing expenses include interest on loans received, commitment fees on borrowings, and changes in the fair value of derivatives financial instruments presented at fair value through profit or loss, and exchange rate losses. Borrowing costs, which are not capitalized, are recorded in the income statement using the effective interest method.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Dividends received are presented as part of cash flows from operating activities. Interest paid and dividends paid are presented as part of cash flows from financing activities. Accordingly, financing costs that were capitalized to qualifying assets are presented together with interest paid as part of cash flows from financing activities. Gains and losses from exchange rate differences and gains and losses from derivative financial instruments are reported on a net basis as financing income or expenses, based on the fluctuations on the rate of exchange and their position (net gain or loss).

P.	Income Taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax liability arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(ii) Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

Note 3 – Significant Accounting Policies (Cont’d)

•	Temporary differences related to investments in subsidiaries and associates where the Group is able to control the timing of the reversal of the temporary differences and it is not probable that they will reverse it in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profit improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Management of the Group regularly reviews its deferred tax assets for recoverability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

Management believes the Group’s tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The Group believes that its liabilities for unrecognized tax benefits, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

(iii) Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Q.	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary share capital. The basic earnings per share are calculated by dividing income or loss allocable to the Group’s ordinary equity holders by the weighted-average number of ordinary shares outstanding during the period. The diluted earnings per share are determined by adjusting the income or loss allocable to ordinary equity holders and the weighted-average number of ordinary shares outstanding for the effect of all potentially dilutive ordinary shares including options for shares granted to employees.

Note 3 – Significant Accounting Policies (Cont’d)

R.	Share Capital – Ordinary Shares

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of ordinary shares, net of any tax effects, are recognized as a deduction from equity.

Distribution of Non-Cash Assets to owners of the Company

The Group measures a liability to distribute non-cash assets as a dividend to the owners of the Group at the fair value of the assets to be distributed. The carrying amount of the dividend is remeasured at each reporting date and at the settlement date, with any changes recognized directly in equity as adjustments to the amount of the distribution. On settlement of the transaction, the Group recognized the difference, if any, between the carrying amounts of the assets distributed and the carrying amount of the liability in profit or loss. Distribution of non-cash assets are distributed to shareholders when the shareholder is given a choice of taking cash in lieu of the non-cash assets.

S.	Discontinued operation

A discontinued operation is a component of the Group´s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	Represents a separate major line of business or geographic area of operations,

•	Is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	Is a subsidiary acquired exclusively with a view to re-sell.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale. When an operation is classified as a discontinued operation, the comparative statement of profit or loss and other comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year.

In the cash flow, the cash balance from discontinued operation is disclosed in a separate line. The changes based on operating, investing and financing activities are reported in Note 27.

T.	Transactions with Controlling Shareholders

Assets, liabilities and benefits with respect to which a transaction is executed with the controlling shareholders are measured at fair value on the transaction date. The Group records the difference between the fair value and the consideration in equity.

U.	Standards required to be applied in Later Periods

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2016, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

1)

Financial Reporting Standards FRS 109 “Financial Instruments” – replaces the existing guidance in FRS 39 Financial Instruments: Recognition and Measurement. FRS 109 includes revised guidance on the classification and measurement of financial instruments, a new expected

Note 3 – Significant Accounting Policies (Cont’d)

credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from FRS 39.

The Standard is to be applied for annual periods commencing on or after January 1, 2018, with the possibility of early adoption. The Standard is to be applied retroactively, except in a number of circumstances. Management of the Company is examining the effects of FRS 109 on the financial statements with no plans for early adoption.

2)	Financial Reporting Standards FRS 115 “Revenues from Contracts with Customers” – the Standard replaces the presently existing guidelines regarding recognition of revenue from contracts with customers and provides two approaches for recognition of revenue: at one point in time or over time. The model includes five stages for analysis of transactions in order to determine the timing of recognition of the revenue and the amount thereof. In addition, the Standard provides new disclosure requirements that are more extensive that those currently in effect.

The Standard is to be applied for annual periods commencing on January 1, 2018, with the possibility of early adoption. The Standard includes various alternatives with respect to the transitional rules, such that companies may choose one of the following alternatives when applying the Standard for the first time: full retroactive application, full retroactive application with practical relaxations or application of the Standard commencing from the initial application date, while adjusting the balance of the retained earnings as at this date for transactions that have not yet been completed. Management of the Group has not yet commenced examining the impacts of adoption of the Standard on its financial statements.

There are no other FRS or Interpretations of Financial Reporting Standards (“INT FRS”) that are not yet effective that would be expected to have a material impact on the Group.

Note 4 – Determination of Fair Value

As part of its accounting policies and disclosure requirements, management of the Group is required to determine the fair value of both financial and non-financial assets and liabilities. The fair values have been determined for purposes of measurement and/or disclosure based on the following methods. Additional information regarding the assumptions used in determining the fair values is disclosed in the notes relating to that asset or liability. A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values.

When relevant observable market data does not exist, or when observable inputs require significant adjustment based on unobservable inputs, fair values are determined using a valuation technique based primarily on the Company’s internal assumptions about future cash flows and appropriately risk-adjusted discount rates. Regardless of the valuation technique used, that technique should not ignore relevant information and reflect appropriate risk adjustments that market participants would make for credit and liquidity risks.

Based on each valuation scenario, management of the Group will decide on the use of observable transaction prices to the extent they represent the fair value of the instrument and consider using unobservable inputs when it is more appropriate than using observable inputs. If they do not represent the fair value of the instrument, and significant adjustments need to be made to the observable transaction prices, it might be more appropriate for the Group to use a valuation technique based on unobservable inputs.

In other scenarios, multiple inputs from different sources may collectively provide the best evidence of fair value with the expected cash flows considered alongside such information. The weighting of these

Note 4 – Determination of Fair Value (Cont’d)

inputs in the fair value measurement would depend on the extent to which they provide information about the fair value of the instrument and are relevant in developing a reasonable estimate of fair value.

A.	Cash Generating Unit for impairment testing

See Note 14.C.

B.	Derivatives

See Note 30 regarding “Financial Instruments”.

C.	Non-derivative financial liabilities

Non-derivative financial liabilities are measured at their respective fair values, at initial recognition and for disclosure purposes, at each reporting date. Fair value for disclosure purposes, is determined based on the quoted trading price in the market for traded debentures, whereas for non-traded loans, debentures and other financial liabilities is determined by discounting the future cash flows in respect of the principal and interest component using the market interest rate as at the date of the report.

Note 5 – Cash and Cash Equivalents

	As at December 31
	2015	2014
	US$ thousands
Cash in banks	277,442	420,391
Time deposits (a)	106,511	189,665

Cash and cash equivalents for purposes of the statement of cash flows	383,953	610,056

(a)	Time deposits corresponds to short-term investments made for periods ranging from one day to three months, depending on immediate cash requirements of the Group, and earn interest at short-term deposit rates in US Dollars and other currencies ranging from 0.23% to 10.55% per annum.

The Group’s exposure to credit risk, interest rate risk and currency risk and a sensitivity analysis with respect to the financial assets and liabilities is detailed in Note 30 “Financial Instruments”.

Note 6 – Short-Term investments and deposits

	As at December 31
	2015	2014
	US$ thousands
Short-term bank deposits (a)	50,000	119,915
Restricted Cash (b)	251,955	88,330

	301,955	208,245
Other	6,747	18,585

	308,702	226,830

(a)	Corresponds to 180-day time deposits set by Inkia Americas Holdings Ltd from the proceeds of the Inkia Holdings Limited (“Acter sale”) (See Note 10.C.d).

Note 6 – Short-Term investments and deposits (Cont’d)

(b)	Corresponds to amounts held in escrow accounts as collateral for loans and contractual obligations, such as debt service reserve accounts and time deposits that guarantee letters of credit. These amounts held in escrow earn interest at market interest rates of 0.03% to 6.2%. This is comprising mainly of: (i) $117,395 thousand, I.C. Power Distribution Holdings Pte. Ltd.’s reserve for the acquisition of four acquired businesses (“Energuate”) (See Note 32.C.2); and, (ii) $50,231 thousand, OPC’s guarantee for the amortization of mezzanine Loan-Tranche A under ICPI.

Note 7 – Trade Receivables, Net

	As at December 31
	2015	2014
	US$ thousands
Trade Receivables	123,377	194,337
Less – allowance for doubtful debts	(104)	(12,979)

	123,273	181,358

Note 8 – Other Current Assets

	As at December 31
	2015	2014
	US$ thousands
Government agencies (a)	23,267	31,848
Insurance recoveries (b)	3,944	8,040
Advances to suppliers	306	26
Prepaid expenses	9,489	10,922
Other receivables	8,254	8,228

	45,260	59,064

a.	The balance corresponds mainly to the VAT incurred in the construction of CDA and Samay I (“Puerto Bravo”) projects. Both projects have the tax benefit of recovering the VAT incurred during the construction stage on a regular basis.
b.	As of December 31, 2015, the amount comprises of receivables recorded in Amayo II and Cobee in connection with their insurance claims for business interruption and property damage of $ 1,615 thousand and $ 2,329 thousand, respectively ($8,040 thousand relates mainly to Amayo II insurance claims in relation to the damage of three wind towers in 2014).

Note 9 – Inventories

	As at December 31
	2015	2014
	US$ thousands
Fuel (a)	5,786	11,873
Spare parts (b)	44,565	43,462

	50,351	55,335

a.

The plants in El Salvador, Nicaragua, Guatemala, Jamaica and Dominican Republic consume heavy fuel and the plants in Chile consume diesel for the generation of electric energy. These plants purchase fuel in the

Note 9 – Inventories (Cont’d)

international market and import it into the respective countries taking into considerations transportation costs and timeliness of purchases, demand and supply of the market.
b.	Corresponds to spare parts held in storage to be used in maintenance work.

During 2015, the Group recognized fuel inventory write-downs to net realizable value of $623 thousand in cost of sales ($1,991 thousand and $558 thousand during 2014 and 2013 respectively).

Note 10 – Investment in Associated Companies

A.	Condensed information regarding significant associated companies

1.	Condensed financial information with respect to the statement of financial position

	ZIM**		Tower***	Qoros****
	As at December 31
	2015	2014	2014	2015	2014
	US$ thousands
Principal place of business	International		International	China
Proportion of ownership interest	32%	32%	29%*	50%	50%

Current assets	616,279	762,507	394,084	235,084	342,357
Non-current assets	1,296,035	1,393,767	479,650	1,430,156	1,467,668
Current liabilities	(610,933)	(788,626)	(325,947)	(888,354)	(1,005,603)
Non-current liabilities	(1,222,639)	(1,288,258)	(412,335)	(746,740)	(664,034)
Non-controlling interests	(3,976)	(7,118)	9,418	—	—

Total net assets attributable to the Group	74,766	72,272	144,870	30,146	140,388

Share of Group in net assets	23,925	23,127	42,012	15,073	70,194
Adjustments:
Excess cost	177,360	167,942	4,524	—	—
Loans	—	—	—	109,393	129,134
Non-controlling interests	—	—	(32,475)	—	—
Others	—	—	—	34,263	21,710

Book value of investment	201,285	191,069	14,061	158,729	221,038

*	The ownership percentage assumes the impact of the conversion of convertible capital notes and shares.
**	Became an associate in 2014 (See Note 10.C.a).
***	Distributed as dividend-in-kind in July 2015 (See Note 10.C.c).
****	Qoros is a joint venture (See Note 10.C.b). The current assets include cash and cash equivalent of $39,610 thousand (2014: $121,215 thousand). The current and non-current liabilities excluding trade and other payables and provisions amount to $1,229,166 thousand (2014: $1,210,875 thousand).

Note 10 – Investment in Associated Companies (Cont’d)

2.	Condensed financial information with respect to results of operations

	ZIM*		Tower**			Qoros****			Generandes***
	For the year ended December 31
	2015	2014	2015	2014	2013	2015	2014	2013	2014	2013
	US$ thousands

Revenues	2,991,135	1,667,107	461,778	828,008	505,009	232,114	138,260	2,170	193,000	512,685

Income (loss)	2,253	(72,515)	(737)	24,723	(108,786)	(392,427)	(349,612)	(255,420)	29,628	85,855

Other comprehensive income (loss)	(1,948)	2,399	—	(8,287)	(12,651)	(19)	(25)	21,990	—	—

Total comprehensive income (loss)	305	(70,116)	(737)	16,436	(121,437)	(392,446)	(349,637)	(233,430)	29,628	85,855

Kenon’s share of comprehensive income (loss)	98	(22,437)	(189)	4,696	(38,860)	(196,223)	(174,818)	(116,715)	11,554	33,483

Adjustments	9,418	9,665	(609)	13,687	7,852	—	12	—	(12)	(3,394)

Kenon’s share of comprehensive income (loss) presented in the books	9,516	(12,772)	(798)	18,383	(31,008)	(196,223)	(174,806)	(116,715)	11,542	30,089

*	Became an associate in 2014, hence, results of operations for 2013 is not presented (See Note 10.C.a).
**	Distributed as dividend-in-kind in July 2015 (see Note 10.C.c). Results of operations for the current period are for the six months ended June 30, 2015.
***	Sold in 2014. (See Note 10.C.e)
****	Qoros is a joint venture (See Note 10.C.d). The depreciation and amortization, interest income, interest expense and income tax expenses recorded by Qoros during the year were $74,509 thousand, $2,109 thousand, $2,137 thousand and $92 thousand (2014: $32,465 thousand, $2,804 thousand, $35,224 thousand and $86 thousand; 2013: $7,853 thousand, $2,951 thousand, $3,483 thousand and $32 thousand) respectively.

B.	Associated companies that are individually immaterial

	Associated Companies
	As at December 31
	2015	2014	2013
	US$ thousands
Book value of investments as at December 31	9,008	9,615

Share of Group in income	123	8,334	2,348
Share of Group in other comprehensive (loss)/income	—	(10,398)	2,375

Share of Group in total comprehensive (loss)/income	123	(2,064)	4,723

C.	Additional information

a.	ZIM

1.	Upon completion of the debt arrangement in ZIM, on July 16, 2014, the Group declined to a rate of holdings of 32% of ZIM’s equity and as a result it ceased to control ZIM. Commencing from

Note 10 – Investment in Associated Companies (Cont’d)

this date, IC presents its investment in ZIM as an associated company. ZIM’s results up to the completion date of the debt arrangement, together with the income due to loss of control and the loss due to waiving all ZIM’s debts, were presented separately in the consolidated profit and loss statements in the category “profit for the year from discontinued operations”.

ZIM’s debt restructuring, which was completed on July 16, 2014 (“the effective date of the restructuring”), involved representatives of the majority of ZIM’s financial creditors, related parties and additional stakeholders. As a result of the restructuring, among other things, ZIM’s outstanding indebtedness and liabilities (face value, including future commitments in respect of operating leases, and with regard to those parties participating in the restructuring) were reduced from approximately $ 3.4 billion to approximately $ 2 billion.

As part of this restructuring the financial creditors and ship owners received shares amounting, in aggregate, to 68% of ZIM’s issued share capital (post-restructuring, after IC’s investment in ZIM as set forth in (1) below). All of ZIM’s existing shares and options, including any such shares held by IC, became null and void.

IC’s participation in the restructuring is as follows:

1.	IC invested an amount of $200 million in ZIM’s share capital, such that following the completion of the restructuring IC holds approximately 32% of ZIM’s issued share capital. This investment will be transferred to Kenon; and

2.	IC waived and discharged all ZIM’s liabilities towards it. Such liabilities arose mainly from the 2009 restructuring of ZIM and comprised subordinated debt with a nominal face value of $240 million.

A waiver in the amount of approximately $12 million (NIS 45 million) deferred debt owed by IC to ZIM in connection with a certain derivative claim shall be terminated, although the debt will be reinstated if the court determines that the waiver was not valid. In such an event, the debt would be repaid following the full repayment of debts under the restructuring (Tranche A, the Series C Notes, the Series D Notes and Tranche E); and

3.	IC has further agreed to provide a receivable-backed credit line of $50 million (“IC’s credit line obligation”) for a period of two years as of the restructuring date. It was also agreed that IC has the right to terminate IC’s credit line obligation following the lapse of nine months from the restructuring date (i.e., April 15, 2015) if certain conditions set forth in the respective agreement were not met. This credit line was not transferred to Kenon.

In addition, all previous covenants were cancelled and a new set of financial covenants was agreed as follows:

(i)	Minimum Liquidity: ZIM is required to meet monthly minimum liquidity (including amounts held in the reserve account available for general corporate purposes) in an amount of at least $125 million (tested on the last business day of each calendar month).

(ii)	Fixed Charge Cover: ZIM is required to have a certain Fixed Charge Cover ratio, which is defined as Consolidated EBITDAL to Fixed Charges. EBITDAL means Consolidated EBITDA (ZIM’s Consolidated EBITDA after certain adjustments as specifically defined in the facility agreements), after adding back charter hire lease costs. Fixed Charges mean mainly cash interest, scheduled repayments of indebtedness and charter hire lease costs.

Note 10 – Investment in Associated Companies (Cont’d)

This ratio will gradually increase from 1.02:1 on December 31, 2015 to 1.07:1 on December 31, 2018 (based on the previous twelve-month periods). Ratio levels will be tested quarterly from December 31, 2015;

(iii)	Total Leverage: ZIM is required to have a certain Total Leverage ratio, which is defined as Total Debt to Consolidated EBITDA. This ratio will gradually decrease from 8.8:1 on June 30, 2015 to 4.9:1 on December 31, 2018 (based on the previous twelve-month periods). Ratio levels will be tested quarterly from June 30, 2015.

During 2015, due to deteriorating market conditions, ZIM obtained amendments to the financial covenants described above, valid as from September 30, 2015. Following the balance sheet date, as a result of further deterioration in the market, ZIM obtained further amendments valid from March 31, 2016 through (and including) December 31, 2017. Accordingly, below are the current financial covenants that is required of ZIM:

1)	Fixed Charge Cover ratio – During 2016 and through (and including) September 30, 2016 all prior requirements are waived. On December 31, 2016 and as of each quarter end during 2017, ZIM will be required to stand a minimum Fixed Charge Cover ratio ranging from 0.82 to 0.84.

During 2018, the required ratio will gradually increase from 0.96:1 to 0.99:1 and remain in that level thereafter.

2)	Total Leverage ratio – During 2016, and through (and including) September 30, 2016 all prior requirements are waived. On December 31, 2016 and as of each quarter end during 2017, ZIM will be required to stand a maximum Total Leverage ratio ranging from 17.17:1 to 11.73:1.

During 2018, the required ratio will gradually decrease from 7.68:1 to 6.64:1 and remain in that level thereafter.

3)	Minimum Liquidity – This covenant was amended as from March 31, 2016 to include all cash and cash equivalents available to ZIM without any restrictions, in addition, during 2016 and through (and including) September 30, 2016 ZIM will be required to stand a minimum liquidity of $ 150 million. Starting December 31, 2016 the minimum Liquidity required will be reinstated at $ 125 million.

Under these amendments, it was also determined that if ZIM’s performance improves and certain conditions are met, the Fixed Cover ratio levels and the Total Leverage ratio levels, as agreed at the restructuring, will be reinstated.

As at December 31, 2015, ZIM is in compliance with its financial covenants. According to its consolidated financial statements, ZIM’s liquidity amounts to $220 million (Minimum Liquidity required is $ 125 million), the Fixed Charge Cover ratio amounts was 1.01:1 (Fixed Charge cover as at December 31, 2015 should not be lower than 0.94:1) and the Total Leverage ratio was 6.85:1 (Total Leverage ratio as at December 31, 2015 should not exceed 10.28:1).

Furthermore, ZIM is obligated under the Tranche A agreements to have a committed receivable-backed credit facility either from IC or from an alternative source for a period of two years as of the restructuring date (“the period”). During 2015, agreements were amended to allow ZIM to arrange the alternative credit facility for the period by September 30, 2015 instead of April 15, 2015.

Note 10 – Investment in Associated Companies (Cont’d)

On April 15, 2015, IC’s credit line obligation was terminated. However, during the reported period, Tranche A agreements were amended to allow ZIM to arrange the alternative credit facility by September 30, 2015 instead of April 15, 2015. In 2015, the alternative facility was concluded.

In the opinion of ZIM management, and its Board of Directors, the updated forecast enables ZIM to meet its liabilities and operational needs and to comply with the new set of financial covenants for a period of at least 12 months after the balance sheet date.

Execution of IC’s part in the restructuring (as described above) was subject, inter alia, to updating the terms of the Special State Share, such that it will not restrict the transfer of ZIM’s shares and will not prevent completion of the restructuring with all its conditions due to the restrictions provided by the Special State Share relating to the holding of a minimum fleet of ships owned by ZIM.

Upon completion of the debt arrangement in ZIM, on July 16, 2014, IC ceased to control ZIM and, therefore, in the third quarter of 2014 IC recorded income in the amount of $796 million as a result of loss of control of ZIM and presentation of its investment in ZIM as an associated company based on its fair value as derived from the amount of IC’s investment in ZIM’s equity in accordance with the arrangement, and also recorded a loss of $187 million due to IC’s waiver of all of ZIM’s debts, as noted above. The resulting amount of the income created, in the amount of $609 million, as stated, was presented in the statement of profit and loss in the category “profit for the year from discontinued operations”.

As part of the debt arrangement, as stated above, IC invested $200 million in the shareholders’ equity of ZIM. Based on a PPA (purchase price allocation) study made by an external appraiser, the excess cost was allocated, primarily, as follows: negative excess cost to ships, in the amount of $104 million, negative excess cost in respect of unfavorable operating lease contracts, in the amount of $39 million, positive excess cost in respect of containers and equipment, in the amount of $30 million, positive excess cost in respect of a brand name, in the amount of $80 million, and goodwill, in the amount of $219 million.

2.	Following the recent trends in the shipping industry, in particular the decline in freight rates that also have an adverse effect on ZIM’s results, Kenon performed a valuation of its 32% equity investment in ZIM as of December 31, 2015 in accordance with FRS 36 Impairment of Assets and FRS 28 Investments in Associates. Kenon concluded that, as of December 31, 2015, the recoverable amount of its investment in ZIM exceeded the carrying amount and, therefore, Kenon did not recognize an impairment in its financial statements in respect of its investment in ZIM.

For the purposes of management’s impairment evaluation of the Group’s investment, ZIM, which operates integrated network liner activity, has one CGU, which consists of all of ZIM’s assets. The recoverable amount is based on the higher of the value in use and the fair value less costs to sell (“FVLCTS”). The valuation is predominantly based on publically available information and set of accounts as at December 31, 2015.

ZIM’s valuation was based on a variety of valuation multiples that is applicable to ZIM’s peers in the wider container shipping industry and the extent these multiples are applicable to ZIM.

•	Applying an increase to the mid-point analysis of 2014 Valuation, which was based on detailed cash flow forecast for 5 years based upon ZIM’s business plan with other factors like bunker price, freight rates, average Twenty-Foot Equivalent Unit (“TEU”) chartered rates and long-term growth.

•	Application of EBITDA multiple range of 10.5x to 11.5x to the normalized EBITDA of $170 million where the multiples used are within the lower range of peers;

Note 10 – Investment in Associated Companies (Cont’d)

•	Share prices: according to comparable quoted shipping companies -9% over 12 months ended December 31, 2015;

•	Forward average Enterprise Value (“EV”) / EBITDA: multiples of comparable companies increased 14% from 14.8x to 16.8x – mainly due to share prices decrease not proportionate to decline in EBITDA;

•	Broker forecasts of comparable peer EBITDA margins for the year ended December 31, 2015, where ZIM’s performance is in the middle of this range and expected to outperform its peers.

3.	In 2015, ZIM recognized an impairment of the vessels held for sale in an amount of $7 million as impairment under other operating expenses.

4.	As part of the July 2014 group debt restructuring, ZIM undertook to scrap eight vessels during the period of 16 months from the effective date of the restructuring. In 2015, ZIM disposed two vessels, and obtained an extension through December 16, 2015, to dispose the last vessel. As of December 31, 2015 all of such vessels were disposed.

Upon the effective date of the restructuring, those vessels were classified as held for sale and as a result, an impairment loss in an amount of $ 110 million was recorded under other operating expenses (as included in the Day 1 Effect).

5.	The container shipping industry is volatile and has been experiencing a sustained cyclical downturn in the recent period, which continues subsequent to the balance sheet date. Continuation of this trend could negatively affect the entire industry and also affect ZIM’s business, financial position, results of operations, cash flows and ZIM’s compliance with certain financial covenants.

6.	During 2015, ZIM sold all of its holdings in an associated company which resulted in a disposal gain of $32 million recognized in ZIM’s financial statements. Kenon’s share of the disposal gain is $10 million and is recognized in share of net income and losses from associated companies.

b.	Qoros Automotive Co. Ltd. (“Qoros”)

1.	As at December 31, 2015, the Group holds, through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”) the equity interest of Qoros in a 50/50 agreement with a Chinese vehicle manufacturer – Chery Automobiles Limited (“Chery”), which is engaged in manufacture of vehicles using advanced technology, and marketing and distribution of the vehicles worldwide under a quality brand name.

2.	As at December 31, 2015, the balance of Kenon’s investment in Qoros amounts to $159 million (December 31, 2014 – $221 million).

3.	During 2015, Kenon and Chery each, through a subsidiary, provided a RMB800 million ($130 million) convertible loan to Qoros to support its ongoing development. Subsequent to date of the report, in January and February 2016, Kenon invested an additional accumulated amount of about $40 million in Qoros.

Note 10 – Investment in Associated Companies (Cont’d)

4.	Set forth below is an overview of the guarantees provided by Kenon in respect of Qoros’ debt:

Date Granted	Qoros Credit Facility	Kenon Guarantee Amount

Spin-Off / November 2015	RMB3 billion credit facility	RMB750 million ($115 million), see (5) below

May and November 2015	RMB700 million EXIM Bank loan facility	RMB350 million ($54 million), plus interest and fees of up to RMB60 million ($10 million), see (6) below

Total		RMB 1,160 million ($179 million)

5.	In July 2012, Chery provided a guarantee to the banks, in the amount of RMB1.5 billion ($242 million), in connection with an agreement with the banks to provide Qoros a loan, in the amount of RMB3 billion ($482 million). In November 2015, Kenon has provided back-to-back guarantees to Chery of RMB750 million (approximately $115 million) in respect of certain of Qoros’ indebtedness and has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under Qoros’ RMB3 billion credit facility are equal in proportion; Kenon has similarly agreed to try to find an acceptable solution in respect of Kenon’s and Chery’s liabilities for the indebtedness of Qoros under Qoros’ 1.5 RMB billion facility, but without any obligation on Kenon to be liable for more than the amount set forth in its back-to-back guarantee to Chery. As a result, if Qoros is unable to meet its operating expenses or is unable to comply with the terms of certain of its debt agreements, Kenon may be required to make payments under its guarantees to Chery. In a back-to-back arrangement Kenon committed to Chery to pay half of every amount it will be required to pay with respect to the above-mentioned guarantee (“the 2012 Guarantee”). The fair value of the guarantee has been recorded in the financial statements.

Prior to Kenon’s spin-off from IC, IC provided the 2012 Guarantee to Qoros. This guarantee by IC is a back-to-back guarantee of Chery’s guarantee of up to RMB1.5 billion (approximately $240 million) under this credit facility, and the obligation of IC under this back-to-back guarantee is up to RMB888 million (approximately $142 million), including related interest and fees. In connection with Kenon’s spin-off from IC, IC continued to provide this guarantee and Kenon entered into a $200 million credit facility with IC, and to the extent that IC is required to make payments under its back-to-back guarantee in respect of Qoros’ credit facility, the amount of the loans owed by Kenon to IC under the credit facility will be increased accordingly.

On February 12, 2015, Kenon has agreed to provide a RMB400,000 thousand ($64,360 thousand) loan to Qoros to support its ongoing development, and in connection with the provision of this loan, IC’s back-to-back guarantee of Qoros’ debt was released in full. Chery’s guarantee under the Qoros facility of up to RMB1.5 billion (approximately $240 million) is not being released in connection with the release of IC’s back-to-back guarantees and, as described above, in November 2015 Kenon has provided back-to-back guarantees to Chery of RMB750 million.

6.	On May 12, 2015, Qoros has signed a Consortium Loan Agreement with the Export-Import Bank of China, and China Construction Bank Co., LTD, Suzhou Branch, concerning the Project of Research and Development of Hybrid Model (“Loan Agreement”), for an amount of RMB700 million ($108 million) or in USD not exceeding the equivalent to RMB480 million ($78 million) (the “Facility”).

On June 15, 2015, this Facility was secured by Chery Automobile Co., Ltd (“Chery Guarantee Deed”) and pledged with Qoros’ 90 vehicle patents with an appraisal value of minimum RMB3.1

Note 10 – Investment in Associated Companies (Cont’d)

billion ($0.5 billion). The Loan Agreement’s term of 102 months bears a 5-years interest rate quoted by the People’s Bank of China in RMB at LIBOR+10%, or in USD at LIBOR+3.50% per annum.

With relation to the above, Kenon provided a RMB350 million ($54 million) guarantee of this financing agreement to Chery for up to 50% of Chery’s Guarantee. As at December 31, 2015, Qoros had drawn down the Facility of RMB700 million ($108 million) with an interest rate of 5.39%. The fair value of the guarantee has been recorded in the financial statements.

7.	On May 15, 2015, Kenon and Chery each provided a RMB400 million ($65 million) loan to Qoros to support its ongoing development. RMB25 million ($5 million) of each loan can be converted into equity on conditions set out in the agreement. As a result, Kenon’s ownership percentage in Qoros will not increase upon Qoros’ full, or partial, conversion of Kenon’s RMB400 million ($65 million) shareholder loan into equity.

Kenon expects all, or a portion, of the shareholder loans to convert into additional equity in Qoros upon the satisfaction of certain conditions, including the approval by the relevant Chinese authority.

Kenon funded the RMB400 million ($65 million) shareholder loan through drawdowns of $65 million under a Credit Facility with its former parent, IC as disclosed in Note 1.B.(2). Under the terms of the Credit Facility, these drawdowns required Kenon to pledge an additional 6.50% of its interest in I.C. Power to IC. As a result of these drawdowns, the aggregate drawdowns under the Credit Facility is $110 million and an aggregate 59.50% of Kenon’s equity interest in I.C. Power will be pledged to IC.

8.	On July 31, 2014, in order to secure additional funding for Qoros of approximately RMB 1.2 billion ($200 million as of August 7, 2014) IC pledged a portion of its shares (including dividends derived therefrom) in Qoros, in proportion to its share in Qoros’s capital, in favor of the Chinese bank providing Qoros with such financing. Simultaneously, the subsidiary of Chery that holds Chery’s rights in Qoros also pledged a proportionate part of its rights in Qoros. Such financing agreement includes, inter alia, liabilities, provisions regarding covenants, events of immediate payment and/or early payment for violations and/or events specified in the agreement. The lien agreement includes, inter alia, provisions concerning the ratio of securities and the pledging of further securities in certain circumstances, including pledges of up to all of Quantum’s shares in Qoros (or cash), provisions regarding events that would entitle the Chinese Bank to exercise the lien, certain representations and covenants, and provisions regarding the registration and approval of the lien.

As of December 31, 2015 Kenon and Chery have each pledged 28% of its equity interest in Qoros.

9.	Qoros incurred a net loss of RMB 2.48 billion and had net current liabilities of approximately RMB 4.24 billion as of and for the year ended 31 December 2015.

Qoros had given careful consideration to the future of liquidity of Qoros and its available sources of finance in assessing whether Qoros will have sufficient financial resources to continue as a going concern.

10.	In September 2014, Qoros’ board of directors reviewed a new business development plan for the next ten years Subsequently, Qoros’ board of directors approved a five-year business plan, which reflected lower forecasted sales volumes and assumed the minimal level of capital expenditure necessary for such sales volumes. Based on 2014 business plan which was updated in 2015, Qoros management performed impairment tests in October 2015 and February 2016 on Qoros’ operating assets (primarily its Property, Plant and Equipment (“PP&E”) and intangible assets).

Note 10 – Investment in Associated Companies (Cont’d)

Qoros, has one CGU, which consists of all of Qoros’ assets. The carrying amount of the CGU’s assets (adjusted for depreciation and amortization) was approximately RMB9.3 billion ($1.4 billion) as of December 31, 2015.

Qoros concluded that the recoverable amount of its CGU was higher than the carrying amount of its CGU (adjusted for depreciation and amortization). The recoverable amount was estimated based on fair value of Qoros’ assets less the costs of disposal and its value in use, using discounted cashflow method. Therefore, no impairment was recognized in Qoros’ December 31, 2015 financial statements in respect of its CGU.

Although Qoros believes the assumptions used to evaluate the potential impairment of its assets are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to future levels of cars produced or sold by Qoros, the development of Qoros’ distribution and dealer network, and Qoros’ utilization of its facility.

The analysis for the impairment test is sensitive to variances in each of the assumptions used and if the assumptions used by Qoros to evaluate the potential impairment of its assets change, Qoros may recognize significant impairment charges in its financial statements in the future. Qoros management has determined that the forecasted volume of sales and Qoros’ receipt of certain subsidies from local Chinese governments are the most important elements of Qoros’ business plan and accordingly are the most sensitive key assumptions for which there reasonably could be a possible change that could cause the carrying amount of Qoros’ CGU to exceed the recoverable amount.

c.	Tower

1.	In March 2015, Tower accelerated the conversion of $80 million of its outstanding Series F Bonds into ordinary shares of Tower. As a result of the issuance of shares, Kenon’s interest in Tower was reduced from 29% to 23% of Tower’s equity and Kenon realized a dilution gain of $32 million.

2.	On May 27, 2015, Kenon’s shareholders approved a capital reduction, contingent upon the approval of the High Court of the Republic of Singapore, to enable Kenon to distribute, on a pro rata basis, some, or all, of the 18,030,041 ordinary shares of Tower held by Kenon, as well as 1,669,795 ordinary shares of Tower underlying the 1,669,795 Series 9 Warrants of Tower held by Kenon, to holders of Kenon’s ordinary shares. On June 25, 2015, the High Court of the Republic of Singapore approved the reduction of Kenon’s issued share capital, enabling Kenon to declare a distribution of some, or all, of its interest in Tower by distribution in specie. On June 30, 2015, the investment in Tower was reclassified to Assets held for distribution.

3.	On July 7, 2015, Kenon’s board of directors declared a pro rata distribution (the “Distribution”) in specie of 18,030,041 ordinary shares of Tower (the “Tower Shares”) to Kenon’s shareholders of record as of the close of trading on July 20, 2015 (the “Record Date”). The Distribution occurred on July 23, 2015 (the “Distribution Date”) and is one of the first key steps in the implementation of Kenon’s strategy, which provided Kenon Shareholders with direct access to Tower, which Kenon believes is in the best interests of its shareholders.

4.	The Tower Shares to be distributed in the Distribution represent all of the shares in Tower owned by Kenon, excluding the 1,669,795 shares in Tower underlying certain warrants held by Kenon. As of July 7, 2015, Kenon had 53,682,994 ordinary shares outstanding. Accordingly, each Kenon Shareholder as of the Record Date received approximately 0.335861 of a Tower Share for every Kenon Share held by such shareholder as of the Record Date. The fair value of the distribution in kind amounts to $255 million. As a result of this distribution, the Group recognized a gain from distribution of dividend in kind of $210 million. The gain arose from the difference between the fair value of the distribution and the carrying amount of the investment as required by INT FRS 117 Distributions of non-cash assets to owners.

Note 10 – Investment in Associated Companies (Cont’d)

5.	After the distribution, Kenon beneficially owns 1,669,795 Warrants representing approximately 2.0% of outstanding Ordinary Shares of Tower as of December 31, 2015.

d.	Generandes Peru S.A

During the last quarter of 2013, Inkia announced its decision to sell its 39.01% direct equity in Generandes Peru S.A. (Holding of Edegel S.A.A.)

In April 2014, the board of directors of I.C. Power approved the sale of Generandes Peru S.A. I.C. Power recorded its investment in Generandes Peru S.A. as an associate, applying the equity method until April 30, 2014.

On April 30, 2014, Inkia Americas Holdings Ltd. (the “Seller”) and I.C. Power Ltd as guarantor of the Seller, signed a share purchase agreement with Enersis SA (Enersis) for the sale of its shares in Inkia Holdings (Acter) Limited that owns 21.14% indirect equity in Edegel S.A.A. for a sale price of $413,000 thousand.

On September 3, 2014, Inkia Americas Holdings Ltd. completed the sale of its shares in Inkia Holdings (Acter) Limited, that had directly the equivalent of 39.01% of Generandes Peru S. A., see note 11A.1.g.

As a result of this sale the Group recorded a capital gain of $132,246 thousand (net of tax $84,981 thousand). In addition, the Group recorded a gain from recycling of foreign exchange of $24,891 thousand.

D.	Details regarding securities registered for trading

	As at December 31, 2014
	Book value	Market value
	US$ thousands
Shares of Tower	14,062	240,340

No Tower shares in 2015 due to distribution of dividend in-kind (See 10.C.c.4)

E.	Details regarding dividends received from associated companies

	For the Year Ended December 31
	2015	2014	2013
	US$ thousands
From associated companies	4,487	32,227	45,217

F.	Restrictions

Qoros

Qoros has restrictions with respect to distribution of dividends and sale of assets deriving from legal and regulatory restrictions, restrictions under the joint venture agreement and the Articles of Association and restrictions stemming from credit received.

ZIM

The holders of ordinary shares of ZIM are entitled to receive dividends when declared and are entitled to one vote per share at meetings of ZIM. All shares rank equally with regard to the ZIM’s residual assets, except as disclosed below.

Note 10 – Investment in Associated Companies (Cont’d)

In the framework of the process of privatizing ZIM, all the State of Israel’s holdings in ZIM (about 48.6%) were acquired by IC pursuant to an agreement from February 5, 2004. As part of the process, ZIM allotted to the State of Israel a special State share so that it could protect the vital interests of the State.

On July 14, 2014 the State and ZIM have reached a settlement agreement (the “Settlement Agreement”) that has been validated as a judgment by the Supreme Court. The Settlement Agreement provides, inter alia, the following arrangement shall apply: State’s consent is required to any transfer of the shares in ZIM which confers on the holder a holding of 35% and more of the ZIM’s share capital. In addition, any transfer of shares which confers on the holders a holding exceeding 24% but not exceeding 35%, shall require prior notice to the State. To the extent the State determines that the transfer involves a potential damage to the State’s security or any of its vital interests or if the State did not receive the relevant information in order to formulate a decision regarding the transfer, the State shall be entitled to inform, within 30 days, that it objects to the transfer, and it will be required to reason its objection. In such an event, the transferor shall be entitled to approach a competent court on this matter.

The Special State Share, and the permit which accompanies it, also imposes transferability restrictions on our equity interest in ZIM. Furthermore, although there are no contractual restrictions on any sales of our shares by our controlling shareholders, if major shareholders’ ownership interest in Kenon (controlling shareholders of Kenon) is less than 36%, or major shareholders cease to be the controlling shareholder, or sole controlling shareholder of Kenon, then Kenon’s rights with respect to its shares in ZIM (e.g., Kenon’s right to vote and receive dividends in respect of its ZIM shares),will be limited to the rights applicable to an ownership of 24% of ZIM, until or unless the State of Israel provides its consent, or does not object to, this decrease in major shareholders’ ownership or “control” (as defined in the State of Israel consent received by IC in connection with the spin-off). The State of Israel may also revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM, or if the cancellation of the provisions of the Special State Share with respect to a person holding shares in ZIM contrary to the Special State Share’s provisions apply (without limitation).

The Special State Share is non-transferable. Except for the rights attached to the said share, it does not confer upon its holder voting rights or any share capital related rights.

Note 11 – Subsidiaries

A.	Investments

1.	I.C. Power

a.	Subsidiaries acquired in 2015

1.	Advanced Integrated Energy Ltd.

On June 8, 2015 I.C. Power executed an agreement with Hadera Paper Ltd (“Hadera Paper”)., pursuant to which I.C. Power agreed to acquire from Hadera Paper 100% of the shares in Advanced Integrated Energy Ltd. (“AIE”) and the Hadera Paper’s energy center. AIE holds a conditional license for the construction of a 120MW cogeneration power station in Israel. The total payment amounts to NIS 60 million (approximately $15.7 million) which involves two transactions:

i.

A business combination in the amount of NIS 36,000 thousand ($ 9,441 thousand) as follows: (i) On August 10, 2015, after fulfilling the conditions precedent contemplated in the aforementioned agreement, I.C. Power completed the acquisition of AIE and paid NIS 1,755

Note 11 – Subsidiaries (Cont’d)

thousand (approximately $ 460 thousand) to Hadera Paper Ltd. for the acquisition of the shares. (ii) I.C. Power through AIE paid NIS 34,245 thousand (approximately $ 8,981 thousand) for the repayment of the loan between Hadera Paper Ltd. and its former shareholder.

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

US$ thousands
Property, plant and equipment	8,981
Intangible	464
Deferred income tax liabilities	(123)

Total net assets	9,322
Total consideration	(9,441)

Goodwill	119

ii.	AIE acquired Hadera Paper’s energy center in the aggregate amount of NIS 24,000 (approximately $ 6,294 thousand). The Hadera Paper’s energy center generates electricity with a 18MW steam turbine.

Additional investments by I.C. Power will be required to enable AIE to complete construction of the power plant, which is expected to commence operations in the second half of 2018.

b.	During 2014, I.C. Power acquired the following companies:

1.	AEI Nicaragua Holdings Ltd., AEI Jamaica Holdings Ltd.

On February 18, 2014, I.C.Power entered into an agreement with AEI Power Ltd. to acquire all of the shares of AEI Nicaragua Holdings Ltd. and AEI Jamaica Holdings Ltd. for a purchase price of $54,144 thousand. On March 12, 2014, Inkia took control of AEI Nicaragua Holdings and paid $36,644 thousand to AEI Power Ltd. in connection with the acquisition. As a result of the post-closing purchase price adjustments, AEI Power Ltd. refunded $6,523 thousand to I.C. Power on April 14, 2014, therefore, the final purchase price of AEI Nicaragua Holdings was $30,121 thousand.

On May 30, 2014, I.C.Power took control of AEI Jamaica Holdings and paid $17,500 thousand to AEI Power Ltd. in connection with the acquisition. As a result of the post-closing purchase price adjustments, I.C. Power paid an additional $3,177 thousand to AEI Power Ltd. on July 1, 2014; therefore, the final purchase price of AEI Jamaica Holdings was $20,677 thousand.

As of result of this transaction, I.C. Power increased its ownership from 15.57% to 100% in Jamaica Private Power Company (a subsidiary of AEI Jamaica Holdings). The measurement to fair value of I.C. Power’s pre-existing share in Jamaica Power Company resulted in a gain of $2,674 thousand ($6,044 thousand less $3,370 thousand carrying amount of such investment at the acquisition date).

2.	Surpetroil S.A.S (“Surpetroil”)

On March 12, 2014, I.C. Power through its subsidiary Samay III signed a share purchase agreement to acquire a 60% stake of Surpetroil, involved in power generation, natural gas transport and distribution using Colombia’s stranded gas, as well as a 60% stake in two companies: Surenergy S.A.S. E.S.P. (Colombia) and Surpetroil S.A.S. (Peru) for a total purchase price of $18,000 thousand. On March 28, 2014, I.C. Power took control of Surpetroil and paid $12,000 thousand at closing. The remaining $6,000 thousand has been retained by I.C. Power to be reinvested by the minority shareholders in new projects.

Note 11 – Subsidiaries (Cont’d)

3.	AEI Guatemala Holdings Ltd.

On August 13, 2014, I.C. Power entered into an agreement with AEI Power Ltd. to acquire all of the shares of AEI Guatemala Holdings Ltd for a purchase price of $29,000 thousand. On September 17, 2014, I.C. Power completed the acquisition of AEI Guatemala Holdings and paid $29,000 thousand to AEI Power Ltd.

On October 22, 2014, I.C. Power paid an additional of $5,568 thousand as a result of the post-closing purchase price adjustments, and $350 thousand for reorganization costs. Therefore, the final purchase price of AEI Guatemala Holdings was $34,918 thousand.

c.	Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

	AEI Nicaragua	AEI Jamaica	Surpetroil	AEI Guatemala	Total
	$ thousands
Property, plant and equipment	157,211	39,585	15,173	60,896	272,865
Intangible	20,783	3,305	5,168	925	30,181
Deferred income tax assets	2,375	179	201	76	2,831
Trade receivables, net	29,072	5,998	900	31,939	67,909
Other assets	40,716	24,325	1,835	38,777	105,653
Short-term borrowings	—	(1,722)	(2,361)	(17,500)	(21,583)
Long-term debt	(115,241)	(10,199)	(2,390)	(23,021)	(150,851)
Deferred income tax liabilities	(33,722)	(1,102)	(2,671)	(7,550)	(45,045)
Other liabilities	(16,804)	(9,532)	(2,901)	(29,181)	(58,418)
Non-controlling interest	(30,618)	—	(5,182)	—	(35,800)

Total net assets	53,772	50,837	7,772	55,361	167,742
Fair value of pre-existing share	—	(6,044)	—	—	(6,044)
Total consideration	(30,121)	(20,677)	(18,000)	(34,918)	(103,716)

Gain on bargain purchase	23,651	24,116	—	20,443	68,210
Goodwill	—	—	10,228	—	10,228

Cash consideration	30,121	20,677	12,000	34,918	97,716
Consideration retained by I.C. Power	—	—	6,000	—	6,000

Total consideration transferred	30,121	20,677	12,000	34,918	97,716
Cash and cash equivalent acquired	(19,310)	(5,371)	(168)	(2,881)	(27,730)

Net cash flow on acquisition	10,811	15,306	11,832	32,037	69,986

d.	Measurement of fair values

I.C. Power has established the value of the acquired assets, liabilities, and contingent liabilities considering the fair value basis on March 12, 2014; March 28, 2014; May 30, 2014; and on September 17, 2014, dates in which I.C. Power took control of AEI Nicaragua Holdings, Surpetroil, AEI Jamaica Holdings and AEI Guatemala Holdings, respectively. The criteria considered to establish the fair value of the main items were the following:

•	Fixed assets were valued considering the market value established by an appraiser;

•	Intangibles consider the valuation of its PPAs;

•	Contingent liabilities were determined over the average probability established by third party legal processes;

Note 11 – Subsidiaries (Cont’d)

•	Deferred tax was valued over the temporary differences between the accounting and tax basis of the business combination; and,

•	Non-controlling interest was calculated over a proportional basis of the net assets identified on the acquisition date.

e.	Gain of bargain purchase

After reviewing and analyzing the fair values of the Nicaraguan, Jamaican and Guatemalan assets and compare them to the carrying value, a gain on bargain purchase of $23,651 thousand, $24,116 thousand and $20,443 thousand, respectively, was determined. The differences between fair value and carrying value are derived in principal:

•	Seller´s need to complete transaction.

•	Lack of alternative buyers.

•	Regions low interest from international power players.

f.	Recognition of Revenues and Profit or Loss

During the period from the acquisition date to December 31, 2014, the revenues and profit or loss contributed by these acquired companies to the consolidated results are as follows:

Companies acquired	Control Date	Revenues	Profit (loss)*
		US$ thousands
AEI Nicaragua Holdings Ltd	March 12, 2014	124,578	5,874
Surpetroil S.A.S.	March 28, 2014	9,263	1,759
AEI Jamaica Holdings Ltd.	May 30, 2014	40,752	(2,242)
AEI Guatemala Holdings Ltd.	September 17, 2014	33,302	(1,028)

Total		207,895	4,363

*	These figures do not include any effect arising from the purchase price allocation adjustments and from non-controlling interest.

g.	On September 3, 2014, Inkia Americas Holdings Ltd. (the “Seller”), and I.C. Power as guarantor of the Seller, closed the sale of its shares in Inkia Holdings (Acter) Limited (“Acter”), that indirectly holds the equivalent of 39.01% of Generandes Peru SA, the holding company of Edegel SAA for a total consideration of $413,000 thousand in cash.

As a consequence of the sale of Acter, I.C. Power transferred all the following companies to Enersis: Southern Cone Power Ltd., Latin America Holding I Ltd., Latin America Holding II Ltd. and Southern Cone Power Peru S.A.A.

Pursuant to the terms of the Share Purchase Agreement, prior to the consummation of the Acter Disposition, Acter was required to repay the outstanding indebtedness (the “Acter Debt”) held with Credit Suisse AG, Cayman Islands Branch. In order to repay the Acter Debt, Seller received a short-term loan from I.C. Power on August 26, 2014 in an amount of $125,000 thousand (the “Acter Contribution”), and used the proceeds to repay the Acter Debt on September 22, 2014.

On April 30, 2015, Inkia received $3,850 thousand as a final dividend from Enersis equivalent to the remaining portion on 2014 Generandes’ earnings as of September 3, 2014.

h.	In May and June 2014, I.C. Power repaid $167,811 thousand of intercompany debt owed to IC, repaid $94,865 thousand of capital notes to IC, and made a dividend distribution to IC of $37,324 thousand. As a result of I.C. Power’s $167,811 thousand repayment of loans and $94,865 thousand repayment of capital notes to IC, no debt currently exists between I.C. Power and IC. In this report this amount (approximately $300 million) was recorded as a payment to former parent company.

Note 11 – Subsidiaries (Cont’d)

i.	In September 2014, a subsidiary of Inkia updated its five-year budget as a result of a downward trend in its results combined with anticipated impacts of recent political changes in the country in which the subsidiary operates, which affects the power generation business therein, and expectations of an increase in operating costs and unchanged electricity prices, which will lead to a decrease in its profitability. As a result, Inkia considered a potential impairment in this subsidiary and conducted an impairment analysis using the value in use method and a discount rate of 7.6%. Accordingly, Inkia determined that the book value of the subsidiary’s assets exceeded its recoverable amount and therefore recorded an impairment loss of $34,673 thousand.

2.	I.C. Green

a.	On December 9, 2014, I.C. Green Energy (“ICG”) signed an agreement for the sale of all its holdings (about 69%) in the shares of Petrotec AG (“Petrotec”), a public company traded on the Frankfurt stock exchange, to the Renewable Energy Group (“REG”), a public company traded on the NASDAQ. As part of the agreement, REG paid ICG in exchange for Petrotec’s shares, the amount of $20.9 million, by means of an issuance of shares of REG, along with payment of an additional amount in cash, of $15.8 million, in respect of the balance of loans and accrued interest ICG granted to Petrotec. The number of shares REG issued to ICG is 2 million shares (about 4.6% of REG’s capital). The shares issued will be restricted for trading and will be released in three equal portions after six, nine and twelve months from the issuance date.

On December 24, 2014 (“the Closing Date”), all the approvals required for execution of the agreement were received and the Group ceased to control Petrotec.

The fair value of the restricted shares was $18 million. As a result of the sale, the Group reported a capital loss of $5 million in its financial statements.

During 2014, ICG received 2,070,538 REG shares at a price of $10.1133 per share. Due to restrictions on the shares, they were recorded in ICG’s books in a value of $18,439 thousands.

During 2015, ICG sold 1,380,358 shares in a total sum of $12,670 thousands and ICG recorded a finance income of $587 thousands from adjustment of REG shares to fair value.

The value of REG shares in ICG’s books as of December 31, 2015 is $6,412 thousands.

b.	In 2014, due a lack of sufficient sources of financing for 2015, the Board of Directors of HelioFocus decided to reduce HelioFocus’ activities and to maintain only a minimum number of personnel until new investors are recruited.

As a result, the Group examined the amount of its investment in HelioFocus and decided to write down the balance to the amount of about $1.5 million in 2014, representing the cash equivalents less the pension liabilities. As a result of the write down, the Group recorded a capital loss of $13,171 thousand in 2014.

c.	As of December 31, 2015, ICG held 90.85% of the shares of Primus Green Energy Inc. (“PGE”), the total convertible loans including interest, owed by PGE to ICG, were consolidated to a convertible bridge financing agreement of $11 million with interest of 7% annually and will be repayable on July 1, 2016.

d.	PGE’s future is highly dependent on combination of factors, such as the timeliness and successful completion of additional financing; the success of its research and development activities; designing, constructing and operating successful production plants; and continued accessibility to funding from investment agreement with ICG and subject to price of available technologies and energy sources. As a result of above uncertainties, ICG decided to write-off its goodwill in PGE in the amount of $6 million in 2015.

Note 11 – Subsidiaries (Cont’d)

3.	I.C. Power Pte Ltd

On August 31, 2015, I.C. Power Pte Ltd (“I.C. Power Singapore”) a wholly-owned subsidiary of Kenon and intended holding company of I.C. Power, filed a Registration Statement on Form F-1 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) relating to the proposed initial public offering (“IPO”) of ordinary shares of I.C. Power Singapore (the “Ordinary Shares”).

The number and price of the shares has yet to be determined. I.C. Power Singapore intends to use the net proceeds of the proposed IPO, along with readily available cash, to develop greenfield projects, acquire companies or assets in the electricity sector, repay an intercompany note payable by I.C. Power Singapore to Kenon of up to $220 million (which note will be issued by I.C. Power to Kenon prior to the IPO), and for general corporate purposes.

The proposed IPO represents a key step in Kenon’s implementation of its strategy to provide its investors with direct access to its primary businesses. Following the proposed IPO, Kenon will remain the majority shareholder of I.C. Power Singapore.

I.C. Power Singapore filed Amendment No.1 to above Registration Statement with SEC on November 2, 2015. The amendment contains new and updated business, regulatory, operating and financial information relating to I.C. Power’s businesses.

Note 11 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to each of the Group’s subsidiaries in 2015 and combined entities in 2014 and 2013 that has material NCI:

	As at and for the year ended December 31
	2015				2014				2013
	Samay I.S.A	Nicaragua Energy Holding	Kallpa Generacion S.A.	Cerro del Aguila S.A.	Samay I.S.A	Nicaragua Energy Holding	Kallpa Generacion S.A.	Cerro del Aguila S.A.	Kallpa Generacion S.A.	Cerro del Aguila S.A.
	US$ thousands
NCI percentage	25.10%	35.42%	25.10%	25.10%	25.10%	35.42%	25.10%	25.10%	25.10%	25.10%
Current assets	47,766	43,390	92,120	23,841	138,153	52,850	83,954	128,242	71,948	72,670
Non-current assets	344,052	172,917	638,325	847,015	102,668	172,240	645,927	662,055	541,079	378,012
Current liabilities	(36,075)	(22,044)	(188,291)	(25,909)	(18,713)	(23,376)	(153,302)	(25,138)	(113,532)	(30,767)
Non-current liabilities	(289,560)	(121,142)	(356,900)	(556,277)	(144,679)	(131,327)	(405,360)	(460,081)	(352,515)	(114,864)

Net assets	66,183	73,121	185,254	288,670	77,429	70,387	171,219	305,078	146,980	305,051

Carrying amount of NCI	16,612	25,899	46,499	72,456	19,435	24,931	42,976	76,575	36,892	76,568

Revenues	—	111,428	447,679	—	—	124,578	436,673	—	394,055	—
Profit/(loss)	(4,049)	14,469	44,088	(8,579)	(311)	4,472	53,090	6,964	43,665	264
Other comprehensive income (loss)	(6,057)	—	(53)	(1,079)	(245)	—	1,150	(6,938)	1,396	(13,805)

Profit attributable to NCI	(1,016)	5,125	11,066	(2,153)	(78)	1,584	13,326	1,748	10,960	66
OCI attributable to NCI	(1,520)	—	(13)	(271)	(62)	—	289	(1,742)	350	(3,465)

Cash flows from operating activities	—	42,480	120,438	—	—	16,605	116,915	—	142,495	—
Cash flows from investing activities	(236,207)	(5,088)	(13,589)	(180,771)	(88,644)	19,522	(26,259)	(247,724)	(16,566)	(178,664)
Cash flows from financing activities excluding dividends paid to non-controlling interests	138,000	(26,139)	(91,084)	95,000	195,135	(20,445)	(78,982)	296,868	(135,043)	235,090
Dividends paid to non-controlling interests	—	(4,401)	(7,530)	—	—	—	—	—	(23,266)	—

Effect of changes in the exchange rate on cash and cash equivalents	(3,266)	(489)	(5,334)	(2,929)	(265)	411	(824)	—	(1,245)	—

Net increase (decrease) in cash equivalents	(101,473)	6,363	2,901	(88,700)	106,226	16,093	10,850	49,144	(33,625)	56,426

Note 11 – Subsidiaries (Cont’d)

C.	Restrictions

I.C. Power

Inkia´s subsidiaries have no restrictions to transfer cash or other assets to the parent company as long as each subsidiary is in compliance with the covenants derived from the borrowing agreements described in note 15.

OPC originally had restrictions to transfer cash or paid dividends up to the third anniversary of Construction Completion. On October 13, 2015, OPC and its senior lenders amended this restriction in order to allow OPC to transfer cash and pay dividends. Therefore, on October 19, 2015, OPC paid NIS 295,000 thousand (equivalent to $76,783 thousand). Out of this total, NIS222,496 thousand (equivalent to $57,912 thousand) was paid as repayment of capital notes and NIS 72,504 thousand (equivalent to $18,871 thousand) as intercompany loan. As of December 31, 2015 and 2014, the cash and cash equivalents at OPC´s financial statements amounted to $111,301 thousands and $157,668 thousands respectively.

Inkia has restrictions to transfer cash or other assets to I.C. Power. Pursuant to its senior notes agreement, dividend payments are treated as restricted payments and are subject to mainly the following conditions:

•	Inkia is able to incur at least $1.00 of additional indebtedness pursuant to satisfying a covenant test (unconsolidated interest coverage ratio is equal or greater than 2.0 to 1.0); and

•	The amount (dividend payments) cannot exceed the sum of: 100% of cumulative consolidated net income of I.C. Power accrued on a cumulative basis, beginning on January 1, 2011 to the end of the most recent fiscal quarter, deducting any non-cash charges or expense (other than depreciation and amortization), non-cash gains and the cumulative effect of changes in accounting principles.

Note 12 – Deposits, Loans and Other Receivables, including Financial Instruments

Composition:

	As at December 31
	2015	2014
	US$ thousands
Deposits in banks and others – restricted cash	16,521	29,700
Financial derivatives not used for hedging	2,863	322
Tower-series 9 options (1)	12,175	10,056
Other receivables (2)	56,916	34,580

	88,475	74,658

(1)	1,669,795 series 9 options of Tower are held by Kenon to purchase 1,699,795 shares of Tower exercisable up to June 27, 2017 at an exercise price of $7.33 per option.
(2)	As of December 31, 2015 and 2014, other receivables correspond mainly to non-current prepaid expenses (connecting to high voltage and gas contract) in OPC.

Note 13 – Property, Plant and Equipment, Net

A.	Composition

	As at December 31, 2015
	Balance at beginning of year	Additions	Disposals	Differences in translation reserves	Companies entering the combination	Transfers and Reclassifications	Balance at end of year
	US$ thousands
Cost
Roads, buildings and leasehold improvements	280,618	4,792	(144)	(503)	—	3,775	288,538
Installations, machinery and equipment	1,779,476	35,148	(5,775)	(4,954)	—	36,859	1,840,754
Dams	138,260	—	(929)	—	—	979	138,310
Office furniture and equipment, motor vehicles and other equipment	43,381	9,140	(1,866)	(508)	—	1,977	52,124

	2,241,735	49,080	(8,714)	(5,965)	—	43,590	2,319,726
Plants under construction	789,681	477,231	(176)	(393)	8,981	(14,949)	1,260,375
Spare parts for installations	27,084	48,078	(116)	(40)	—	(30,707)	44,299

	3,058,500	574,389	(9,006)	(6,398)	8,981	(2,066)	3,624,400

Accumulated depreciation
Roads, buildings and leasehold improvements	64,473	6,744	(34)	(56)	—	826	71,953
Installations, machinery and equipment	429,499	102,214	(2,077)	(677)	—	1,365	530,324
Dams	45,489	1,499	(224)	—	—	—	46,764
Office furniture and equipment, motor vehicles and other equipment	20,829	3,499	(1,661)	(95)	—	(1,034)	21,538

	560,290	113,956	(3,996)	(828)	—	1,157	670,579

	2,498,210	460,433	(5,010)	(5,570)	8,981	(3,223)	2,953,821

Prepayments on account of property, plant & equipment	4,577						6,057

	2,502,787						2,959,878

Note 13 – Property, Plant and Equipment, Net (Cont’d)

	As at December 31, 2014
	Balance at beginning of year	Additions	Disposals	Impairment	Differences in translation reserves	Companies entering the combination	Companies exiting the combination	Balance at end of year
	US$ thousands
Cost
Roads, buildings and leasehold improvements	297,115	24,991	(511)	—	(4,935)	7,062	(43,104)	280,618
Installations, machinery and equipment	1,513,921	110,413	(8,704)	—	(58,677)	259,194	(36,671)	1,779,476
Dams	138,538	—	(278)	—	—	—	—	138,260
Office furniture and equipment, motor vehicles and other equipment	90,788	6,803	(3,129)	—	(1,651)	3,707	(53,137)	43,381
Vessels	2,317,153	3,545	—	—	—	—	(2,320,698)	—
Containers	683,311	3,208	(11,891)	—	—	—	(674,628)	—

	5,040,826	148,960	(24,513)	—	(65,263)	269,963	(3,128,238)	2,241,735
Plants under construction	387,773	405,771	(314)	—	(23)	480	(4,006)	789,681
Spare parts for installations	17,438	28,677	(861)	—	(1,099)	3,004	(20,075)	27,084

	5,446,037	583,408	(25,688)	—	(66,385)	273,447	(3,152,319)	3,058,500

Accumulated depreciation
Roads, buildings and leasehold improvements	81,719	7,538	(222)	2,229	(193)	52	(26,650)	64,473
Installations, machinery and equipment	360,101	94,657	(2,205)	17,356	(3,596)	—	(36,814)	429,499
Dams	28,944	1,674	(30)	14,901	—	—	—	45,489
Office furniture and equipment, motor vehicles and other equipment	58,959	5,154	(1,328)	187	(95)	267	(42,315)	20,829
Vessels	714,828	44,017	—	—	—	—	(758,845)	—
Containers	341,011	23,266	(8,886)	—	—	—	(355,391)	—

	1,585,562	176,306	(12,671)	34,673	(3,884)	319	(1,220,015)	560,290

	3,860,475	407,102	(13,017)	(34,673)	(62,501)	273,128	(1,932,304)	2,498,210

Prepayments on account of property, plant & equipment	—							4,577

	3,860,475							2,502,787

Note 13 – Property, Plant and Equipment, Net (Cont’d)

B.	Depreciated balances

	As at December 31
	2015	2014
	US$ thousands
Roads, buildings and leasehold improvements	216,585	216,145
Installations, machinery and equipment	1,310,430	1,349,977
Dams	91,546	92,771
Office furniture and equipment, motor vehicles and other equipment	30,586	22,552
Plants under construction	1,260,375	789,681
Spare parts for installations	44,299	27,084

	2,953,821	2,498,210

C.	During the period ended December 31, 2015, the Group acquired assets with a cost of $574,389 thousand, mainly for the construction of the CDA, Samay I and Kanan projects.

During the period ended December 31, 2014, the Group acquired assets with a cost of $583,408 thousand, mainly for the construction of the CDA and Samay I projects, the acquisition of Las Flores power plant, and $272,865 thousand in connection with AEI Nicaragua Holdings Ltd, AEI Jamaica Holdings Ltd, AEI Guatemala Holdings Ltd and Surpetroil business combinations, see note 11.A.1.b.

CDA is a run-of-the-river hydroelectric project on the Mantaro River located in Huancavelica, in central Peru. The plant will have an installed capacity of 510 MW. Construction of the hydroelectric plant is underway (approximately 90% advanced as of December 31, 2015). It is expected that CDA will commence commercial operation during the second half of 2016 and it is estimated to cost approximately $959,000 thousand. The CDA Project is financed with a $591,000 thousand syndicated credit facility, representing 62% of the total estimated cost of the project, with export credit agencies, development banks and private banks, and is collateralized by the assets of the project. The remaining 38% of the CDA Project’s cost will be financed with equity from each of Inkia and Energía del Pacífico (the minority shareholder of Kallpa, CDA and Samay I), in proportion to their ownership interests in CDA. As of December 31, 2015, CDA shareholders has already funded $328,000 thousand.

On November 29, 2013, Samay I won a public bid auction conducted by the Peruvian Investment Promotion Agency to build an open cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa (southern Peru), with an installed capacity of approximately 600 MW at an estimated cost of $380,000 thousand, approximately 82% of which is to be financed with a $311,000 thousand seven-year syndicated secured loan agreement with Bank of Tokyo, Sumitomo and HSBC and approximately 18% of which has been financed with equity from each of Inkia and Energía del Pacífico. Samay I’s agreement with the Peruvian government is for a 20-year period, with fixed monthly capacity payments and pass-through of all variable costs. Construction of Samay I’s thermoelectric plant is in its early stages and it is expected that Samay I will commence commercial operations in mid-2016, in accordance with the terms of its agreement with the Peruvian government.

In April 2014, Kallpa Generacion S.A., a subsidiary of Inkia, completed its $114,000 thousand purchase of the 193 MW single turbine natural gas fired plant “Las Flores”, located in Chilca, Peru. Las Flores, which commenced its commercial operation in May 2010, permits for a future 190 MW gas-fired expansion and has sufficient space to locate such a facility, as well as a combined cycle expansion, on its existing premises.

D.

In September 2014, a subsidiary of Inkia updated its five-year budget; as a result of a downward trend in its results combined with anticipated impacts of recent political changes in the country in which the

Note 13 – Property, Plant and Equipment, Net (Cont’d)

subsidiary operates, which affects the power generation business therein, and expectations of an increase in operating costs and unchanged electricity prices, which will lead to a decrease in its forecast profitability. As a result, Inkia considered a potential impairment in this subsidiary and conducted an impairment analysis using the value in use method and a discount rate of 7.6%. Accordingly, Inkia determined that the book value of the subsidiary’s assets exceeded its recoverable amount and therefore recorded an impairment loss of $34,673 thousand. At the end of 2015, Inkia performed an impairment test on the long lived assets of this subsidiary in order to identify whether the impairment loss is reversed or whether an additional impairment loss is required. As a result of this, no additional impairment loss is required as of December 31, 2015. However, due to the sensitively of the assumptions used, I.C. Power management believes that minor changes in the key assumptions may affect materially the carrying value of this subsidiary in the future.

E.	The amount of borrowing costs capitalized during 2015 was $31,596 thousand ($52,124 thousand during 2014).

F.	In I.C. Power, property, plant and equipment includes assets acquired through financing leases. As at December 31, 2015 and 2014, the cost and corresponding accumulated depreciation of such assets are as follows:

	US$ thousand
	As of December 31, 2015			As of December 31, 2014
	Cost	Accumulated depreciation	Net cost	Cost	Accumulated Depreciation	Net cost

Roads, buildings and leasehold improvements	42,281	(5,545)	36,736	42,280	(4,488)	37,792
Installations, machinery and equipment	275,674	(104,401)	171,273	277,272	(88,679)	188,593

	317,955	(109,946)	208,009	319,552	(93,167)	226,385

G.	The composition of the depreciation expense is as follows:

	As at December 31
	2015	2014
	$ thousands
Depreciation charged to results	114,855	104,337
Depreciation charged to fixed assets*	(899)	298
	113,956	104,635

*	Depreciation expenses on motor vehicles of projects under construction (CDA and Samay I) are capitalized.

	As at December 31
	2015	2014
	$ thousands

Depreciation charged to cost of sales	105,725	96,920
Depreciation charged to general, selling and administrative expenses	9,130	7,417
Depreciation charged to results	114,855	104,337
Amortization of intangibles	5,192	4,076
Depreciation and amortization	120,047	108,413

H.	The Group has fully depreciated assets that are still in operation. As at December 31, 2015, the original cost of such assets was $88,804 thousand ($66,387 as at December 31, 2014).

Note 14 – Intangible Assets

A.	Composition:

	Goodwill	Customer relationship*	Software	Others**	Total
	US$ thousands
Cost
Balance as at January 1, 2015	81,484	41,074	1,522	53,459	177,539
Acquisitions as part of business combinations	119	—	—	464	583
Acquisitions – self development	—	—	194	15,070	15,264
Disposals	—	—	(8)	—	(8)
Reclassification	—	—	71	(177)	(106)
Translation differences	(2,022)	—	(3)	(10)	(2,035)

Balance as at December 31, 2015	79,581	41,074	1,776	68,806	191,237

Amortization and impairment
Balance as at January 1, 2015	15,537	12,591	709	4,031	32,868
Amortization for the year	—	4,297	214	681	5,192
Acquisitions – business combination	—	—	—	—	—
Disposals	—	—	(8)	—	(8)
Reclassification	—	—	22	—	22
Impairment	5,918	—	—	—	5,918
Translation differences	—	—	—	1	1

Balance as at December 31, 2015	21,455	16,888	937	4,713	43,993

Carrying value

As at January 1, 2015	65,947	28,483	813	49,428	144,671

As at December 31, 2015	58,126	24,186	839	64,093	147,244

*	Comprise mainly identified intangible assets as a result of the business combination such as the acquisition of “customer relationships” and others in the purchase of its subsidiaries and associates.
**	The 2015 additions in the caption “others” include mainly development cost. Expenditures incurred in the design and evaluation of future power plant facilities in the countries in which the I.C. Power currently operates.

As of December 31, 2015, balance of “others” intangible assets mainly corresponds to cost incurred in the construction and improvements of public access roads in connection with the CDA project.

Note 14 – Intangible Assets (Cont’d)

	Goodwill	Customer relationship*	Technology*	Software	Others**	Total
	US$ thousands
Cost
Balance as at January 1, 2014	85,650	16,601	50,534	114,855	37,685	305,325
Acquisitions as part of business combinations	25,765	24,473	—	137	5,708	56,083
Acquisitions – self development	—	—	—	2,939	15,537	18,476
Disposals	—	—	—	(196)	—	(196)
Reclassificiation	(28,367)	—	(50,534)	(116,142)	(5,472)	(200,515)
Translation differences	(1,564)	—	—	(71)	1	(1,634)

Balance as at December 31, 2014	81,484	41,074	—	1,522	53,459	177,539

Amortization and impairment
Balance as at January 1, 2014	12,931	9,196	47,436	67,883	6,296	143,742
Amortization for the year	—	3,395	843	5,513	747	10,498
Acquisitions – business combination	—	—	—	109	—	109
Disposals	—	—	—	(196)	—	(196)
Reclassificiation	(12,931)	—	(48,986)	(72,582)	(3,012)	(137,511)
Impairment	15,537	—	—	—	—	15,537
Translation differences	—	—	707	(18)	—	689

Balance as at December 31, 2014	15,537	12,591	—	709	4,031	32,868

Carrying value

As at January 1, 2014	72,719	7,405	3,098	46,972	31,389	161,583

As at December 31, 2014	65,947	28,483	—	813	49,428	144,671

*	Comprise mainly identified intangible assets as a result of the business combination such as the acquisition of “customer relationships” and others in the purchase of its subsidiaries and associates.
**	The 2014 additions in the caption “others” include mainly development cost. Expenditures incurred in the design and evaluation of future power plant facilities in the countries in which the I.C. Power currently operates.

As of December 31, 2014, balance of “others” intangible assets mainly corresponds to cost incurred in the construction and improvements of public access roads in connection with the CDA project.

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life or not yet available for use

	As at December 31
	2015	2014
	US$ thousands
Intangible assets with a finite useful life	25,673	30,002
Intangible assets with an indefinite useful life or not yet available for use	121,571	114,669

	147,244	144,671

Note 14 – Intangible Assets (Cont’d)

C.	Examination of impairment of cash generating units containing goodwill

For the purpose of testing impairment, goodwill is allocated to the Group’s cash-generating units that represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill is allocated to the cash-generating units are as follows:

	As at December 31
	2015	2014
	US$ thousands
Goodwill
I.C. Power and its subsidiaries	58,126	60,029	*
Other	—	5,918	**

	58,126	65,947

*	Goodwill arises from the following Group entities in I.C. Power (cash generating unit):

	As at December 31
	2015	2014
	US$ thousands

Nejapa	40,693	40,693
Kallpa	10,934	10,934
Surpetroil	6,383	8,402
AIE	116	—

	58,126	60,029

*	Goodwill in Colombia and Israel’s subsidiary recorded in Columbian pesos and New Israeli shekels, respectively; translated into US dollars at the exchange rate at the reporting date.
**	Goodwill in PGE of $6 million was impaired in 2015 (See Note 11.A.2.d)

D.	Impairment testing

The recoverable amount of each CGU is based on the estimated value in use using discounted cash flows. The cash flows are derived from the 5-year budget.

The key assumptions used in the estimation of the recoverable amount are shown below. The values assigned to key assumptions represent management of the Group´s assessment of future trends in the power sector and have been based on historic data from external and internal sources.

	2015	2014
Discount rate	In percent
Peru	7.4	6.9
El Salvador	10.0	9.2
Colombia	9.2	11.1
Terminal value growth rate	1.2-2.0	1.2-2.0

The discount rate is a post-tax measure based on the characteristics of each CGU with a possible debt leveraging of 48% in 2015 and 43% in 2014.

Note 14 – Intangible Assets (Cont’d)

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate was determined based on management of the Group´s estimate of the long term inflation.

In addition to the discount and growth rates, the key assumptions used to estimate future cash flows, based on past experience and current sector forecasts, are as follows:

•	Existing PPA signed

•	Investment schedule – The management has used the updated investment schedule in countries in which those companies operate, in order that the supply satisfies the demand growth in an efficient manner.

•	The production mix of each country was determined using specifically-developed internal forecast models that consider factors such as prices and availability of commodities, forecast demand of electricity, planned construction or the commissioning of new capacity in the country’s various technologies.

•	Fuel prices have been calculated based on existing supply contracts and on estimated future prices including a price differential adjustment specific to every product according to local characteristics.

•	Assumptions for energy sale and purchase prices and output of generation facilities are made based on complex specifically-developed internal forecast models for each country.

•	Demand – Demand forecast has taken into consideration the most probable economic performance as well as growth forecasts of different sources.

•	Technical performance- The forecast take into consideration that the power plants have an appropriate preventive maintenance that permits their proper functioning.

Sensitivity to changes in assumptions

With regard to the assessment of value in use of the CGUs, the management of the Group believes that minor changes in the above key assumptions may affect materially the recoverable amount of Surpetroil such that the carrying value ($6,383 thousand as of December 31, 2015) may exceed its recoverable amount. Other than that, management of the Group believes that no reasonably possible change in any of the above key assumptions would cause the recoverable amounts to be materially below the respective carrying values of Nejapa, Kallpa and AIE.

Note 15 – Loans and Debentures

Following are the contractual conditions of the Group’s interest bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 30, in connection with financial instruments.

	As at December 31
	2015	2014
	US$ thousands
Current liabilities
Short-term credit:
Short-term loans from banks and financial institutions	179,317	58,137

	179,317	58,137

Current maturities of long-term liabilities:
Loans from banks and financial institutions	132,222	56,757
Non-convertible debentures	15,400	17,010
Liability in respect of financing lease	25,729	29,582

	173,351	103,349

Total current liabilities	352,668	161,486

Non-current liabilities
Loans from banks and financial institutions	1,550,480	1,373,245
Non-convertible debentures	671,247	703,952
Liability in respect of financing lease	163,774	193,538
Other long-term balances*	152,760	48,486

Total other long-term liabilities	2,538,261	2,319,221
Less current maturities	(173,351)	(103,349)

Total non-current liabilities	2,364,910	2,215,872

*	Included in the Other long-term balances were mainly the loan payable of $118,497 thousand to IC (See Note 1.B.2) and financial guarantees liability of $34,263 thousand (See Note 19.A.1)

Note 15 – Loans and Debentures (Cont’d)

Following are the contractual conditions of the Group’s interest bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk, is provided in Note 30, in connection with financial instruments.

A.	Composition of I.C. Power loans from Banks and Others

				As at December 31, 2015		As at December 31, 2014
	Nominal annual			$ thousands		$ thousands
	Interest rate	Currency	Maturity	Current	Non-Current	Current	Non-Current
Short-term loans from banks and financial institutions
I.C. Power Distribution Holdings
Credit Suisse (D)	LIBOR + 4%	USD	2016	117,334	—	—	—
Compañía de Electricidad de Puerto Plata (“CEPP”)
BHD Bank	2.48% / 3.80%	USD	2016/2015	3,000	—	5,000	—
Kallpa Generación
Banco de Crédito del Perú	1.15%	USD	2015	—	—	29,107	—
Banco de Crédito del Perú	0.69%	USD	2016	30,000	—	—	—
Scotiabank Perú	0.63%	USD	2016	15,000	—	—	—
Cobee
Various entities	5.50% / 6.00%	BOB	2016/2015	4,525	—	12,503	—
Nejapa

Scotiabank El Salvador	5.50%	USD	2016	5,000	—	—	—
Banco America Central	4.25%	USD	2016	1,200	—	—	—
I.C. Power Chile Inv
Scotiabank	TAB + 1.20%	CLP	2016	489	—	—	—
Cenergica
Banco America Central	4.25%	USD	2016	700	—	—	—
Surpetroil
Various entities	DTF+2.95%/ 4.15% IBR+4.25%	COP	2016/2015	2,069	—	1,527	—
PQP			2015
Banco Industrial Guatemala	4.75%	USD	2015	—	—	10,000	—

Subtotal				179,317	—	58,137	—

Long-term loans from Banks and others
Financial institutions:
Cerro del Aguila (E)
Tranche A	LIBOR+4.25% - LIBOR +5.50%	USD	2024	4,199	306,064	—	257,022
Tranche B	LIBOR+4.25% - LIBOR +6.25%	USD	2024	2,261	164,803	—	138,396
Tranche 1D	LIBOR+2.75% - LIBOR +3.60%	USD	2024	519	37,827	—	31,766
Tranche 2D	LIBOR+2.75% - LIBOR +3.60%	USD	2027	280	20,369	—	17,105
Samay I (F)
Sumitomo /HSBC / Bank of Tokyo	LIBOR+2.125% - LIBOR +2.625%	USD	2021	3,030	282,369	—	144,636
Kallpa Generación (G)
Syndicated Loan – Various entities	LIBOR+6.00%	USD	2019	17,384	41,279	13,895	58,663
Central Cardones (H)
Tranche One
BCI / Banco Itaú	LIBOR+1.9%	USD	2021	3,535	22,008	3,276	25,536

Note 15 – Loans and Debentures (Cont’d)

A.	Composition of I.C. Power loans from Banks and Others (Cont’d)

				As at December 31, 2015		As at December 31, 2014
	Nominal annual			$ thousands		$ thousands
	Interest rate	Currency	Maturity	Current	Non-Current	Current	Non-Current
Tranche Two
BCI / Banco Itaú	LIBOR+2.75%	USD	2017	—	17,884	—	19,384
Colmito (I)
Banco Bice	7.90%	CLP	2028	524	15,799	622	19,176
Consorcio Eólico Amayo, S.A.(J)
Banco Centroamericano de Integración Económica	8.45% - LIBOR +4%	USD	2023	4,428	42,704	4,533	47,147
Consorcio Eólico Amayo (Fase II), S.A.(K)
Various entities	LIBOR+5.75%, 8.53%,10.76%	USD	2025	2,930	31,279	2,838	34,209

Empresa Energética Corinto, Ltd.
Banco de América Central (BAC)	8.35%	USD	2018	2,865	6,527	2,634	9,392

Tipitapa Power Company, Ltd.
Banco de América Central (BAC)	8.35%	USD	2018	2,568	6,130	1,951	5,781

Jamaica Private Power Company
Royal Bank of Canada	LIBOR + 5.50%	USD	2017	4,011	—	2,983	3,990
Burmeister & Wain Scandinavian Contractor A/S	3.59%	USD	2018	326	571	315	897
PQP (L)
Banco Industrial	LIBOR + 4.50%	USD	2019	4,268	10,743	4,757	17,034
Surpetroil S.A.S
Banco Corpbanca Colombia S.A	3.95%	COP	2015	—	—	135	—
Banco Pichincha	7.33%	COP	2017	128	95	—	—
OPC Rotem Ltd
Lenders Consortium (M)	4.85% - 5.36%	NIS	2031	16,272	360,295	18,818	381,246
Veolia Energy Israel Ltd. (N)			2016	5,080	—	—	19,060
I.C. Power Israel Ltd (O)
Facility A – Amitim and Menora Pension Funds	4.85%/7.75%	NIS	2016	41,313	—	—	39,902
Facility B – Amitim and Menora Pension Funds	7.75%	NIS	2029	4,251	51,020	—	53,203
I.C. Power Ltd
Bank Hapoalim New York	1.25%	NIS	2016	12,000	—	—	12,003
AGS
Veolia Energy Israel Ltd		NIS	2017	—	414	—	—

Sub total				132,172	1,418,180	56,757	1,335,548

Liabilities in respect of finance leases: Kallpa Generación
Banco de Crédito del Perú/ Citibank (P)	LIBOR+3.00%	USD	2016	2,334	—	8,901	2,335
Banco de Crédito del Perú (Q)	LIBOR+2.05%	USD	2017	8,802	19,865	6,473	28,667
Scotiabank Perú (R)	7.57%	USD	2018	7,508	30,248	7,140	37,755
Banco de Crédito del Perú (S)	7.15%	USD	2023	6,624	87,816	6,624	94,440
Surpetroil S.A.S.
Banco de Occidente S.A.	DTF + 3.5%	COP	2017	461	116	444	759
Sub total				25,729	138,045	29,582	163,956

Note 15 – Loans and Debentures (Cont’d)

A.	Composition of I.C. Power loans from Banks and Others (Cont’d)

				As at December 31, 2015		As at December 31, 2014
	Nominal annual			$ thousands		$ thousands
	Interest rate	Currency	Maturity	Current	Non-Current	Current	Non-Current
Debentures
Cobee
Bonds Cobee II (T)	9.40%	USD	2015	—	—	6,803	—
Bonds Cobee III-1B (U)	6.50%	USD	2017	1,750	1,750	—	3,500
Bonds Cobee III-1C (bolivianos) (U)	9.00%	BOB	2020	—	6,343	—	6,343
Bonds Cobee III-2 (U)	6.75%	USD	2017	—	5,000	—	5,000
Bonds Cobee III-3 (bolivianos) (U)	7.00%	BOB	2022	—	6,160	—	6,160
Bonds Cobee IV-1A (V)	6.00%	USD	2018	—	3,977	—	3,967
Bonds Cobee IV-1B (V)	7.00%	USD	2020	—	3,972	—	3,964
Bonds Cobee IV-1C (bolivianos) (V)	7.80%	BOB	2024	—	12,023	—	12,020
Cobee Bonds-IV Issuance 3 (V)	6.70%	USD	2019	—	4,961	—	4,950
Cobee Bonds-IV Issuance 4 (bolivianos) (V)	7.80%	BOB	2024	—	15,035	—	15,029
Kallpa Generación
Kallpa Bonds (W)	8.50%	USD	2022	13,650	135,455	10,207	149,105
Inkia Energy Ltd
Inkia Bonds (X)	8.375%	USD	2021	—	447,524	—	447,357
Cepp
Cepp Bonds (Y)	6.00%	USD	2019	—	9,924	—	24,755
Cobee
Cobee Bonds (Premium)		USD-BOB	2017-2024	—	3,723	—	4,792

Subtotal				15,400	655,847	17,010	686,942

Total				352,618	2,212,072	161,486	2,186,446

DTF: “Depósitos a Término Fijo”. Fixed-term deposits rate calculated by Colombia’s Central Bank.

IBR: “Indicador Bancario de Referencia”. Bank Indicator of Reference calculated by Colombia’s Central Bank.

TAB: “Tasa Activa Bancaria”. Short-term credits average interest rate calculated by Chile’s Bank’s Association.

TRE: “Tasa de Referencia”. Weighted average for time deposits rates, calculated by Bolivia’s Central Bank.

Note 15 – Loans and Debentures (Cont’d)

B.	Classification based on currencies and interest rates

	Weighted- average interest rate December 31	As at December 31
	2015	2015	2014
	%	US$ thousands
Current liabilities (without current maturities)

Short-term loans from financial institutions
In dollars	3.57%	172,234	15,000
In other currencies	6.13%	7,083	43,137

		179,317	58,137

Long-term liabilities (including current maturities)

Non-convertible debentures
In dollars	8.21%	629,014	661,200
In other currencies	6.14%	42,233	42,752

		671,247	703,952

Loans from financial institutions
In dollars	5.10%	1,043,289	860,145
In unlinked shekels	5.69%	490,645	493,169
In other currencies	7.87%	16,546	19,931

		1,550,480	1,373,245

		2,221,727	2,077,197

C.	Liability in respect of financing lease

Information regarding the financing lease liability broken down by payment dates is presented below:

	As at December 31, 2015			As at December 31, 2014
	Minimum future lease rentals	Interest component	Present value of minimum lease rentals	Minimum future lease rentals	Interest component	Present value of minimum lease rentals
	US$ thousands
Less than one year	35,501	9,772	25,729	40,722	11,140	29,582
From one year to five years	134,976	26,053	108,923	153,396	33,122	120,274
More than five years	31,454	2,332	29,122	48,725	5,043	43,682

	201,931	38,157	163,774	242,843	49,305	193,538

Short-term loans from banks

D.

Credit Suisse – On December 29, 2015, I.C. Power Distribution Holdings Pte. Ltd., together with certain of its subsidiaries, executed a one-year secured credit agreement with Credit Suisse AG in an aggregate principal amount of $ 120,000 thousand to finance a portion of the acquisition of Estrella Cooperatief B.A., a holding company that indirectly owns 90.6% and 92.7% of two operating companies that operate an electricity distribution business in Guatemala and 100% of two smaller related businesses (the acquired

Note 15 – Loans and Debentures (Cont’d)

businesses are referred to as “Energuate”). The loan under this facility bears interest on a quarterly basis at LIBOR plus a margin of 4% per annum and was secured with the shares of Estrella Cooperatief B.A. For additional information see Note 32.

As of December 31, 2015, the outstanding principal amount under this facility was $ 120,000 thousand. ($ 117,334 thousand, net of transaction costs).

Long term loans from banks and others

E.	In August 2012, CDA, as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent, Sumitomo Mitsui Banking Corporation, as SACE agent, the Bank of Nova Scotia, as Offshore Collateral Agent, Scotiabank Perú, S.A.A., as onshore collateral agent, and certain financial institutions, as lenders, entered into a senior secured syndicated credit facility for an aggregate principal amount not to exceed $ 591,000 thousand to finance the construction of CDA’s project. Loans under this facility will be disbursed in three tranches.

The loans under this credit agreement are secured by CDA’s power plant and related assets, comprise three tranches and bear interest payable on quarterly basis in arrears at a rate of LIBOR plus a margin. The margin applicable to each tranche is as follows:

	Amount*	From July 2014	From August 2017	From August 2020	From August 2023
Tranche	($)	to August 2017	to August 2020	to August 2023	to maturity
A	341,843	4.25%	4.75%	5.25%	5.50%
B	184,070	4.25%	5.00%	5.75%	6.25%
D	65,000	2.75%	3.25%	3.60%	3.60%

*	Up to

Tranche A loans under this facility, in an aggregate principal amount of up to $ 341,843 thousand, will initially bear interest at the rate of LIBOR plus 4.25% per annum, increasing over time beginning on the date after the interest payment date occurring after August 17, 2017 to LIBOR plus 5.50% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of the Tranche A loans will be payable in 33 quarterly installments commencing on the first quarterly payment date occurring after the project acceptance by CDA. Tranche A loans will be guaranteed by Corporación Financiera de Desarollo S.A. (COFIDE).

Tranche B loans under this facility, in an aggregate principal amount of up to $ 184,070 thousand, will initially bear interest at the rate of LIBOR plus 4.25% per annum, increasing over time beginning on the date after the interest payment date occurring after August 17, 2017 to LIBOR plus 6.25% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of the Tranche B loans are payable on August 17, 2024. Tranche B loans are guaranteed by COFIDE.

Tranche D loans under this facility, in an aggregate principal amount of up to $ 65,000 thousand, are divided in two parts: Tranche 1D, in an aggregate principal amount of up to $ 42,250 thousand and Tranche 2D, in an aggregate principal amount of up to $ 22,750 thousand. Both parts will initially bear interest at the rate of LIBOR plus 2.75% per annum, increasing over time beginning on the date the interest payment date occurring after August 17, 2017 to LIBOR plus 3.60% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of Tranche 1D and Tranche 2D will be payable in 33 and 12 quarterly installments, respectively. Tranche 1D payments will commence on the first quarterly payment date occurring after the project acceptance by CDA and Tranche 2D payments will commence 33 quarters after project acceptance by CDA. All Tranche D loans are secured by a credit insurance policy provided by SACE S.p.A. – Servizi Assicurativi del Commercio Estero, or SACE.

Note 15 – Loans and Debentures (Cont’d)

On August 17, 2013 CDA entered into interest rate swap closings: 100% of Tranche A was swapped at a fixed all-in interest rate of 7.2450% until August 2024 and 50% of Tranche B was swapped at a fixed all-in interest rate of 5.3777% until February 2016.

As of December 31, 2015, CDA has received proceeds from these facilities in the aggregate amount of $ 547,000 thousand ($ 85,000 thousand, $ 319,000 thousand and $ 143,000 during 2015, 2014 and 2013, respectively). This amount is shown net of $ 10,678 thousand of transaction costs.

F.	In December 2014, Samay I S.A. signed a project finance credit agreement with: The Bank of Tokyo-Mitsubishi, Sumitomo Mitsui Banking Corporation and HSBC Bank in order to finance $ 311,000 thousand, approximately 82% of the total cost of the project. This loan will initially bear interest at the rate of LIBOR plus 2.125% per annum, increasing to LIBOR plus 2.375% in December 2017 and to LIBOR plus 2.625% in December 2020 through maturity in December 2021. On December 18, 2014 Samay entered into an interest rate swap closing at a fixed all-in interest rate of 2.919% (Libor at 0.794 plus 2.125%) for 40% of total notional and only during the construction period. On September 16, 2015 Samay entered into an interest rate swap closing at a fixed all-in interest rate of 4.2343% for 93% of total notional beginning after the construction period. Samay has received proceeds from this facility in the aggregate amount of $ 291,000 thousand ($ 138,000 thousand and $ 153,000 thousand, during 2015 and 2014, respectively). This amount is shown net of $ 5,601 thousand of transaction costs.

G.	Kallpa Syndicated Loan – In November 2009, Kallpa entered into a secured credit agreement in the aggregate amount of $ 105,000 thousand to finance capital expenditures related to Kallpa’s combined-cycle plant. The loans under this credit agreement are secured by Kallpa’s combined-cycle plant substantially all of Kallpa’s other assets, including Kallpa’s revenues under its PPAs. The loan under this credit agreement bears interest payable monthly in arrears at a rate of LIBOR plus a margin of 5.50% per annum through November 2012, 5.75% per annum from November 2012 through November 2015 and 6.00% from November 2015 through maturity in October 2019. Scheduled amortizations of principal are payable monthly commencing in February 2013 through maturity in October 2019. As of December 31, 2015, the outstanding balance under this credit agreement was $ 58,663 thousand ($ 72,558 thousand as of December 31, 2014).

H.	In connection with Inkia´s acquisition of Central Cardones in December 2011, Inkia consolidated the amounts outstanding under Central Cardones’ credit agreement entered with Banco de Crédito e Inversiones and Banco Itaú Chile. The loans under this credit agreement were issued in two tranches of $ 37,296 thousand and $ 20,884 thousand, respectively. Loans under the first tranche bear interest at the rate of LIBOR plus 1.9% per annum, and the principal of this tranche is payable in 20 semi-annual installments through maturity in August 2021. Interest rate under these loans is swapped at an all-in rate of 6.80%. Loans under the second tranche bear interest at the rate of LIBOR plus 2.75% per annum, interest is payable semi-annually, and the loan matures in February 2017. As of December 31, 2015, the outstanding principal amount under these loans was $ 43,427 thousand ($ 48,196 thousand as of December 31, 2014).

I.	In January 2014, Colmito Spa signed a credit agreement with Banco Bice in an aggregate amount of Chilean pesos 12,579,160 thousand ($ 22,600 thousand). This loan bears an interest rate of 7.9% in Chilean pesos and is paid semiannually until final maturity in December 2028. In February 2014 Colmito entered into a cross currency swap closing at a fixed interest rate of 6.025% in U.S. Dollars. As of December 31, 2015, the outstanding balance under this loan was $ 16,323 thousand ($ 19,798 thousand as of December 31, 2014).

J.	Consorcio Eolico Amayo S.A. – In October 2007, Amayo I entered into a 15 year $ 71,250 thousand loan agreement with Banco Centroamericano de Integración Economica (CABEI). This loan is secured by a first degree mortgage over all the improvements executed on Amayo I´s project site, cessation of all the project contracts and the creation and maintenance of a reserve account for $ 2,400 thousand, to be controlled by CABEI. Part of this loan ($ 50,343 thousand) bears an interest rate of 8.45% and the other part ($ 20,907 thousand) an interest rate of LIBOR+4%, and is payable in quarterly installments until final maturity in February 2023. As of December 31, 2015, the outstanding balance under this loan was $ 47,131 thousand ($ 51,680 thousand as of December 31, 2014).

Note 15 – Loans and Debentures (Cont’d)

K.	Consorcio Eolico Amayo (Fase II) S.A. – In November 2010, Amayo II entered into a 15 year $ 45,000 thousand loan agreement with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V (FMO) Banco Centroamericano de Integración Economica (CABEI). This syndicated loan is secured by a list of guarantees. Loans under this credit agreement bear interest rates of 10.76%, 8.53% and LIBOR+5.75%. Loans with variable interest rate are swapped at an all-in rate of 8.31% until December 2019 and 8.25% from December 2019 until September 2022. All three loans are payable in quarterly installments until final maturity in September 2025. As of December 31, 2015, the outstanding balance under this loan was $ 34,210 thousand ($ 37,047 thousand as of December 31, 2014).

L.	Puerto Quetzal Power LLC – In March 2012, Puerto Quetzal Power LLC (“PQP”) signed a loan agreement with seven financial institutions for an amount of $ 35.0 million. The loan is payable in quarterly installments until September 2019. Interest is accrued at LIBOR plus 4.5% annually. PQP entered into an interest rate swap contract to fix its interest at a rate of 6.0% per annum. The loan is secured by a pledge of substantially all of the assets of PQP and Poliwatt Ltd (“Poliwatt”), including PQP and its subsidiaries shares. As of December 31, 2015, the outstanding balance under this loan was $ 15,011 thousand ($ 21,791 thousand as of December 31, 2014).

M.	OPC Lenders Consortium

In January 2011, OPC entered into a financing agreement with a consortium of lenders led by Bank Leumi L’Israel Ltd (“Bank Leumi”) (shareholder of Kenon – 14% shareholding) for the financing of its power plant project. The financing consortium includes Bank Leumi and institutional entities from the following groups: Clal Insurance Company Ltd.; Amitim Senior Pension Funds; Phoenix Insurance Company Ltd.; and Harel Insurance Company Ltd (“OPC’s lenders”). As part of the financing agreement, the lenders committed to provide OPC a long-term credit facility (including a facility for variances in the construction costs), a working capital facility, and a facility for financing the debt service, in the overall amount of approximately NIS 1,800 million (approximately $460 million). The loans are CPI linked and are repaid on a quarterly basis beginning in the fourth quarter of 2013 until 2031. As part of the financing agreement, OPC had certain restrictions to make distributions of dividends and repayments of shareholders’ loans, only after the third year after the completion of OPC’s power plant. On October 13, 2015, OPC and the senior lenders amended the Facility Agreement to remove this restriction.

As part of the Facility Agreement, OPC is required to keep a Debt Service Reserve equivalent to the following two quarterly debt payments (hereinafter- “the reserve”) within the period of two years following power plant construction completion. As of December 31, 2015 the amount of the reserve is NIS 66,210 thousand (equivalent to $ 16,968 thousand).

As of December 31, 2015 and 2014, the outstanding balance under this facility was NIS 1,469,363 thousand ($ 376,567 thousand) and NIS 1,555,847 thousand ($ 400,064 thousand), respectively.

N.	Veolia Energy Israel Ltd. – It corresponds to equity contributions made by Veolia Energy Israel Ltd. (previously Dalkia Israel Ltd.) (OPC´s minority shareholder) and presented as a capital note.

On October 19, 2015, OPC paid to its shareholders in the amount of NIS 222,496 thousands (approximately $ 57,911 thousand) as repayment of these capital notes, of which NIS 59,000 thousand (approximately $ 15,357 thousand) were paid to Veolia Energy Israel Ltd.

As of December 31, 2015 and 2014 the balance of the capital notes is NIS 19,821 thousands ($ 5,080 thousand) and NIS 71,649 thousands ($ 19,060 thousand), respectively.

O.

I.C. Power Israel Ltd. (“ICPI”) – On June 22, 2014, ICPI entered into a mezzanine financing agreement with Mivtachim Social Insurance and Makefet Fund Pension (“Amitim Pension Funds”) and Menora Mivtachim Insurance Ltd in the aggregate amount of NIS 350,000 thousand ($ 93,105 thousand), consisting of three Facilities: (i) Tranche A bridge loan for NIS 150,000 thousand, bearing interest of 4.85% p.a. to be repaid until March 31, 2017; (ii) Tranche B long-term loan for NIS 200,000 thousand, bearing interest of

Note 15 – Loans and Debentures (Cont’d)

7.75% p.a., repayable on annual basis until March 2029; and (iii) Tranche C (only to cover shortfall amounts) for NIS 350,000 thousand. As of December 31, 2015, no disbursements have been made under Tranche C. These loans are linked to CPI.

As of December 31, 2015 and 2014, the outstanding balance under this facility was NIS 376,872 thousand ($ 96,584 thousand) and NIS 362,085 thousand ($ 93,105 thousand), respectively.

During January 2016, Tranche A was prepaid for a total of NIS 161,746 thousand (approximately $ 40,680 thousand).

Liabilities in respect of finance leases

P.	Citibank Perú and Banco de Crédito del Perú – In March 2006, Kallpa entered into a capital lease agreement with Citibank del Perú S.A., Citileasing S,A. and Banco de Crédito del Perú under which the lessors provided financing for the construction of the Kallpa I facility at Chilca in an aggregate amount of $ 56,000 thousand. Under the lease agreements, Kallpa will make monthly payments beginning in December 2007 until the expiry of the lease in March 2016. These leases are secured by the assets of Kallpa in Peru. As of December 31, 2015, the aggregate outstanding principal amount under this lease was $ 2,334 thousand ($ 11,236 thousand as of December 31, 2014). The lease bears an interest rate of 90 day LIBOR plus 3.00%.

Q.	Banco de Crédito del Perú – In December 2007, Kallpa entered into a capital lease agreement with Banco de Crédito del Perú under which the lessor provided financing for the construction of the Kallpa II turbine in an aggregate amount of $ 81,500 thousand. Under the lease agreement, Kallpa will make monthly payments beginning in December 2009 until the expiry of the lease in December 2017. These leases are secured by the assets of Kallpa in Peru. As of December 31, 2015, the aggregate outstanding principal amount under this lease was $ 28,667 thousand ($ 35,140 thousand as of December 31, 2014). The lease bears an interest rate of 90 day LIBOR plus 2.05%. Kallpa entered into an interest rate swap to fix the interest rate at an all-in rate of 6.55%, see note 17(b).

R.	Scotiabank – In October 2008, Kallpa entered into a capital lease agreement with Scotiabank Perú under which the lessor provided financing for the construction of the Kallpa III turbine in an aggregate amount of $ 88,000 thousand. Under the lease agreement, Kallpa will make monthly payments beginning in September 2010 until the expiry of the lease in July 2018. As of December 31, 2015, the aggregate outstanding principal amount under this lease was $ 37,756 thousand ($ 44,895 thousand as of December 31, 2014). The lease bears a fixed interest rate of 7.57% p.a.

S.	In April 2014, Kallpa entered into a capital lease agreement with Banco de Crédito del Perú for $ 107,688 thousand in order to finance the acquisition of the 193MW single turbine natural gas fired plant Las Flores from Duke Energy. Under the lease agreement, Kallpa will make quarterly payments beginning in July 2014 until the expiry of the lease in October 2023. As of December 31, 2015, the aggregate outstanding principal amount under this lease was $ 94,440 thousand ($ 101,064 thousand as of December 31, 2014). The lease bears a fixed interest rate of 7.15% p.a.

Debentures

T.	Bonds Cobee II – In October 2008, COBEE issued and sold in the Bolivian market $ 20,403 thousand aggregate principal amount of its 9.40% notes due 2015 Interest is escrowed monthly by the trustee and is paid semiannually. Principal on these notes is payable in three equal installments in 2013, 2014 and 2015. As of December 31, 2015, the total principal amount under these bonds was fully paid (the aggregate outstanding principal amount was $ 6,803 thousand as of December 31, 2014).

U.	Bonds Cobee III – In February 2010, COBEE approved a bond program under which it is permitted to offer bonds in aggregate principal amounts of up to $ 40,000 thousand in multiple series. On March 12, 2010, COBEE issued and sold in the Bolivian market three series of notes in the aggregate principal amount of $ 13,844 thousand.

Note 15 – Loans and Debentures (Cont’d)

The aggregate gross proceeds of these notes, which were issued at a premium, were $ 17,251 thousand. The Series A Notes, in the aggregate principal amount of $ 4,000 thousand pay interest semi-annually at the rate of 5.00% per annum through maturity in February 2014. Principal on these notes is payable at maturity. The Series B Notes, in the aggregate principal amount of $ 3,500 thousand, pay interest semi-annually at the rate of 6.50% per annum through maturity in February 2017. Principal on these notes will be paid in two equal annual installments commencing in February 2016. The Series C Notes, in the principal amount of Bs. 44.2 million ($ 6,343 thousand), pay interest semi-annually at the rate of 9.00% per annum through maturity in January 2020. Principal on these notes will be paid in four equal annual installments commencing in February 2017.

In April 2012, COBEE issued and sold two additional series of notes in the aggregate principal amount of $ 11,160 thousand. The aggregate gross proceeds of these notes, which were issued at premium, were $ 12,919 thousand. COBEE will amortize the premium reducing the interest expense related to these notes. The first series of these notes, in the aggregate of $ 5,000 thousand pays interest semi-annually at the rate of 6.75% per annum through final maturity in April 2017. Principal on these notes is payable at maturity. The second series of these notes in the aggregate principal amount of Bs. 43 million ($ 6,160 thousand), pays interest semi-annually at the rate of 7% per annum through maturity in February 2022. These funds were used mainly to pay a tranche of Bolivian bonds due in June 2012.

V.	Bonds Cobee IV – In May 2013, COBEE approved a bond program under which COBEE is permitted to offer bonds in aggregate principal amount of up to $ 60,000 thousand in multiple series. In February 2014, COBEE issued and sold three series of notes in the aggregate principal amount of $ 19,934 thousand. The aggregate gross proceeds of these notes, which were issued at a premium, were $ 20,617 thousand. The Series A Notes, in the aggregate principal amount of $ 3,967 thousand pay interest semi-annually at the rate of 6.0% per annum through maturity in January 2018. The Series B Notes, in the aggregate principal amount of $ 3,964 thousand pay interest semi-annually at the rate of 7.0% per annum through final maturity in January 2020. The Series C Notes, in the aggregate principal amount of Bs. 84 million ($ 12,020 thousand) pay interest semi-annually at the rate of 7.8% per annum through maturity in January 2024.

In November 2014, COBEE issued and sold two series of notes in the aggregate principal amount of $ 20,086 thousand. The aggregate gross proceeds of these notes, which were issued at a premium, were $ 22,100 thousand. The first series of these Notes, in the aggregate principal amount of $ 4,950 thousand pay interest semi-annually at the rate of 6.70% per annum through maturity in October 2019. The second series of these notes in the aggregate principal amount of Bs. 105 million ($ 15,029 thousand) pay interest semi-annually at the rate of 7.80% per annum through maturity in October 2024.

W.	Kallpa Bonds – In November 2009, Kallpa issued $ 172,000 thousand aggregate principal amount of its 8.5% Bonds due 2022. Holders of these bonds are required to make subscription payments under a defined payment schedule during the 21 months following the date of issue. The proceeds of these bonds were used for capital expenditures related to Kallpa’s combined-cycle plant. Interest on these bonds accrues based on the principal received by Kallpa and is payable quarterly. Principal amortization payments under these bonds in amounts varying between 0.25% and 5.00% of the outstanding principal amount of these bonds commenced in May 2014 and will continue until maturity in May 2022. These bonds are secured by Kallpa’s combined-cycle plant and related assets. As of December 31, 2015, the aggregate outstanding principal amount of these bonds was $ 149,105 thousand ($ 159,312 thousand as of December 31, 2014).

X.	Inkia Bonds – On April 4, 2011, Inkia issued senior unsecured notes for an aggregate principal amount of $ 300,000 thousand in the international capital market under the rule 144A Regulation S. These notes accrue interest at a rate of 8.375% and will be payable semi-annually with final maturity in April 2021 and were recognized initially at fair value plus any directly attributable transaction costs. The proceeds from this issue were used mainly to finance Inkia’s equity contribution in the construction of the CDA Project and to repurchase all of the Inkia Bonds.

On September 9, 2013, Inkia reopened its 8.375% senior notes due 2021 for an aggregate principal amount of $ 150,000 thousand. The new notes have terms and conditions identical to the initial $ 300,000 thousand

Note 15 – Loans and Debentures (Cont’d)

notes issued on April 4, 2011 and were issued at 104.75% plus accrued interest from April 4, 2013, resulting in gross proceeds of $ 157,125 thousand plus $ 5,653 thousand of accrued interest. The proceeds from this issue will be used mainly for working capital and general corporate purposes. Subsequent to initial recognition, these notes are measured at amortized cost using the effective interest method. As of December 31, 2015, the outstanding principal amount under these notes was $ 447,524 thousand ($ 447,357 thousand as of December 31, 2014).

On September 5, 2014, Inkia requested the consents to its bondholders regarding certain proposed amendments to the Indenture: (i) Perform the IC split without being required to repurchase the bonds at a price equal to 101% of the aggregate principal; (ii) Request the repayment of the $ 150,000 thousand Credit Suisse/I.C. Power/Inkia Loan from the net proceeds of the Edegel sale; and (iii) Extend the investment period of the net proceeds from the Edegel sale from 12 to 30 months.

On September 16, 2014, the I.C.Power received the consent to reinvest the Net Cash Proceeds related to the Acter Disposition within 30 months (originally was 365 days) of such asset sale.

Inkia must reinvest the net cash proceeds from the Edegel sale ($235 million). As of December 31, 2015, Inkia has used $96 million of these net proceeds, to reinvest or to repay qualifying debt pursuant to the terms of such indenture. As a result of Energuate acquisition in January 2016, described in Note 32, Inkia has fully invested the net cash proceeds from the Edegel Sale.

Y.	In December 2010, CEPP approved a program bond offering under which CEPP is permitted to offer bonds in aggregate principal amount of up to $ 25,000 thousand in multiple series. In 2011 and 2010, CEPP issued and sold $ 20,326 thousand and $ 4,674 thousand of its 7.75% Bonds. CEPP used the proceeds of this offering to finance its continuing operations and repay intercompany debt. Interest on these bonds is payable monthly and principal of these bonds is due at maturity in May 2014. During the first quarter of 2014, CEPP issued and sold $ 25,000 thousand of its 6.00% Bonds due in January and March 2019. Part of these funds was used to prepay $ 15,000 thousand of its 7.75% Bonds outstanding due in May 2014. In October 2015, $ 15,000 thousand in CEPP’s bonds were repurchased. As of December 31, 2015, the outstanding principal amount net of transaction costs under these notes was $ 9,924 thousand ($ 24,755 thousand as of December 31, 2014).

Z.	As at December 31, 2015 and 2014, the main covenants that certain Group entities must comply with during the term of the debts are as follows:

Covenant
Group entities	Shareholder equity	Debt service to coverage ratio	Maximum leverage	Interest rate hedging

Kallpa Generación S.A.	Not required	Not less than 1.20	No more than 3.0	Required
COBEE (Bonds)	Not required	>=1.2	<=1.2	Not required
Central Cardones	Not required	>=1.1	Not required	Not required
JPPC (Jamaica)	Not required	Not less than 1.10	Debt to capital no more than 40%	Not required
Amayo I (Nicaragua)	Not required	Not less than 1.25	Not required	Not required
Amayo II (Nicaragua)	Not required	Not less than 1.20	Financial debt to Net Worth not in excess of 70:30	Not required
Corinto (Nicaragua)	Not required	Not required	Maximum debt to EBITDA of 3.0	Not required
Tipitapa (Nicaragua)	Not required	Not required	Maximum debt to EBITDA of 2.75.	Not required
Nejapa (El Salvador)	>= US$ 40 million	>=1.50	<=3.0	Not required

Note 15 – Loans and Debentures (Cont’d)

Other than with respect to the covenants referred to above, and the restrictions set forth in Note 11.C, there are no significant restrictions on the ability of I.C. Power’s subsidiaries to repay loans or advances or to transfer funds to I.C. Power.

Compliance with the covenants referred to above is overseen by the I.C. Power management. As of December 31, 2015, JPPC (Jamaica) does not comply with their Debt service to coverage covenant. Therefore, its financial debt has been classified as current liability. Other than JPPC, in the I.C. Power management opinion, the obligations have been complied with as of December 31, 2015 and 2014.

Note: Inkia has to comply only with incurrence ratios when it plans to issue new debt.

Note 16 – Trade Payables

	As at December 31
	2015	2014
	US$ thousands
Trade Payables	145,443	144,333
Other Payables	11	155

	145,454	144,488

Note 17 – Other Payables including Derivatives Instruments

	As at December 31
	2015	2014
	US$ thousands
Current liabilities:
Financial derivatives not used for hedging (b)	1,080	1,318
Financial derivatives used for hedging (b)	11,480	14,868
The State of Israel and government agencies	4,504	562
Employees and payroll-related agencies	4,229	3,039
Customer advances and deferred income	1,483	1,526
Accrued expenses	10,819	16,369
Employee benefits (c)	—	1,750
Interest payable	22,307	17,260
Other(a)	52,971	57,473

	108,873	114,165

Non-current liabilities:
Financial derivatives not used for hedging (b)	2,196	2,798
Financial derivatives used for hedging (b)	33,429	18,247

	35,625	21,045

(a)	It corresponds mainly to payables related to CDA and Puerto Bravo projects in the amount of $36 million and $30 million in 2015 and 2014 respectively.

Note 17 – Other Payables including Derivatives Instruments (Cont’d)

(b)	As of December 31, 2015 and 2014, the derivatives maintained by the Group are as follow:

	In thousands of $
	Notional amount	Fair value
		2015	2014
Hedge derivatives (i)
Interest rate swap (a)	67,500	—	(607)
Interest rate swap (b)	384,093	(30,979)	(23,514)
Interest rate swap (c)	100,683	(196)	(718)
Interest rate swap (d)	124,400	(9,004)	(351)
Interest rate swap (e)	15,553	(3,880)	(2,523)
Exchange rate swap (f)	158,270	(850)	(5,402)
		(44,909)	(33,115)
Trading derivatives (ii)
Interest rate swap (g)	42,000	(2,994)	(3,769)
Interest rate swap (h)	14,500	(7)	(29)
Interest rate swap (i)	8,443	(275)	(318)
		(48,185)	(37,231)

(i)	Hedge derivatives

	Entity	Financing	Underlying item	Description	Fixed rate	Expiration
(a)	Kallpa	Kallpa II lease	Libor plus 2.05%	83% Kallpa II debt	6.55%	May 2015
(b)	CDA	Syndicated	Libor plus 4.25%	100% - Tranche A	7.25-8.50%	Aug 2024
(c)	CDA	Syndicated	Libor plus 4.25%	50% - Tranche B	5.38%	Feb 2016
(d)	Samay I	Syndicated	Libor plus 2.125%	93% total debt	4.23%	Dec 2021
(e)	Colmito	Loan	7.90% in Chilean Pesos	69% total debt	6.025% in $	Jun 2028
(f)	CDA	EPC payments in Peruvian Nuevo Sol	Spot exchange rate in Peruvian Nuevo Sol	S/403 million	S/2.546 for each $1	Jan 2016

(ii)	The Group has three additional interest swap agreements that are accounted for as trading derivatives because these derivatives were already in place when Inkia took control of the subsidiaries:

	Entity	Financing	Underlying item	Description	Fixed rate	Expiration
(g)	Cardones	Syndicated	Libor plus 1.9%	100% - Tranche I	6.80%	Aug 2021
(h)	JPPC	Loan	Libor plus 5.5%	71%	6.46%	Mar 2017
(i)	Amayo II	Syndicated	Libor plus 5.75%	84% - BCIE facility	8.31%	Dec 2019
	Amayo II	Syndicated	Libor plus 5.75%	49% - BCIE facility	8.25%	Sep 2022	(*)

(*)	starts in Dec 2019

The gain arising from the volatility of the fair value of these interest rate swaps (See Note 24). During 2015, 2014 and 2013, the Group recorded gains/(losses) of $3,400 thousand, $(592) thousand and $2,645 thousand, respectively.

(c)

On December 27, 2011, OPC established a SARs plan (the “OPC Plan”) for a group of senior executives. The OPC Plan provides senior executives with the economic benefit of up to 0.9% to the increase in appreciation between the base price at grant date of $194 per unit and the resulting valuation at the settlement date (“exercise date”) of the OPC plan. The OPC Plan is subject to a vesting period which ended on December 31, 2012 and the lockup period matures on December 31, 2016. The exercise date price is based on the value resulting from multiplying eight times of OPC’s EBITDA (earnings before income tax during the preceding four fiscal quarters) less net financial liabilities (debt with financial institutions including accrued interest net of cash, part of the restricted cash, and cash equivalents) and less $120 million. By the end of December 2013, OPC had granted 3,600 units.

Note 17 – Other Payables including Derivatives Instruments (Cont’d)

During 2014, 2,293 units were exercised and $ 2,486 thousand of share appreciation rights payments were paid. As of December 31, 2014, the liability for the OPC Plan amounted to $1,396 thousand. The OPC Plan was settled in full in 2015.

Note 18 – Provisions

A provision was recognized by an I.C. Power subsidiary as a result of a regulator charge. Expenses related to this provision were recognized in the cost of sales in the amount of $(31,762) thousand and $51,875 thousand in 2015 and 2014, respectively.

US$ thousands
Balance at January 1, 2015	69,882
Provision made during the year	14,657
Provision reversed to cost of sales during the year (see note19(g))	(46,419)
Effects of foreign currency	3,566

Balance at December 31, 2015	41,686

Note 19 – Contingent Liabilities, Commitments and Concessions

A.	Guarantees

1.	Financial guarantees

The Company has provided financial guarantees to Chery, in respect of an obligation of Qoros, in the amount of $179 million (see Note 10.C.b.3.). The financial guarantees had a fair value of $34 million which was based on the inputs and the assumption that Qoros has a certain amount of risk-free debt that will be repaid at a later date. The significant unobservable inputs used in the valuation are Qoros’ assets value, debt exercise price and the volatility of its assets based on quoted prices in the market.

B.	Claims

1.	I.C. Power

a.	Nejapa Power Company, LLC

Legal process with a Minority shareholder

Crystal Power (“Crystal”), Nejapa’s minority shareholder brought claims against Nejapa Holdings and Inkia Salvadorian, Limited, collectively, the Inkia Defendants, as well as against the majority shareholder of Nejapa Holdings, and certain subsidiaries of El Paso Corporation (the former owner of Inkia’s interest in Nejapa Holdings), before the Court of the State of Texas at Brazoria County. The claims against the Inkia Defendants included claims relating to an issuance of new shares to Crystal by Nejapa Holdings, and allegations that Crystal had taken actions (i) preventing Nejapa Holdings from making distributions into an account opened by a New York Court as a result of an interpleader action filed by Nejapa Holdings, (ii) causing Nejapa to distribute dividends disproportionately and (iii) causing Inkia Salvadorian, Limited to use its majority position to harm Crystal. Crystal did not specify the amount of monetary damages against the Inkia Defendants.

The Inkia Defendants have asserted defenses in respect of these claims.

The plaintiff filed a request for partial summary judgment before the Texas State District Court of Brazoria County. The Brazoria Court denied the motion. The Inkia Defendants filed a claim against the

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

plaintiff in the Texas State District Court of Harris County requesting the court to order the plaintiff to withdraw its claims pursuant to contractual undertakings under a settlement agreement entered into with El Paso Corporation.

The Parties were ordered by the Brazoria Court to assist a mediation hearing during July 2014. No settlement resulted from such hearing. A second mediation session was ordered by the Brazoria Court on October 30, 2014.

On December 31, 2014, the parties reached a settlement agreement in application of which the Inkia Defendants bought the shares of Crystal in Nejapa Holdings for a consideration of $20,000 thousand which become effective on January 6, 2015. The parties agreed to file the dismissal motions and judgments to the courts for filing and entry. The parties have agreed to release, discharge and forever hold harmless the other party and each of their present and former parents, subsidiaries, affiliates, predecessors, managing agents, employees, among others. As a result of this agreement, Inkia owns 100% of the shares in Nejapa Power LLC.

b.	Cerro del Aguila (CDA)

Rio Mantaro Claim

In March 2015, CDA and the CDA EPC (engineering, procurement and construction) contractors amended the CDA EPC to address the claim delivered by the EPC contractors to CDA in April 2014, which demanded a six-month extension for the construction of the CDA Project and an approximately $92 million increase in the total contract price of the CDA Project. Pursuant to the amendment, the CDA EPC contractors shall renounce any and all past, existing, or future claims against CDA, based on facts or events that occurred or were known, on or before the date of the amendment, in exchange for CDA’s (i) payment of $40 million, subdivided into 4 payments over the course of the remaining construction period and subject to the achievement of certain milestones, and (ii) grant of the extensions of the CDA Project construction schedule that were previously requested by the CDA EPC contractors, which range between four and six months in length, depending upon the applicable CDA unit. The amendment to the CDA EPC was subject to the approval of the lenders under the CDA Project Finance Facility. Upon the receipt of such approval, CDA paid the first of the four $10 million payments owed to the CDA EPC Contractors under the amendment on May 21, 2015. The payment of the remaining $30 million will be contingent upon the CDA EPC contractors’ satisfaction of certain construction milestones specified in the amendment to the CDA EPC.

CDA is expected to commence commercial operation in the second half of 2016. As a result of the settlement with the CDA EPC contractors, the estimated cost of the CDA Project is not expected to exceed $960 million.

c.	Compañía Boliviana de Energía Electrica (“COBEE”)

Energy Tariff Adjustment in Bolivia

As a result of a tariff review conducted by Autoridad de Fiscalización y Control Social (“AE”), the Bolivian electricity supervisory authority, the AE concluded that COBEE had collected excessive electricity tariffs equal to an amount of $ 7,300 thousand and as a result, the AE determined COBEE’s account in the electricity price stabilization fund (the “Stabilization Account”) should be debited with said excess.

After several filings, the amount of the excess was reduced to approximately $ 5,219 thousand and the Stabilization Account was credited in proportion to said reduction. COBEE continues to challenge this conclusion.

In September 2013, the AE issued Resolution 498-2014 (“Resolution VIII”), revoking resolutions V and VII and calculating an aggregate adjustment amount of $ 5,400 thousand. Cobee challenged this last ruling, claiming review and recognition of $ 500 thousand as last discussion item.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

As of the date herein, the AE has issued Resolution 20-2014 (“Resolution IX”), accepting COBEE’s petition, in part, and ruling a $ 5,000 thousand as aggregate adjustment amount for the tariffs period 2006-2008.

I.C. Power management considers that the result of these proceedings is uncertain. However, the risk derived from this process is immaterial because COBEE has not recorded the net revenues assigned in the stabilization account due to COBEE’s inability to collect such balances. These revenues offset the contingency described above.

d.	Kallpa Generación S.A.

Import Tax Assessment against Kallpa.

Since 2010, the Peru Customs Authority (known as “SUNAT” for its abbreviation in Spanish) issued tax assessments to Kallpa and its lenders for payment of import taxes allegedly owed by Kallpa in connection with imported equipment for installation and construction of Kallpa I, II, III and IV. The assessments were made on the basis that Kallpa did not include the value of the engineering services rendered by the contractor of the project in the tax base of import taxes. Kallpa disagrees with this tax assessment on the grounds that the engineering services rendered include the design of the plant and not the design of the imported equipment. Kallpa appealed the tax assessments before SUNAT in first instance and before the Peruvian Tax Court (known as “Tribunal Fiscal”) in second instance. SUNAT and the Peruvian Tax Court are administrative institutions under the Ministry of Economy and Finance. As of December 31, 2014, the decisions of the Peruvian Tax Court on this matter were pending.

In January 2015, Kallpa was notified that the Tax Court rejected Kallpa’s appeal regarding the Kallpa I assessment. Kallpa disagrees with the court’s decision and filed an appeal before the Superior Court of Lima in April 2015. In order to appeal, Kallpa had to pay under protest the tax assessment of Kallpa I in the amount of approximately S/. 37.9 million ($12.3 million), include interests and fines.

As of the end of December 2015, the total tax exposure related to these assessments is as follows:

	Stage	Amount (In million S/.)	Amount (In million US$)
Kallpa I (1)	Superior Court of Lima	32.5	9.6
Kallpa II	Peruvian Tax Court	22.2	6.5
Kallpa III	Peruvian Tax Court	21.4	6.3
Kallpa IV (2)	SUNAT	30.0	8.8

		106.1	31.2

(1)	Amount recorded as a long-term account receivable, originally S/. 37.9 million but S/. 5.4 million (that corresponded to VAT) was recovered.
(2)	Amount reduced to S/. 0.8 million (S/. 0.5 million without interest) on January 27, 2016

On January 27, 2016, the amount of the claim in connection with Kallpa IV was reduced by S/. 17.2 million ($ 5.0 million) without interests, from S/. 17.7 million to S/. 0.5 million (from $ 5.1 million to $ 0.1 million). On February 12, 2016, Kallpa filed an appeal against the part of the resolution that referred to insurance. As of the date herein, such appeal is pending to be submitted by SUNAT to the Tax Court.

Management and the Company’s legal advisors are of the opinion that Kallpa’s appeals will be more likely than not successful; accordingly, no provision was recorded in the financial statements.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

C.	Commitments

I.C. Power

a.	I.C. Power Ltd

Guarantee party	Description	Amount (In thousand NIS)	Amount (In thousand)	Cash Collateral (In thousand)
OPC Rotem Ltd.	Exposure of non-payment default resulting from “Ex post payments”	12,000	3,184	—
OPC Rotem Ltd.	Facility agreement	45,000	11,940	22,500
OPC Rotem Ltd.	Ensure payments of IPP Rotem Operation and Maintenance Ltd.	N/A	350	—
OPC Rotem Ltd.	PUA/EA Standards requirements - infrastructure services	38,595	10,240	—
OPC Rotem Ltd.	PUA/EA Standards requirements - infrastructure services	32,235	8,553	—
Advanced Integrated Energy Ltd.	Conditional license	822	218	—
Advanced Integrated Energy Ltd.	INGL agreement	295	78	—
Advanced Integrated Energy Ltd.	GSPA agreement	N/A	6,600	—
Advanced Integrated Energy Ltd.	Supply and generation licenses	4,471	1,186	—

As of December 31, 2015, I.C. Power has issued guarantees for a total amount of $ 42,349 thousand, as follows:

In 2011, IC Power Israel Ltd. together with Israel Corporation, and Dalkia Israel Ltd, together with Dalkia International S.A, provided an owner’s guarantees of NIS 80,000 thousand ($20,571 thousand) and NIS 20,000 thousand ($5,143 thousand), respectively, as part of the Facility Agreement. These guarantees are linked to the CPI of November 2010. As of December 31, 2014, the amount of the guarantees was NIS 106,000 thousand ($27,256 thousand). In December 2014, in light of Israel Corporation spinoff, OPC replaced IC guarantee with one from IC Power as well as NIS 45,000 thousand ($ 11,571 thousand) cash deposit as collateral.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

b.	Inkia Energy Ltd

As of December 31, 2015, Inkia has issued standard by letters of credit for a total amount of $ 94,240 thousand (2014: $79,925 thousand) for guarantee, as follows:

		As at December 31
		2015			2014
Guarantee party	Description	Amount (US$ Thousand)	Cash Collateral		Amount (US$ Thousand)	Cash Collateral
Kanan overseas I, Inc	Power Purchase agreement	18,334	9,220	(1)	18,334	9,200
Kanan overseas I, Inc	Storage and handling agreement	600	—		—	—
Lihuen S.A.	Bid Process in Chile	1,300	902	(2)	1,300	—
Samay I S.A.	Bond performance	15,000	—		15,000	—
Cerro del Aguila S.A.	Contingent equity for over costs	36,701	—		44,191	—
Kanan overseas I, Inc	Construction execution	9,200	—		—	—
Kanan overseas I, Inc	Bid process in Panama	2,475	—		1,100	1,100
Kanan overseas II, Inc	Bid process in Panama	8,750	—		—	—
Cerro del Aguila S.A.	Power Purchase agreement	376	—		—	—

(1)	Present as part of restricted cash non-current in the consolidated statement of financial position
(2)	Cash collateral for storage and handling agreement and Bid process in Chile

c.	Cobee, Bolivia

Concession from the Bolivia Government

As of December 2010, COBEE was engaged in the generation of electricity under a concession granted to it by the Government of Bolivia, in October 1990 for a period of 40 years. The Bolivian government unilaterally transformed by supreme decree, all concessions to generate, transmit and distribute electricity to special temporary licenses. However, to date, the government has not issued regulations nor approved any procedure or guideline to convert such special temporary licenses into permanent licenses.

Consolidation of COBEE Financial Statements

The Bolivian government under the mandate of Evo Morales has nationalized companies that were privatized during President Gonzalo Sánchez de Lozada’s 1993-1997 administration and some other companies that were never owned by the Bolivian government.

As of the date of this report, the Bolivian government has not taken any specific action nor threatened to take any specific action against COBEE. Currently, I.C.Power has full control of COBEE´s operations and maintains all the associated economic rights and risks. Therefore, COBEE´s financial statements are consolidated in the accompanying consolidated financial statements.

Power Purchase Agreement (PPA)

In March 2008, COBEE signed a long-term PPA agreement with Minera San Cristobal. Pursuant to the agreement, COBEE will supply 43 MW of availability and energy, commencing from December 22, 2008. The PPA agreement provides a fixed price for availability, and an energy price that is linked to the price of natural gas for production of electricity in Bolivia. Surplus energy and availability are sold in the spot market. The PPA agreement is scheduled to expire in 2017.

In December 2011, the Bolivian Government amended the applicable law to prohibit generation companies from entering new PPAs. Therefore, COBEE will be unable to extend or replace this PPA.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

d.	Kallpa, Peru

Power Purchase Agreements (PPA)

As of December 31, 2015, Kallpa has entered into twenty seven PPAs with unregulated consumers to provide capacity and the associated energy of 522 MW (twenty three PPAs of 510 MW as of December 31, 2014). These contracts have various commencement dates, and vary in duration between 2013 and 2028. Also, as of December 31, 2015, Kallpa has signed twenty eight PPAs with 8 distribution companies for 660 MW (thirteen PPAs with 7 distribution companies for 580 MW as of December 31, 2014).

The Peruvian market functions on the marginal cost method in which the generators bid their marginal cost to the market regulator who instructs the most efficient generators to produce electricity for the system. In the event Kallpa is not capable to meet its commitments under the contracts, Kallpa will be required to purchase energy in the spot market.

Gas Supply and Transportation

Kallpa purchases natural gas for its generation facilities from the Camisea consortium under an exclusive natural gas supply agreement dated January 2, 2006, as amended. Under this agreement, the Camisea Consortium agreed to supply Kallpa’s natural gas requirements, subject to a daily maximum amount and Kallpa agreed to acquire natural gas exclusively from the Camisea Consortium.

The Camisea consortium is obligated to provide a maximum of 4,250,000 cubic meters of natural gas per day to our Kallpa plant and Kallpa is obligated to purchase a minimum of approximately 2,225,000 cubic meters of natural gas per day as follows:

	Cubic meters per day
	To be provided by Consortium	Minimum Purchase
First gas turbine	1,200,000	648,000
Second gas turbine	1,300,000	702,000
Third gas turbine	1,300,000	650,000
Combined cycle	450,000	225,000

Total	4,250,000	2,225,000

In the event that Kallpa does not consume the contracted minimum on any given day, Kallpa is permitted to use that lacking quantity on any day during the course of the following 18 months from the day of under-consumption.

The price that Kallpa pays to the Camisea consortium for the natural gas supplied is based on a base price in U.S. dollars set on the date of the agreement, indexed monthly based on a basket of market prices for heavy fuel oil, with discounts available based on the volume of natural gas consumed. This agreement expires in June 2022.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Kallpa’s natural gas transportation services are rendered by Transportadora de Gas del Peru S.A. (“TGP”) pursuant to a natural gas firm transportation agreement dated December 2007, as amended. In April 2014, this agreement was further modified to include the transportation agreement between Duke Energy Egenor S. en C. por A. and Las Flores. Pursuant to the modified agreement, TGP is obligated to transport up to 3,354,182 cubic meters of natural gas per day from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. This obligation will be reduced, first, by approximately 199,312 cubic meters per day beginning in March 2020 and, second, 206,039 cubic meters per day beginning in April 2030 as follows:

Cubic meters per day
From August 14, 2010 to March 31, 2014	3,154,870
From April 1, 2014 to March 20, 2020	3,354,182
From March 21, 2020 to March 31, 2030	3,154,870
From April 1, 2030 to December 31, 2033	2,948,831

This agreement expires in December 2033. Additionally, Kallpa is party to two additional gas transportation agreements, to become effective at the completion of the expansion of TGP’s pipeline facilities (which is currently expected to occur during the second half of 2016). Pursuant to the first agreement, TGP will be obligated to transport up to 565,130 cubic meters of natural gas per day from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. This agreement expires in April 2030. Pursuant to the second agreement, TGP will be obligated to transport up to 935,000 cubic meters of natural gas per day from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. This agreement expires in April 2033. Additionally on April 1, 2014, Kallpa entered into an agreement with TGP to cover the period up to the completion of the expansion of TGP’s pipeline facilities. Pursuant to this agreement, TGP is obligated to transport up to 120,679 cubic meters of natural gas per day from the Camisea Consortium’s delivery point located at the Camisea natural gas fields to Kallpa’s facilities. Pursuant to the terms of each of these agreements, Kallpa pays a regulated tariff approved by the OSINERGMIN (Power Regulatory Entity in Peru).

e.	Samay I, Peru

Power Node Bid Awarded

On November 29, 2013, Samay I won one of the public bid auctions promoted by the Peruvian Investment Promotion Agency (“Proinversion”) to build an open cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa (southern Peru), with an installed capacity of approximately 600MW. The project has two operational stages: (i) cold reserve plant operating in diesel until natural gas becomes available in the area; and (ii) natural gas-fired power plant operating once a new natural gas pipeline is built and natural gas is available. The agreement with the Peruvian government is for a 20-year period with fixed monthly capacity payments and pass-through of all variable costs during the cold reserve phase.

The total investment for this plant is expected to be around $ 380 million and to be funded with around 82% of debt and the remaining 18% with equity. The power plant is required to enter into commercial operation no later than April 30, 2016. As of December 31, 2015, Samay I has reached a level of completion of 97%.

f.	CDA, Peru

Power Purchase Agreements (PPA)

As of December 31, 2015, CDA has entered into three PPAs and the associated energy of 483 MW of capacity. A 15-year PPA with ElectroPerú to provide 200 MW of capacity and the associated energy that commences during second half of 2016, a 10-year PPA with distribution companies (Luz del Sur S.A.A.,

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Edelnor and Edecañete) awarded in December 2011 to provide 202 MW of capacity and the associated energy that commences in January 2018 with final expiration in December 2030, and a 10-year PPA with Edelnor awarded in December 2015 to provide 83 MW of capacity and the associated energy that commences in January 2022 with final expiration in December 2031.

g.	OPC, Israel

Power Purchase Agreements (PPA)

On November 2, 2009, OPC signed a PPA with IEC whereby OPC undertook to construct a power plant within 49-52 months from the PPA signing date, while IEC undertook to purchase capacity and energy from OPC., over a period of twenty (20) years from the commencement date of COD of the plant. The PPA is a “capacity and energy” agreement, meaning, a right of OPC to provide the plant’s entire production capacity to IEC, and to produce electricity in the quantities and on the dates as required by IEC.

Power Purchase Agreements with end users

The PPA with IEC provides OPC with the option to allocate and sell the generated electricity of the power station directly to end users. OPC has exercised this option and sells all of its energy and capacity directly to end users. Most of the agreements are for a period of 10 years. The consideration tariff, are based on the time of use electricity tariff (“TAOZ”), the generation component of the time of use electricity tariff, less a discount from the generation component. Both the TAOZ and the generation component are determined by the Public Utility Authority - Electricity (“PUA”) and are updated from time to time.

If the consideration is less than a minimum tariff of the generation component, I.C.Power has the right to terminate the agreements.

Natural supply gas agreement

On November 25, 2012, OPC signed an agreement with Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership and Dor Gas Exploration Limited Partnership (“Tamar Partners”) regarding the natural gas supply to the power plant. The agreement shall terminate upon the earlier of: a 16 years term as from the date of gas flow to the power plant or until OPC has consumed the entire contractual quantity .In addition, each party has the right to extend the period of the agreement for a period of up two additional years under certain conditions or until the date of consuming the total contract quantity, whichever is earlier (“Tamar Agreement”).

The price of the gas is linked to changes in the “Production Cost” Tariff, which is part of TAOZ, and partially linked to the USD representative exchange rate, and includes “a floor price”. According to the Tamar Agreement, OPC shall purchase natural gas with a total contractual quantity of 10.6 BCM (billions of cubic meters). OPC is under a “take or pay” obligation regarding a certain annual quantity of natural gas based on a mechanism set forth in the Tamar Agreement. The Tamar Agreement contains certain conditions that provide in the future flexibility to reduce the minimum annual quantity.

On December 28, 2015, the agreement received the Israeli Antitrust Authority, (“Authority”) approval.

In July 2013, the PUA published a Decision updating the existing “Production Cost” Tariff by indicating two new tariffs. The PUA indicated in the Decision that the existing “Production Cost” Tariff shall be replaced by the tariff equal to 33.32 Agurot/KWh. On September 3, 2013 the Tamar Partners informed I.C.Power that following their review of the new tariffs, they concluded that the relevant tariff for calculating the natural gas price was 38.60 Agurot/KWh (which is the second tariff published by the PUA in its July 2013 Decision), and therefore the contract price for the natural gas should be calculated accordingly. Based on the clarification published by the PUA on October 20, 2013, stating that the definition replacing

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

the “Production Cost” Tariff reflects a tariff equal to 33.32 Agurot/KWh and I.C. Power legal advisors, I.C.Power is of the opinion that the lower tariff in the amount of 33.32 Agurot/KWh shall apply for the purpose of calculating the contract price under the natural gas supply agreement and therefore rejects the Tamar Partners’ position and does not include a provision in the financial statements.

In January 2015, the PUA updated the generation component of the TAOZ. This tariff is the basis for the price calculation between OPC and the end users, and for the natural gas price indexation according to the gas purchase agreement. According to the tariff update, the generation component will be divided into a number of different tariffs. In this decision, the PUA clarified that the generation component that replaces the former component is 33.32 Agurot/Kwh. The weighted average generation component according the update is 30.09 Agurot/Kwh. As a result of this adjustment, the generation component was reduced by approximately 10% starting February 2015.

Israeli Electricity Reform

In July 2013, the Government of Israel appointed a steering committee (“the Steering Committee”) for the purpose to reform IEC and the Israeli electricity industry. Pursuant to the document appointing the Steering Committee, its tasks include examination of the optimum structure for the electricity industry and IEC, while placing emphasis on the encouragement of competition in the electricity industry, ensuring the financial strength of IEC, consideration of an efficiency plan for IEC and a proposal of an overall reform for the electricity industry and IEC. At the end of December 2015 no final decision as to the manner and nature of the reform of IEC and the electricity market has been determined by the Israeli government.

System Management Charges

In August 2015, the PUA published a Decision that Independent Power Producers (IPPs) in Israel would be obligated to pay the system management service charges, retroactively effective as of June 1, 2013. According to the PUA Decision, the amount of the system management service charges payable by OPC from the effective date of July 6, 2013 to June 2015, is approximately NIS 163 million ($43 million), including interest rate and linkage costs.

In OPC’s opinion, due to the PUA Decision, it is more likely than not that OPC will not be charged more than the amount that was indicated in the PUA Decision. Therefore, OPC reversed the provisions amounting to $46 million as of September 30, 2015 such that the total balance of the provision as of September 30, 2015 is equal to OPC’s estimation regarding the amount of system management service charge that would be charged to OPC with respect to the period between July 6, 2013 to June 2015, equal to approximately NIS163 million ($43 million).

In August 2015 the PUA published for public hearings a tariff update. Such tariff reflects a decline in the average tariff by approximately 7%. OPC charges privately negotiated tariffs to sell electricity to end users under its PPAs. Such tariffs are expressed as a discount to the generation component tariff included within the PUA tariff, therefore a decline in public tariffs will result in a corresponding decline in OPC’s tariffs and accordingly its revenues. OPC’s main cost of sales is natural gas and prices for the natural gas under the supply agreement with the Tamar Group are indexed to the PUA generation component tariff and NIS/ $ exchange rate. However the supply agreement also contains a floor price and as a result of above mentioned declines in the PUA generation component tariff, OPC will soon begin to pay the floor price, which will result in a decline in OPC’s margins. The new tariffs became effective as of September 9, 2015

h.	Nejapa El Salvador

Power Purchase Agreements (PPA)

In May 2013, Nejapa entered into two PPAs that were awarded as a result of two tenders for 71.2 MW and 38.8 MW of capacity, with 54-month and 48-month terms, respectively. Each PPA was divided among the seven distribution companies that conducted the tenders. The term of each PPA commenced in August 2013.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

In December 2014, Nejapa entered into PPA with seven distribution companies for 30 MW of capacity with 36-month term starting from January 2015.

i.	Poliwatt, Guatemala

Power Purchase Agreements (PPA)

As of December 31, 2015, Poliwatt has entered into twelve PPAs to provide capacity and energy of 166 MW. These contracts have various commencement dates, and vary in duration between 2016 and 2017.

j.	I.C. Power Nicaragua, Nicaragua

Power Purchase Agreements (PPA)

As of December 31, 2015, Tipitapa Power Company and Empresa Energetica Corinto have entered into two PPAs with Distribuidora de Electricidad del Norte (“DISNORTE”) and Distribuidora de Electricidad del Sur (“DISSUR”) to supply and sell energy and capacity.

In addition, Consorcio Eólico Amayo and Consorcio Eólico Amayo (Fase II) also entered into PPAs with these distribution companies, and are committed to supply and sell all the energy at the supply node as part of the wholesale market.

These contracts have various commencement dates, and vary in duration, as follows:

Company	Commencement	Expiration	Contracted Capacity (MW)
Tipitapa Power Company	June 1999	December 2018	51
Empresa Energetica Corinto	April 1999	December 2018	50
Consorcio Eólico Amayo	March 2009	March 2024	40
Consorcio Eólico Amayo (Fase II)	March 2010	March 2025	23

k.	Kanan Overseas I, Inc, Panama

Power Purchase Agreement

In October 2014, Kanan was awarded a contract to supply energy with a maximum contractual capacity of 86 megawatts with distributions companies for a 5 year term that effectively started in December, 2015. For such purpose, Kanan is installing a power plant to operate thermal generation units with a total capacity of 92 megawatts. Kanan is expected to reach commercial operations in March 2016.

D.	Liabilities secured by liens

I.C. Power

The majority of I.C. Power’s loans are secured by I.C. Power’s power plant and related assets.

Note 20 – Share Capital and Reserves

A.	Share Capital

Company
No. of shares
(’000)

Authorized and in issue at 7 March 2014 (date of incorporation)	—
Issued during the year	23,500

Authorized and in issue at 31 December 2014	23,500

Authorized and in issued as part of the spin-off from IC	29,883

53,383
Issued for share plan	311

Authorized and in issue at 31 December 2015	53,694

All shares rank equally with regards to Company’s residual assets. The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All issued share are fully paid with no par value.

The capital structure of the Company comprises of issued capital and accumulated profits. The management manages its capital structure to ensure that the Company will be able to continue to operate as a going concern. The Company is not subjected to externally imposed capital requirement.

Issuance of ordinary shares

On the date of incorporation, the Company issued 1 ordinary share at $1 per share.

In June 2014, the Company issued 19,999,999 bonus ordinary shares with no consideration.

In September 2014, the Company issued 2,500,000 ordinary shares at $1 per share.

In December 2014, the Company issued 1,000,000 ordinary shares at $1 per share.

On January 7, 2015, the Company issued 29,883,015 ordinary shares at $1 per share to IC as part of the spin-off (see note 1.B).

On January 11, 2015, the Company’s shares commenced trading on the Tel Aviv Stock Exchange and on 15 January 2015 in the New York Stock Exchange.

In 2015, 310,960 ordinary shares were granted under the Share Incentive Plan to key management at an average price of $19.76 per share.

B.	Translation reserve

The translation reserve includes all the foreign currency differences stemming from translation of financial statements of foreign activities as well as from translation of items defined as investments in foreign activities commencing from January 1, 2007 (the date IC first adopted IFRS).

C.	Capital reserves

Capital reserves reflect the unrealized portion of the effective part of the accrued net change in the fair value of hedging derivative instruments that have not yet been recorded in the statement of profit or loss.

D.	Kenon’s share plan

Kenon has established a share incentive plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to directors and officers of the

Note 20 – Share Capital and Reserves (Cont’d)

Company, and IC pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. During 2015 and 2014, Kenon granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the NYSE and the TASE. The aggregate fair value of the shares granted is $940 thousand (2014: $5,444 thousand) and was determined based on the fair value of Kenon’s shares on the grant date. Kenon recognized $566 thousand as general and administrative expenses in 2015 (2014: $5,444 thousand).

Note 21 – Cost of Sales and Services

	For the Year Ended December 31
	2015	2014	2013
	US$ thousands
Payroll and related expenses	35,635	31,369	21,817
Manufacturing, operating expenses and subcontractors	292,242	276,652	243,410
Fuel, gas and lubricants (a)	468,343	502,170	286,484
Intermediation fees (b)	6,223	—	—
Other	60,412	170,950	42,091

	862,855	981,141	593,802

(a)	Fuel cost is primarily heavy fuel oil consumed by the thermal plants in El Salvador, the Dominican Republic, Jamaica, Nicaragua and Guatemala.
(b)	Fees paid by Kallpa in connection with the profit shared on certain PPAs signed with distribution companies.

Note 22 – Selling, General and Administrative Expenses

	For the Year Ended December 31
	2015	2014	2013
	US$ thousands
Payroll and related expenses	45,731	57,669	38,161
Depreciation and amortization	9,130	7,724	4,202
Professional fees	23,377	37,944	8,598
Other expenses	25,585	27,781	21,994

	103,823	131,118	72,955

The 2015 reduction in professional fees is mainly explained by the settlement agreement signed with Crystal on December 31, 2014. During 2014, Inkia incurred in $7 million in legal fees in connection with Crystal legal process.

Note 23 – Other Income and Expenses

	For the Year Ended December 31
	2015	2014	2013
	US$ thousands
Other Income
From changes in interest held in associate (See Note 10)	—	19,553	—
Insurance claims (a)	6,917	7,452	—
Dividend income from other companies (b)	3,850	18,178	—
Other	4,669	5,854	4,284
Gain on sale of property, plant and equipment	14	—	43

	15,450	51,037	4,327

Other expenses
Loss from sale of interest in subsidiaries, associates and dilution	—	—	4,630
Other	7,076	13,970	708

	7,076	13,970	5,338

(a)	Corresponds mainly to Consorcio Eolico Amayo (Fase II) claim in relation to three wind towers damaged.
(b)	In 2014, it corresponds to dividends received from Edegel/ Generandes.

Note 24 – Financing Income (Expenses), Net

	For the Year Ended December 31
	2015	2014	2013
	US$ thousands
Financing income
Interest income from bank deposits	2,675	2,226	438
Net changes in fair value of Tower options series 9	2,119	8,350	1,706
Net change in fair value of derivative financial instruments	3,400	—	2,645
Other income	5,218	5,667	—

Financing income	13,412	16,243	4,789

Financing expenses*
Interest expenses to banks and others	(107,419)	(108,224)	(67,741)
Net change in fair value of derivative financial instruments	—	(592)	—
Net change from change in exchange rates	(12,554)	—	—
Other expenses	(4,255)	(1,363)	(1,038)

Financing expenses	(124,228)	(110,179)	(68,779)

*	The Group capitalized financing expenses to property, plant and equipment, in the amount of approximately $32 million, $52 million and $ 17 million in 2015, 2014 and 2013, respectively.

Note 25 – Income Taxes

A.	Components of the Income Taxes

	For the Year Ended December 31
	2015	2014	2013
	US$ thousands
Current taxes on income
In respect of current year	29,215	93,734	36,075
Deferred tax income
Creation and reversal of temporary differences	33,163	9,607	13,216

Total taxes on income	62,378	103,341	49,291

In 2014, $1,518 thousand of previously unrecognized tax losses was used to reduce our current tax expense in Israel. No previously unrecognized tax benefits were used in 2015 or 2013 to reduce our current tax expense.

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31
	2015	2014	2013
	US$ thousands
Profit/(loss) before taxes on income	158,270	109,274	(54,138)

Statutory tax rate	17.00%	26.50%	25%
Tax computed at the statutory tax rate	26,906	28,958	(13,535)

Increase (decrease) in tax in respect of:
Elimination of tax calculated in respect of the Group’s share in losses of associated companies	52,148	45,288	34,051
Income subject to tax at a different tax rate	(3,209)	12,846	8,023
Non-deductible expenses	7,818	8,442	8,522
Tax in respect of foreign dividend	—	8,047	—
Exempt income (1)	(41,160)	(21,145)	(422)
Taxes in respect of prior years	(294)	(1,518)	61
Impact of change in tax rate	—	(3,131)	50
Changes in temporary differences in respect of which deferred taxes are not recognized	580	(3,795)	—
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	8,335	16,183	81
Differences between the measurement base of income reported for tax purposes and the income reported in the financial statements (2)	12,133	12,519	7,361
Other differences	(879)	647	5,099

Taxes on income included in the statement of profit and loss	62,378	103,341	49,291

1.	$41,160 thousand of exempt income effect comprise mainly of $5,509 thousand of exempt income effect in Amayo I and Amayo II in Nicaragua in 2015 ($219 thousand in 2014) and $35,651 thousand of exempt income effect related to gain in distribution of dividend in kind. $21,145 thousand and $422 thousand of exempt income effect related to gain on bargain purchase in 2014 and 2013, respectively.
2.	Deferred tax related to the temporary difference arising from exchange rate differences on non-monetary assets and liabilities are measured in functional currency while the tax base is determined in a different currency.

Note 25 – Income Taxes (Cont’d)

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Employee benefits	Carryforward of losses and deductions for tax purposes	Other	Total
	US$ thousands
Balance of deferred tax asset (liability) as at January 1, 2014	(345,477)	24,817	283,516	(19,930)	(57,074)
Changes recorded on the statement of profit and loss	(24,081)	(27)	26,493	5,015	7,400
Changes recorded to equity reserve	—	—	—	2,303	2,303
Translation differences	4,576	(46)	(2,481)	(44)	2,005
Reclassification and adjustments	9,919	—	—	(22,438)	(12,519)
Changes in respect of business combinations	(35,243)	76	34	(7,082)	(42,215)
Exit from the consolidation	263,557	(23,996)	(260,791)	15,063	(6,167)

Balance of deferred tax asset (liability) as at December 31, 2014	(126,749)	824	46,771	(27,113)	(106,267)

Changes recorded on the statement of profit and loss	2,429	(222)	15,325	(50,695)	(33,163)
Changes recorded to equity reserve	—	—	—	3,081	3,081
Translation differences	352	(1)	(153)	885	1,083
Changes in respect of business combinations	—	—	—	(124)	(124)

Balance of deferred tax asset (liability) as at December 31, 2015	(123,968)	601	61,943	(73,966)	(135,390)

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31
	2015	2014
	US$ thousands
As part of non-current assets	2,693	25,743
As part of non-current liabilities	(138,083)	(132,010)

	(135,390)	(106,267)

D.	Taxation of companies in Israel

On August 5, 2013, the Israeli Government passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013. As part of the legislation, I.C. Power’s tax rate was raised by 1.5% to a rate of 26.5% as from 2014.

Current taxes for the reported periods are calculated according to the tax rates presented above.

(a)	On January 5, 2016, Amendment 216 to the Income Tax Ordinance (New Version) – 1961 (“the Ordinance”) was passed in the Knesset. As part of the amendment, I.C. Power’s tax rate would be

Note 25 – Income Taxes (Cont’d)

reduced by 1.5% to a rate of 25% as from 2016. If the law had been substantively enacted before December 31, 2015, the effect of the change on the financial statements as at December 31, 2015 would have been reflected in a decrease in the deferred tax liabilities in the amount of $2,303 thousand. The effect of the change in the deferred tax balances would have been recognized against deferred tax expenses in the amount of $2,303 thousand.

(b)	On February 4, 2010, Amendment 174 to the Ordinance was published. The amendment added Section 87A to the Ordinance (“temporary order”), which provides a temporary order whereby Accounting Standard No. 29 “Adoption of IFRS” that was issued by the Israel Accounting Standards Board shall not apply when determining the taxable income for the 2007 through 2009 tax years even if the standard was applied in preparing the financial statements. On January 12, 2012, an amendment to the Ordinance was issued by which the temporary order was amended so that the Standard 29 shall not apply when determining taxable income for 2010 and 2011. On July 31, 2014, another amendment was published to extend the temporary ordinance to the 2012 and 2013 tax years.

(c)	In June 2011, OPC received an approval from the Taxes Authority in Israel such that the electricity production activities will be considered manufacturing activities and I.C. Power’s power station will constitute an “Industrial Companies” as defined in the Law for Encouragement of Industry upon fulfillment of the all the conditions provided by the Taxes Authority in Israel.

“Industrial Companies” as defined in the Law for the Encouragement of Industry (Taxes) – 1969 are entitled to benefits of which the most significant ones are as follows:

i.	Higher rates of depreciation.

ii.	Amortization in three equal annual portions of issuance expenses when registering shares for trading as from the date the shares of OPC were registered.

iii.	An 8-year period of amortization for patents and know-how serving in the development of the enterprise.

iv.	The possibility of submitting consolidated tax returns by companies in the same line of business.

E.	Taxation of companies outside of Israel

Non-Israeli subsidiaries are assessed based on the tax laws in their resident countries. Withholding tax rates shown below are provided based on domestic legislation of relevant countries and may be decreased under tax treaties.

Current income tax from operations in El Salvador includes income tax from the consolidation of Nejapa Power Branch and Cenergica. Income tax rate in El Salvador is 30% for the years ended December 31, 2015, 2014 and 2013. In addition, a 5% to 25% withholding tax is applicable depending on whether the payments are to countries with preferential tax regimes or nil taxes. Currently, Nejapa´s and Cenergica´s parent company is domiciliated in Panama and therefore is subject to 5% withholding tax.

In the Dominic Republic, CEPP was subject to the greater of 27%, 28% and 29% income tax rate on taxable income in 2015, 2014 and 2013, or 1% of taxable assets. During 2015, 2014, and 2013 CEPP qualified to pay income tax on the basis of taxable income; and a 10% withholding tax on dividend distribution.

In Bolivia, I.C. Power has 25% income tax and a 12.5% withholding tax on the Bolivian branch profits credited to the shareholder.

In December 2014, a tax reform Law was enacted in Peru. Among other changes, the Law decreases corporate income tax rates and increases withholding tax rates on dividends. The corporate income tax rate will reduce from 30% in 2014 to: 28%, in 2015 and 2016, to 27%, in 2017 and 2018 and to 26%

Note 25 – Income Taxes (Cont’d)

starting 2019. The withholding tax rates will increase from 4.1% in 2014 to: 6.8% in 2015 and 2016, 8.0% in 2017 and 2018; and 9.3% starting 2019. Kallpa, CDA and Samay I have signed tax stability agreements that expire in 2020, 2022 and 2024, respectively. Only after these tax agreements expire, Kallpa, CDA and Samay I will be affected by the changes in income tax and withholding tax rates described above.

In September 2014, a tax reform in Chile was enacted, which makes substantial changes to the Chilean tax system, including two alternative mechanisms for computing shareholder-level income taxation beginning on January 1, 2017 (accrued income and cash-basis methods), additional corporate tax rate increases, and other substantial modifications. The selection should be made before the end of 2016 and it will remain in effect for 5 years.

a)	Accrued income basis: shareholders would be taxed on income attributed to them as of the end of the year in which the income is generated. These profits would be taxed at the shareholders level whether or not they are distributed. The underlying corporate income tax paid at the entity level may be used by shareholders as a credit to reduce the Chilean shareholder tax. Therefore, the combined total Bolivia company and shareholder Chilean income tax burden remains at 35%. Future distributions are not subject to taxation.

Therefore, under this method the taxation of a Chilean entity is performed in two stages:

•	Company: 25% of accrued profits (using the maximum corporate income tax applicable for 2018).

•	Shareholders: 35% of accrued profits (whether or not distributions received, with 100% of corporate income tax paid, resulting in an effective tax rate to shareholders of 10%).

b)	Cash basis: A company pays corporate income tax based on its annual result. Shareholders will only pay in Chile the relevant tax on effective profit distributions and will be entitled to use the tax paid as credit with certain limitations. Only 65% of the corporate income tax is creditable and reduces the 35% shareholder level tax (as opposed to 100% under the accrued income basis). Taxation under this mechanism is also performed in two stages:

•	Company: 27% of accrued profits (using the maximum corporate income tax applicable for 2018).

•	Shareholders: 35% of cash disbursement (65% of corporate income tax is creditable against the shareholder level tax, resulting in an effective tax rate to shareholders of 17.5%. However, if the shareholder is a resident company of a country with a tax treaty in effect with Chile, 100% of the tax is creditable, resulting in an effective tax rate to shareholders of 8%).

As a result, the corporate income tax rate increased gradually from 20% in 2013 to: 21% in 2014; 22.5% in 2015; and it will increase to 24% in 2016; and 25% in 2017 for shareholders on the accrued income method, and 25.5% in 2017 for shareholders on the cash-basis method. Starting 2018 onwards, the income tax rate will be 25% for shareholders on the accrued income method and 27% for shareholders on the cash-basis method.

In Nicaragua, Empresa Energética Corinto and Tipitapa Power Company are subject to 25% income tax, based on a Foreign Investment Agreement signed in June 2000, which protect the companies from any unfavorable changes in the tax Law. In addition, Consorcio Eólico Amayo S.A and Consorcio Eólico Amayo Fase II, are tax exempt from income tax payments up to a period of seven years since the beginning of operations of the plants, in accordance with Law No.532 for Electric Power Generation with Renewable Sources Incentive. In addition, a 10% to 17% withholding tax is applicable depending on whether the payments are to countries with preferential tax regimes or nil taxes.

In Guatemala, PQP was subject to a 25% and 28% income tax rate in 2015 and 2014, respectively, and a 5% withholding tax on dividend distributions.

Note 25 – Income Taxes (Cont’d)

In January 2013, a tax reform was enacted in Colombia, which established an income tax rate of 25%, except for those contributors that by express disposition handle special rates, not less than 3% of the net worth of the shareholders’ equity on the last day of the immediately previous taxable period. In addition, a 9% equity income tax (CREE) was created as a contribution to generate employment and social investment.

In Singapore, under its one-tier corporate taxation system, profits are taxed at the corporate level at 17% and this is a final tax. Dividends paid by a Singapore resident company under the one-tier corporate tax system should not be taxable.

A Company is liable to pay tax in Singapore on income that is:

•	Accrued in or derived from Singapore; or

•	Received in Singapore from outside of Singapore.

Certain categories of foreign sourced income including,

•	dividend income;

•	trade or business profits of a foreign branch; or

•	service fee income derived from a business, trade or

•	profession carried on through a fixed place of operation in a foreign jurisdiction.

may be exempted from tax in Singapore.

Tax exemption should be granted when all of the three conditions below are met:

1.	The highest corporate tax rate (headline tax rate) of the foreign jurisdiction from which the income is received is at least 15% at the time the foreign income is received in Singapore;

2.	The foreign income had been subjected to tax in the foreign jurisdiction from which they were received (known as the “subject to tax” condition). The rate at which the foreign income was taxed can be different from the headline tax rate; and

3.	The Tax Comptroller is satisfied that the tax exemption would be beneficial to the person resident in Singapore.

The Comptroller will regard the “subject to tax” condition as having met if the income is exempt from tax in the foreign jurisdiction due to tax incentive granted for substantive business activities carried out in that jurisdiction.

Deferred tax liability on undistributed earnings

Subsidiaries pay dividends on quarterly basis as long as they are in compliance with covenants derived from the borrowings agreements described in Note 15. Deferred tax is recognized for temporary differences related to undistributed earnings in subsidiaries that will reverse it in the foreseeable future. During 2015, the Group recorded an expense of $ 2,681 thousand in connection with this timing difference.

Distributions of the earnings of foreign subsidiaries are subject to the withholding taxes imposed by the foreign subsidiaries´ jurisdictions of incorporation. I.C.Power does not have funds designated for, or subject to, permanent reinvestment in any country in which it operates.

Note 26 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	Income (loss) allocated to the holders of the ordinary shareholders

	For the Year Ended December 31
	2015	2014	2013
	$ thousands
Income (loss) for the year attributable to Kenon’s shareholders	72,992	458,161	(631,140)

Income (loss) for the year from discontinued operations (after tax)	—	470,421	(512,489)
Less: NCI	—	(3,495)	(4,724)

Income (loss) for the year from discontinued operations (after tax) attributable to Kenon’s shareholders	—	466,926	(517,213)

Income (loss) for the year from continuing operations attributable to Kenon’s shareholders	72,992	(8,765)	(113,927)

B.	Number of ordinary shares

	For the Year Ended December 31
	2015	2014*	2013*
	Thousands of ordinary shares
Weighted Average number of shares used in calculation of basic / diluted earnings per share (See Note 1.B.)	53,649	53,383	53,383

*	The number of shares used in calculation is 53,383,015 ordinary shares which were in issue on January 7, 2015.

Note 27 – Discontinued Operations

(a)	ZIM

Upon completion of the debt arrangement in ZIM, on July 16, 2014, Kenon declined to a rate of holdings of 32% of ZIM’s equity and as a result it ceased to control ZIM. Commencing from this date, Kenon presents its investment in ZIM as an associated company (for details with respect to the debt arrangement – see Note 10.C.a.1. above). ZIM’s results up to the completion date of the debt arrangement, together with the income due to loss of control and the loss due to waiving all ZIM’s debts, were presented separately in the statements of profit and loss in the category “profit/(loss) for the year from discontinued operations”.

Set forth below are the results attributable to the discontinued operations

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
	US$ thousands
Sales	1,741,652	3,682,241
Cost of sales	(1,681,333)	(3,770,354)

Gross profit (loss)	60,319	(88,113)
Operating loss	(17,694)	(190,610)

Loss before taxes on income	(119,168)	(496,554)
Taxes on income	(9,735)	(22,861)

Loss after taxes on income	(128,903)	(519,415)
Income from realization of discontinued operations	608,603	—

Income (loss) for the period from discontinued operations	479,700	(519,415)

Net cash flows provided by operating activities	41,031	11,753
Net cash flows provided by (used in) investing activities	(24,104)	134,007
Net cash flows used in financing activities	(28,480)	(208,967)
Impact of fluctuations in the currency exchange rate on the balances of cash and cash equivalents	(801)	(1,061)

Cash and cash equivalents used in discontinued operations	(12,354)	(64,268)

Set forth below is the impact on the statement of financial position

July 1, 2014
US$ thousands
Cash and cash equivalents	110,918
Short-term investments, deposits and loans	50,817
Trade receivables and other receivables and debit balances	290,969
Inventory	106,266
Vessels, containers, property, plant and equipment and intangible assets	1,962,434
Other assets	65,103
Credit from banks and others	(1,968,475)
Trade payables	(515,825)
Long-term loans from banks and others	(498,603)
Other liabilities	(131,600)
Holders of non-controlling interests	(79,775)

Net liabilities	(607,771)

Payment made in cash	(200,000)
Balance of cash eliminated	(110,918)

Exit from the consolidation, less cash eliminated	(310,918)

Note 27 – Discontinued Operations (Cont’d)

(b)	Petrotec AG

In December 2014, ICG sold its equity interest (69%) in Petrotec, ICG received shares of REG, a NASDAQ-listed entity. Petrotec’s results up to the completion date of the sale, together with the loss from the sale were presented separately in the statements of profit and loss in the category “profit/(loss) for the year from discontinued operations”.

Set forth below are the results attributable to the discontinued operations

	Year Ended December 31
	2014	2013
Sales	221,791	256,816
Expenses	(226,323)	(251,339)

Operating results before taxes on sales	(4,532)	5477
Taxes on sales	252	1,449

Results after taxes	(4,280)	6926
Loss from realisation of discontinued operation	(4,999)	—

Income (loss) for the period from discontinued operations	(9,279)	6,926

Net cash flows provided by operating activities	15,214	15,498
Net cash flows used in investing activities	(3,263)	(1,884)
Net cash flows used in financing activities	(8,644)	(7,267)
Impact of fluctuations in the currency exchange rate on the balances of cash and cash equivalents	(1,753)	571

Cash and cash equivalents used in discontinued operations	1,554	6,918

In addition to the cash, ICG received shares of Renewable Energy Group Ltd (“REG”) in value of $18,400 thousands. ICG is subject to a lock-up restriction with respect to the REG shares.

Set forth below is the impact on the statement of financial position

December 31, 2014
US$ thousands

Cash and cash equivalents	13,501
Trade and other receivables	9,718
Inventory	9,254
Tangible and intangible assets	25,414
Trade payables	(8,158)
Accounts payable	(19,774)

Assets and liabilities, net	29,955

Consideration received in cash and cash equivalents	15,259
Subtracted balance of cash and cash equivalents	(13,501)

Positive cash flow, net	1,758

Note 28 – Segment Information

A.	General

Commencing from July 16, 2014, upon completion of the debt arrangement in ZIM, The Group ceased controlling ZIM, and commencing from this date, ZIM is accounted for using the equity method of accounting in the financial statements. Upon completion of the debt arrangement and loss of the control, the marine shipping lines by means of containers that are incorporated under ZIM, which were previously included as a separate reportable segment, are presented, commencing from the period of the report, as part of other segments.

The Group has two reportable segments, as described below, which form the Group’s strategic business units. The strategic business units are comprised of different legal entities, and the allocation of resources and evaluation of performance are managed separately. For each of the strategic business units, the Group’s chief operating decision maker (CODM), which is the Board of Directors, reviews internal management reports on at least a quarterly basis.

The two reportable segments are I.C. Power segment and Qoros segment. I.C. Power and its subsidiaries are aggregated to form one reportable segment under the I.C. Power legal entity, taking into consideration of the economic characteristics of individual entities.

The following summary describes the legal entities in each of the Group’s operating segments:

1)	I.C. Power Ltd. – I.C. Power through its subsidiary companies, is engaged in the production, operation and sale of electricity in countries in Latin America, the Caribbean region and Israel. It also is engaged in the construction and operation of power stations in Latin America.

2)	Qoros Automotive Co., Ltd – A China-based automotive company that is jointly-owned with a subsidiary of Chery, a state controlled holding enterprise and large Chinese automobile manufacturing company.

3)	Other – In addition to the segments detailed above, the Group has other activities, such as a shipping services and renewable energy businesses.

Evaluation of the operating segments performance is based on Adjusted EBITDA. Adjusted EBITDA is defined as the net income (loss) excluding depreciation and amortization, financing income, income taxes and other items as presented in the tables below.

Information regarding the results of the activity segments is detailed below. Inter-segment pricing is determined based on transaction prices during the ordinary course of business.

Note 28 – Segment Information (Cont’d)

B.	Information regarding reportable segments

Information regarding activities of the reportable segments is set forth in the following table.

	I.C. Power	Qoros*	Other	Adjustments	Total
	US$ thousands
2015
Sales to external customers	1,283,624	—	329	—	1,283,953
Inter-segment sales	5,115	—	861	—	5,976

	1,288,739	—	1,190	—	1,289,929
Elimination of inter-segment sales	(5,115)	—	(861)	5,115	(861)

Total sales	1,283,624	—	329	5,115	1,289,068

Adjusted EBITDA	372,356	—	367	—	372,723

Depreciation and amortization	119,427	—	620	—	120,047
Financing income	(10,684)	—	(2,728)	—	(13,412)
Financing expenses	114,713	—	9,515	—	124,228
Other items:
Share in losses (income) of associated companies	(274)	196,223	(9,190)	—	186,759
Gain from distribution of dividend in kind	—	—	(209,710)	—	(209,710)
Asset impairment	—	—	6,541	—	6,541

	223,182	196,223	(204,952)	—	214,453

Income (loss) before taxes	149,174	(196,223)	205,319	—	158,270
Income Taxes	62,353	—	25	—	62,378

Income (loss) from continuing operations	86,821	(196,223)	205,294	—	95,892

Segment assets	4,068,951	—	44,804	—	4,113,755
Investments in associated companies	8,993	158,729	201,300	—	369,022

					4,482,777
Segment liabilities	3,062,580	—	156,642	—	3,219,222
Capital expenditure	532,544	—	138	—	532,682

*	Associated Company – See Note 10.A.2, 10.C.b.

Note 28 – Segment Information (Cont’d)

	I.C. Power	Qoros*	Other	Adjustments	Total
	US$ thousands
2014
Sales to external customers	1,358,174	—	—	—	1,358,174
Inter-segment sales	14,056	—	—	—	14,056

	1,372,230	—	—	—	1,372,230
Elimination of inter-segment sales	(14,056)	—	—	14,056	—

Total sales	1,358,174	—	—	14,056	1,372,230

Adjusted EBITDA	347,937	—	(43,175)	—	304,762

Depreciation and amortization	108,413	—	(255)	—	108,158
Financing income	(8,858)	—	(38,622)	31,237	(16,243)
Financing expenses	131,883	—	9,533	(31,237)	110,179
Other items:
Share in losses (income) of associated companies	(13,542)	174,806	9,633	—	170,897
Asset impairment	34,673	—	13,171	—	47,844
Gain from disposal of investee	(157,137)	—	—	—	(157,137)
Gain on bargain purchase	(68,210)	—	—	—	(68,210)

	27,222	174,806	(6,540)	—	195,488

Income (loss) before taxes	320,715	(174,806)	(36,635)	—	109,274
Income Taxes	98,854	—	4,487	—	103,341

Income (loss) from continuing operations	221,861	(174,806)	(41,122)	—	5,933

Segment assets	3,832,012	—	836,596	(784,688)	3,883,920
Investments in associated companies	9,625	221,038	205,120	—	435,783

					4,319,703
Segment liabilities	2,860,358	—	806,335	(784,688)	2,882,005
Capital expenditure	592,388	—	12,377	—	604,765

2013
Sales to external customers	866,370	—	—	—	866,370
Inter-segment sales	7,000	—	—	—	7,000

	873,370	—	—	—	873,370
Elimination of inter-segment sales	(7,000)	—	—	7,000	—

Total sales	866,370	—	—	7,000	873,370

Adjusted EBITDA	247,064	—	(30,624)	—	216,440

Depreciation and amortization	75,081	—	4,817	—	79,898
Financing income	(5,543)	—	(31,307)	32,061	(4,789)
Financing expenses	85,694	—	15,146	(32,061)	68,779
Other items:
Share in losses (income) of associated companies	(32,018)	127,012	31,696	—	126,690

	123,214	127,012	20,352	—	270,578

Income (loss) before taxes	123,850	(127,012)	(50,976)	—	(54,138)
Income Taxes	49,398	—	(107)	—	49,291

Income (loss) from continuing operations	74,452	(127,012)	(50,869)	—	(103,429)

Capital expenditure	351,143	—	—	—	351,143

*	Associated Company – See Note 10.A.2, 10.C.b.

Note 28 – Segment Information (Cont’d)

C.	Information at the entity level

Major customers

In 2015 and 2014, the Group does not have any major customers. In 2013, revenues from major customer, Luz del sur, represented $150,332 thousand of the total sales attributable to the I.C. Power operating segment.

Information based on geographic areas

In determining of the information to be presented on a geographic basis, the consolidated revenues are based on the geographic location of the customer and consolidated non-current assets are based on the geographic location of the assets.

The Group’s consolidated revenues are as follows:

	For the year ended December 31
	2015	2014	2013
	US$ thousands
Peru	447,679	436,673	394,055
Israel	326,061	413,578	187,421
Central America	336,873	307,618	147,397
Others	178,455	214,361	144,521
Singapore	—	—	—

Total revenues	1,289,068	1,372,230	873,394

The Group’s non-current assets on the basis of geographic location:

	As at December 31
	2015	2014
	US$ thousands
Peru	1,803,233	1,378,719
Israel	456,456	413,578
Central America	242,905	247,535
Others	604,239	607,716
Singapore	289	—

Total assets	3,107,122	2,647,548

Composed of property, plant and equipment and intangible assets.

Note 29 – Related-party Information

A.	Identity of related parties:

The Group’s related parties are as defined in FRS 24 – Related Party Disclosures and included: Kenon’s beneficial owners and Kenon’s subsidiaries, affiliates and associates companies.

In the ordinary course of business, some of the Group’s subsidiaries and affiliates engage in business activities with each other.

Ordinary course of business transactions are aggregated in this Note. Other than disclosed elsewhere in the consolidated financial statements during the period, the Group engaged the following material related party transactions.

Note 29 – Related-party Information (Cont’d)

Key management personnel of the Company are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The directors, chief executive officer, chief financial officer, general counsel and vice president of business development, are considered as key management personnel of the Company.

B.	Transactions with directors and officers (Kenon’s directors and officers):

B. Key management personnel compensation

	2015	2014
	US $ thousands
Short-term benefits	4,113	309
Share-based payments	556	5,444
Defined contribution plans	—	—

	4,669	5,753

C.	Regarding the ZIM’s restructuring and IC’s part in the restructuring, see note 10.C.a.

D.	Transactions with related parties (excluding associates):

All the transactions are at market terms unless otherwise indicated.

	For the year ended December 31
	2015	2014	2013
	US$ thousands
Sales from shipping*	—	7,138	20,126

Sales of electricity	135,655	124,636	90,216

Operating expenses of voyages and services*	—	37,511	189,525

Administrative expenses	329	2,000	2,081

Other income, net	—	33	1,962

Financing expenses, net	10,716	17,443	31,957

*	Presented under discontinued operations.

E.	Transactions with associates:

	For the year ended December 31
	2015	2014	2013
	US$ thousands
Sales of electricity	5,115	14,056	7,300

Operating expenses	204	—	12,572

Other income, net	95	—	—

Note 29 – Related-party Information (Cont’d)

F.	Balances with related parties:

	As at December 31				As at December 31
	2015				2014
	Bank Leumi Group	Associates	Other related parties*	Total	Bank Leumi Group	Associates	Other related parties*	Total
	US$ thousands				US$ thousands
Cash and short-term deposit	190,629	—	7,148	197,777	214,557	—	22,859	237,416

Trade receivables	—	—	13,462	13,462	—	1,250	16,667	17,917

Long-term credit
In US dollar or linked thereto	—	—	118,497	118,497	—	—	—	—

Weighted-average interest rates (%)	—	—	6.68%	6.68%	—	—	—	—

In CPI-linked Israeli currency	41,677	—	—	41,677	62,228	—	—	62,228

Weighted-average interest rates (%)	4.94%	—	—	4.94%	5.00%	—	—	5.00%

Repayment years
Current maturities	1,833				2,925
Second year	2,218				2,560
Third year	2,353				3,155
Fourth year	1,888				3,348
Fifth year	2,610				2,686
Sixth year and thereafter	30,775		118,497		47,554

	41,677		118,497		62,228

*	IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“ORL”).

These balances relate to amounts with entities that are related to Kenon’s beneficial owners.

G.	The separation agreement

The following summarizes the material provisions of the Separation and Distribution Agreement between Kenon and IC in connection with the consummation of the spin-off. The Separation and Distribution Agreement sets forth, among other things, Kenon agreements with IC in respect of the principal transactions which separated Kenon’s businesses from IC and its other businesses. The Separation and Distribution Agreement also sets forth other agreements that govern the distribution, as well as certain aspects of our relationship with IC after the consummation of the spin-off. See Note 1.B.2 for transactions between Kenon and IC since the spin-off.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement identified the assets to be transferred, the liabilities to be retained by IC or assumed by Kenon, and the contracts to be retained by IC or assigned to Kenon in connection with the spin-off and transfer of IC’s interests, direct or indirect, in each of I.C. Power, Quantum (the holder of IC’s 50% equity interest in Qoros), ZIM, Tower and ICG to Kenon.

Note 29 – Related-party Information (Cont’d)

Concurrent with the transfer of the aforementioned businesses to Kenon, IC assigned and transferred to Kenon, IC’s full rights and obligations according to, and in connection with, certain loans it has provided to, and certain undertakings it had made in respect of, these businesses. Set forth below is a summary of the material rights and obligation that IC transferred to Kenon in connection with the spin-off:

Business	Instrument	Outstanding Amount as of December 31, 2014

Financial Instruments

Qoros	Capital note issued by Quantum to IC	$626 million

I.C. Green	Capital note issued by ICG to IC	NIS 508 million (approximately $131 million)
	Loan borrowed by ICG	22 million Euro (approximately $27 million)

Qoros	Shareholder loan to be provided to Qoros	In February 2015, Kenon provided RMB400 million (approximately $65 million) as a shareholder loan to Qoros, subject to the release of IC’s back-to-back guarantees in respect of certain of Qoros’ indebtedness.

Additionally, certain guarantees and undertakings made by IC in connection with OPC’s financing agreement shall not be transferred to Kenon and, instead, have been replaced with guarantees or undertakings of I.C. Power, as well as a provision of cash collateral, so that IC is released from its obligations under the existing guarantee or undertaking, as applicable.

Representations and Warranties

Other than certain limited corporate representations and warranties made by Kenon and IC, neither Kenon nor IC make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets were transferred on an “as is,” “where is” basis.

Termination

The Separation and Distribution Agreement provides that it may be terminated by IC at any time in its sole discretion prior to the consummation of the spin-off.

Release of Claims

Except with respect to (i) those legal proceedings pending against IC at the time of the consummation of the spin-off, and that relate to any of the businesses to be transferred to Kenon, and (ii) certain other exceptions set forth in the Separation and Distribution Agreement, Kenon shall be liable for the claims of each of the businesses being transferred to it as part of the spin-off, including such claims that arose out of, or relate to events, circumstances or actions occurring or failing to occur, or with respect to any conditions existing prior to, the distribution date.

Note 29 – Related-party Information (Cont’d)

Indemnification

Kenon and IC agree to indemnify each other against certain liabilities incurred in connection with Kenon respective businesses, and as otherwise allocated to each of us in the Separation and Distribution Agreement. These indemnities are principally designed to place financial responsibility for the obligations and liabilities of our business, and each of our businesses, with us and financial responsibility for the obligations and liabilities of IC and its business with IC. The Separation and Distribution Agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Legal Matters

Kenon agrees to indemnify IC for any liabilities arising after the consummation of the spin-off as a result of legal matters relating to the businesses Kenon will receive in the spin-off.

Allocation of Spin-Off Expenses

The Separation and Distribution Agreement provides that IC will be responsible for all fees, costs and expenses relating to it and will finance all fees, costs and expenses related to Kenon, in each case as incurred prior to the distribution date in connection with the spin-off.

Other Matters Governed by the Distribution Agreement

Other matters governed by the Separation and Distribution Agreement include access to financial and other information, access to and provision of records, intellectual property, confidentiality, treatment of outstanding guarantees and similar credit support and dispute resolution procedures.

Conditions

The Separation and Distribution Agreement provides that the distribution of our ordinary shares is subject to several conditions that must be satisfied or waived prior to the distribution. Each of IC and Kenon may, in their sole discretion, waive the conditions precedent applicable to their entry into the Separation and Distribution Agreement. IC may, in its sole discretion, at any time prior to the record date of the distribution, decide to abandon the distribution.

Major Shareholders

Beneficial Owner (Name/Address)	Ordinary Shares Owned	Percentage of Ordinary Shares
Ansonia Holdings Singapore B.V. 1	24,856,869	46.3%
Bank Leumi Le-Israel B.M.	7,533,614	14%
XT Investments Ltd. 2	5,727,128	10.7%

1

On January 9, 2015, or the Acquisition Date: (i) Millenium, in which Ansonia indirectly owns an 80% equity interest, transferred 20,235,298 of the ordinary shares it received from IC in connection with the spin-off, to Ansonia, (ii) Kirby Enterprises Inc., which is indirectly held by the discretionary trust that is the indirect ultimate owner of Ansonia, transferred 399,378 ordinary shares, representing all of the shares it received from IC in connection with the spin-off, to Ansonia, (iii) Mr. Idan Ofer transferred 2,076,193 ordinary shares, representing all of the shares he received from IC in connection with the spin-off, to Ansonia, and (iv) XT Investments Ltd. agreed to transfer 1,780,623 ordinary shares (the “Ansonia Shares”) to Ansonia. The Ansonia Shares were placed in escrow, to be released to Ansonia upon satisfaction of a condition, as set forth in the share purchase agreement (the “Ansonia Share Purchase Agreement”). Pursuant

Note 29 – Related-party Information (Cont’d)

to the terms of the Ansonia Share Purchase Agreement, Ansonia had the right to vote the Ansonia Shares while the Ansonia Shares were held in escrow. As such, Ansonia was deemed to be a beneficial owner of the Ansonia Shares and the Ansonia Shares were therefore reflected in Ansonia’s ownership interest in the above table. However, in January 2016, the Ansonia Shares were released from escrow and returned to XT, as the Ansonia Share Purchase Agreement had expired, according to its terms, and the condition precedent relating to the sale of the Ansonia Shares had not been satisfied. A foreign discretionary trust in which Mr. Idan Ofer is the beneficiary is the indirect ultimate owner of Ansonia.
2	XT Investments Ltd., or XT Investments, received 668,304 shares from IC in connection with the spin-off. On the Acquisition Date: (i) Millenium transferred 5,058,824 of the ordinary shares it received from IC in connection with the spin-off, to XT Investments, (ii) XT Investments agreed to transfer the Ansonia Shares to Ansonia (as set forth above), and (iii) XT Investments agreed to transfer 1,780,623 ordinary shares (the “A.A.R. Shares”) to A.A.R. Kenon Holdings Ltd. The A.A.R Shares have been placed in escrow, to be released to A.A.R. upon satisfaction of a condition, as set forth in the share purchase agreement (the “A.A.R. Share Purchase Agreement”). Pursuant to the terms of the A.A.R. Share Purchase Agreement, A.A.R. has the right to vote the A.A.R Shares while the A.A.R. Shares are held in escrow. Although A.A.R. has the power to direct the voting of the A.A.R. Shares while such shares are held in escrow, XT Investments may still be deemed to be a beneficial owner of such shares as well. This beneficial interest is reflected in XT Investment’s ownership interest in the above table. Upon the satisfaction of the aforementioned condition, XT Investment’s beneficial interest in Kenon will decrease by the amount of A.A.R. Shares currently held in escrow. In January 2016, the Ansonia Shares were released from escrow and returned to XT, as the Ansonia Share Purchase Agreement had expired, according to its terms, and the condition precedent relating to the sale of the Ansonia Shares had not been satisfied. XT Investment’s beneficial interest in the Ansonia Shares is reflected in XT Investment’s ownership interest in the above table. XT Investments is owned by XT Holdings Group Ltd., or XT Holdings; 50% of the ordinary shares of XT Holdings are owned by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and the remaining 50% of the ordinary shares of XT Holdings are owned by Lynav Holdings Ltd. (which is controlled by a foreign discretionary trust in which Mr. Idan Ofer is a prime beneficiary).

Note 30 – Financial Instruments

A.	General

The Group has extensive international activity in which it is exposed to credit, liquidity and market risks (including currency, interest, inflation and other price risks). In order to reduce the exposure to these risks, the Group holds derivative financial instruments, (including forward transactions, interest rate swap (“SWAP”) transactions, and options) for the purpose of economic (not accounting) hedging of foreign currency risks, inflation risks, commodity price risks, interest risks and risks relating to the price of inputs. Furthermore, I.C. Power holds derivative financial instruments to hedge its risk in respect of changes in the cash flows of issued bonds, and such instruments are accounting hedges.

This note presents information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing the risk.

The risk management of the Group companies is executed by them as part of the ongoing current management of the companies. The Group companies monitor the above risks on a regular basis. The hedge policies with respect to all the different types of exposures are discussed by the boards of directors of the companies.

The comprehensive responsibility for establishing the base for the risk management of the Group and for supervising its implementation lies with the Board of Directors and the senior management of the Group.

Note 30 – Financial Instruments (Cont’d)

B.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on their obligations under the contract. This includes any cash amounts owed to the Group by those counterparties, less any amounts owed to the counterparty by the Group where a legal right of set-offs exist and also includes the fair values of contracts with individual counterparties which are included in the financial statements. The maximum exposure to credit risk at each reporting date is the carrying value of each class of financial assets mentioned in this note.

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at December 31
	2015	2014
	US$ thousands
	Carrying amount
Cash and cash equivalents	383,953	610,056
Short term Deposits and restricted cash	308,702	226,830
Trade receivables	123,273	181,358
Other receivables	12,339	16,537
Deposits and other long-term receivables including derivative instruments	40,993	44,041

	869,260	1,078,822

The maximum exposure to credit risk for trade receivables, as of the date of the report, by geographic region was as follows:

	As at December 31
	2015	2014
	$ thousands
Israel	31,306	41,260
South America	53,325	52,809
Other regions	38,642	87,289

	123,273	181,358

(2)	Aging of debts and impairment losses

Set forth below is an aging of the trade receivables:

	As at December 31, 2015			As at December 31, 2014
	For which impairment was not recorded	For which impairment was recorded		For which impairment was not recorded	For which impairment was not recorded
		Gross	Impairment		Gross	Impairment
	US$ thousands			US$ thousands
Not past due	109,502	—	—	133,443	8,057	(8,057)
Past due up to 3 months	12,210	—	—	25,445	127	(127)
Past due 3 – 6 months	301	—	—	—	—	—
Past due 6 – 9 months	101	—	—	22,188	293	(293)
Past due 9 – 12 months	932	—	—	—	—	—
Past due more than one year	227	104	(104)	282	4,502	(4,502)

	123,273	104	(104)	181,358	12,979	(12,979)

Note 30 – Financial Instruments (Cont’d)

C.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and adverse credit and market conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group manages the liquidity risk by means of holding cash balances, short-term deposits, other liquid financial assets and credit lines.

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2015
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	US$ thousands
Non-derivative financial liabilities
Loans from banks and others *	179,317	187,484	187,484	—	—	—
Trade payables	145,454	145,454	145,454	—	—	—
Other payables	87,572	87,572	87,572	—	—	—
Non-convertible debentures **	671,247	951,308	69,115	62,267	261,256	558,670
Loans from banks and others **	1,668,977	2,331,220	204,100	214,583	490,088	1,422,449
Liabilities in respect of financing lease	163,774	201,929	35,501	49,955	67,749	48,724
Financial guarantee ***	34,263	179,073	179,073	—	—	—

Financial liabilities – hedging instruments
Interest SWAP contracts	44,059	44,059	10,630	9,474	16,514	7,441
Forward exchange rate contracts	850	850	850	—	—	—

Financial liabilities not for hedging
Interest SWAP contracts and options	3,276	3,276	1,080	1,081	940	175

	2,998,789	4,132,225	920,859	337,360	836,547	2,037,459

*	Excludes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
**	Includes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
***	Financial Guarantees contractual period in Qoros is dependent on Qoros’s timeliness to meet the obligation of current loans payable. $179,073 thousand is the maximum projected cash flow in connection with the financial guarantees provided to Chery with respect to the obligation of Qoros.

Note 30 – Financial Instruments (Cont’d)

	As at December 31, 2014
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	US$ thousands
Non-derivative financial liabilities
Loans from banks and others *	58,137	58,646	58,646	—	—	—
Trade payables	144,488	144,488	144,488	—	—	—
Other payables	90,618	90,618	90,618	—	—	—
Non-convertible debentures **	703,952	1,058,547	74,800	71,816	259,191	652,740
Loans from banks and others **	1,373,245	1,950,227	134,568	141,343	520,034	1,154,282

Liabilities in respect of financing lease	193,538	242,842	40,722	35,529	89,425	77,166
Loans and capital notes from the parent company	592	592	592	—	—	—

Financial liabilities – hedging instruments
Interest SWAP contracts	27,713	27,713	10,105	7,018	7,164	3,426
Forward exchange rate contracts	5,402	5,402	4,763	639	—	—

Financial liabilities not for hedging
Interest SWAP contracts and options	4,116	4,116	1,318	985	1,390	423

	2,601,801	3,583,191	560,620	257,330	877,204	1,888,037

*	Excludes current portion of long-term liabilities and long-term liabilities which were classified to short-term.
**	Includes current portion of long-term liabilities and long-term liabilities which were classified to short-term.

D.	Market risks

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and prices of capital products and instruments will affect the fair value of the future cash flows of a financial instrument.

The Group buys and sells derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Boards of Directors of the companies. For the most part, the Group companies enter into hedging transactions for purposes of avoiding economic exposures that arise from their operating activities. Most of the transactions entered into do not meet the conditions for recognition as an accounting hedge and, therefore, differences in their fair values are recorded on the statement of profit and loss.

(1)	CPI and foreign currency risk

Currency risk

The Group’s functional currency is the U.S. dollar. The exposures of the Group companies are measured with reference to the changes in the exchange rate of the dollar vis-à-vis the other currencies in which it transacts business.

The Group is exposed to currency risk on sales, purchases, assets and liabilities that are denominated in a currency other than the respective functional currencies of the Group entities. The primary exposure is to the shekel, euro, pound, Peruvian Nuevo Sol and yuan (RMB).

Note 30 – Financial Instruments (Cont’d)

The Group uses options and forward exchange contracts on exchange rates for purposes of hedging short-term currency risks, usually up to one year, in order to reduce the risk with respect to the final cash flows in dollars deriving from the existing assets and liabilities and sales and purchases of goods and services within the framework of firm or anticipated commitments, including in connection with future operating expenses.

The Group is exposed to currency risk in connection with loans it has taken out and debentures it has issued in currencies other than the dollar. The principal amounts of these bank loans and debentures have been hedged by swap transactions the repayment date of which corresponds with the payment date of the loans and debentures.

Inflation risk

The Group has CPI-linked loans. The Group is exposed to high payments of interest and principal as the result of an increase in the CPI. It is noted that part of the Group’s anticipated revenues will be linked to the CPI. The Group does not hedge this exposure beyond the expected hedge included in its revenues.

(a) Exposure to CPI and foreign currency risks

The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2015
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other
Non-derivative instruments
Cash and cash equivalents	103,844	—	39,892
Short-term investments, deposits and loans	73,112	—	5,305
Trade receivables	31,306	—	40,456
Other receivables	12,789	—	4,537
Long-term deposits and loans	19,565	—	17,865

Total financial assets	240,616	—	108,055

Loans from banks and others	—	—	(7,083)
Trade payables	(31,045)	—	(20,856)
Other payables	(2,484)	(2,469)	(11,384)

Long-term loans from banks and others and debentures	(5,494)	(473,151)	(59,356)
Loans and capital notes from the parent company	—	—	—

Total financial liabilities	(39,023)	(475,620)	(98,679)

Total non-derivative financial instruments, net	201,593	(475,620)	9,376
Derivative instruments	—	—	—

Net exposure	201,593	(475,620)	9,376

Note 30 – Financial Instruments (Cont’d)

	As at December 31, 2014
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other
Non-derivative instruments
Cash and cash equivalents	157,940	—	40,639
Short-term investments, deposits and loans	30,124	—	5,691
Trade receivables	41,260	—	49,821
Other receivables	1,249	—	36,592
Long-term deposits and loans	—	—	27,321

Total financial assets	230,573	—	160,064

Loans from banks and others	—	—	43,137
Trade payables	55,237	—	26,376
Other payables	1,935	—	31,248

Long-term loans from banks and others and debentures	—	493,168	63,884
Loans and capital notes from the parent company	592	—	—

Total financial liabilities	57,764	493,168	164,645

Total non-derivative financial instruments, net	172,809	(493,168)	(4,581)
Derivative instruments	—	—	—

Net exposure	172,809	(493,168)	(4,581)

(b) Sensitivity analysis

A strengthening of the dollar exchange rate by 5%–10% against the following currencies and change of the CPI in rate of 5%–10% would have increased (decreased) the net income or net loss and the equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2014.

	As at December 31, 2015
	10% increase	5% increase	5% decrease	10% decrease
	US$ thousands
Non-derivative instruments
Shekel/dollar	40,718	21,596	(24,415)	(52,081)
CPI	(56,247)	(28,123)	28,123	56,247
Dollar/other	1,017	482	(436)	(833)

	As at December 31, 2014
	10% increase	5% increase	5% decrease	10% decrease
	US$ thousands
Non-derivative instruments
Shekel/dollar	40,110	21,286	(25,237)	(50,865)
CPI	(57,731)	(28,865)	28,865	57,731
Dollar/other	(2,813)	(1,333)	(1,206)	2,302

Note 30 – Financial Instruments (Cont’d)

(2) Interest rate risk

The Group is exposed to changes in the interest rates with respect to loans bearing interest at variable rates, as well as in connection with swap transactions of liabilities in foreign currency for dollar liabilities bearing a variable interest rate.

The Group has not set a policy limiting the exposure and it hedges this exposure based on forecasts of future interest rates.

The Group enters into transactions mainly to reduce the exposure to cash flow risk in respect of interest rates. The transactions include interest rate swaps and “collars”. In addition, options are acquired and written for hedging the interest rate at different rates.

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31
	2015	2014
	Carrying amount
	US$ thousands
Fixed rate instruments
Financial assets	401,671	239,629
Financial liabilities	(1,431,787)	(1,479,700)

	(1,030,116)	(1,240,071)

Variable rate instruments
Financial assets	29,363	26,682
Financial liabilities	(1,132,904)	(849,172)

	(1,103,541)	(822,490)

The Group’s assets and liabilities bearing fixed interest are not measured at fair value through the statement of profit and loss and the Group does not designate derivatives interest rate swaps as hedging instruments under a fair value hedge accounting model. Therefore, a change in the interest rates as at the date of the report would not be expected to affect the income or loss with respect to changes in the value of fixed – interest assets and liabilities.

A change of 100 basis points in interest rate at reporting date would have increased/(decreased) profit and loss before tax by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2015
	100bp increase	100 bp decrease
	US$ thousands
Variable rate instruments	(11,035)	11,035

	As at December 31, 2014
	100bp increase	100 bp decrease
	US$ thousands
Variable rate instruments	(8,225)	8,225

Note 30 – Financial Instruments (Cont’d)

E.	Fair value

(1)	Fair value compared with book value

The Group’s financial instruments include mainly non-derivative assets, such as: cash and cash equivalents, investments, deposits and short-term loans, receivables and debit balances, investments and long-term receivables; non-derivative liabilities: such as: short-term credit, payables and credit balances, long-term loans, finance leases and other liabilities; as well as derivative financial instruments.

Due to their nature, the fair value of the financial instruments included in the Group’s working capital is generally identical or approximates the book value.

The following table shows in detail the carrying amount and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value.

	As at December 31, 2015
	Carrying amount	Level 2	Discount Rate (range)
	US$ thousands

Non-convertible debentures	671,247	764,878	5% - 8%
Long-term loans from banks and others (excluding interests)	2,003,443	2,197,177	1% -13%

	As at December 31, 2014
	Carrying amount	Level 2	Discount Rate (range)
	US$ thousands

Non-convertible debentures	703,952	819,572	5% - 8%
Long-term loans from banks and others	1,643,980	1,772,052	1% - 9%

*	The fair value is measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

(2)	Hierarchy of fair value

The following table presents an analysis of the financial instruments measured at fair value, using an evaluation method. The various levels were defined as follows:

—	Level 1: Quoted prices (not adjusted) in an active market for identical instruments.

—	Level 2: Observed data, direct or indirect, not included in Level 1 above.

—	Level 3: Data not based on observed market data.

	As at December 31, 2015			As at December 31, 2014
	Level 1	Level 2	Level 3	Level 2
	US$ thousands			US$ thousands
Assets
Marketable securities held for trade	6,412	—	—	18,515
Tower-series 9 options	12,175	—	—	—
Derivatives not used for accounting hedge (a)	—	2,864	—	322

	18,587	2,864	—	18,837

Liabilities
Financial guarantee	—	—	34,263	—
Derivatives used for accounting hedge	—	44,909	—	33,115
Derivatives not used for accounting hedge	—	3,276	—	4,116

	—	48,185	34,263	37,231

Note 30 – Financial Instruments (Cont’d)

(a)	Includes $ 2,703 thousand AIE’s embedded derivative not used for hedging. This embedded derivative corresponds to the fair value of AIE’s gas agreement which lets AIE to resell its not-used gas on the corresponding market to a third party.

(3)	Data and measurement of the fair value of financial instruments at Level 2

Level 2

The fair value of forward contracts on foreign currency is determined using trading programs that are based on market prices. The market price is determined based on a weighting of the exchange rate and the appropriate interest coefficient for the period of the transaction along with an index of the relevant currencies.

The fair value of contracts for exchange (SWAP) of interest rates and fuel prices is determined using trading programs which incorporate market prices, the remaining term of the contract and the credit risks of the parties to the contract.

The fair value of currency and interest exchange (SWAP) transactions is valued using discounted future cash flows at the market interest rate for the remaining term.

The fair value of transactions used to hedge inflation is valued using discounted future cash flows which incorporate the forward CPI curve, and market interest rates for the remaining term.

If the inputs used to measure the fair value of an asset or liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The fair value of marketable securities held for trade is determined using the ‘Discounts for Lack of Marketability’ (“DLOM”) valuation method, which is a method used to calculate the value of restricted securities. The method purports that the only difference between a company’s common stock and its restricted securities is the lack of marketability of the restricted securities which is derived from the price difference between both prices.

Note 30 – Financial Instruments (Cont’d)

The following table shows the valuation techniques used in measuring Level 2 fair values as at December 31, 2015 and 2014, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable data	Inter-relationship between significant unobservable inputs and fair value measurement
Interest rate Swaps	The Group applies standard valuation techniques such as: discounted cash flows for fixed and variables coupons (estimated with forward curves) using as discounted rates the projected LIBOR zero coupon curve. The observable inputs are obtained through market information suppliers.	Not applicable	Not applicable

Foreign Exchange Forwards	The Group applies standard valuation techniques which include market observable parameters such as the implicit exchange rate calculated with forward points. These variables are obtained through market information suppliers.	Not applicable	Not applicable
Credit from banks, others and debentures	Discounted cash flows with market interest rate	Not applicable	Not applicable

Marketable Securities held for trade	DLOM valuation method	Not applicable	Not applicable

(4)	Data and measurement of the fair value of financial instruments at Level 3

Level 3

The fair value of financial guarantee was based on the Merton model using the method known as Monte Carlo Simulation “MCS”. MCS approximates the probability of certain outcomes by running multiple simulations, using various inputs. The MCS performed over the financial guarantee was based on the inputs and the assumption that Qoros has a certain amount of risk-free debt that will be repaid at a later date. The significant unobservable inputs used in the valuation are Qoros’ assets value, debt exercise price and the volatility of its assets. The estimated fair value would increase if the asset value decreased, debt exercise price increased and volatility of its assets in the market increased.

(5)	Transfer between levels

The Group recognizes transfers between levels of the fair values hierarchy at the end of the reporting period during which the change has occurred.

For the year ended December 31, 2015, marketable securities held for trade (“REG shares”) with a carrying value of $6.4 million were transferred from Level 2 to Level 1 because these REG shares were transferred from restricted to non-restricted. The fair value of such restricted shares are based on quoted prices in the market.

Note 31 – Events Occurring Subsequent to the Period of the Report

A.	Kenon

1)	Kenon announces an amendment to its loan agreement with IC and related pledge arrangements to accommodate a new holding company within the Group

On March 21, 2016, an internal restructuring announced pursuant to one of its subsidiaries, I.C. Power Singapore, which was a holding company with no material assets, has acquired Kenon’s subsidiary I.C. Power which is the holding company for Kenon’s energy generation and distribution business. As a result, I.C. Power Singapore is now the parent holding company of Kenon’s power generation and distribution businesses.

In connection with the reorganization of I.C. Power Singapore, I.C. Power Singapore issued a $145 million note and $75 million note payable to Kenon. The proceeds of the notes were applied by I.C. Power Singapore towards paying the purchase consideration for the acquisition of Kenon’s entire equity interest in I.C. Power. The notes both bear interest at a rate of LIBOR+6% per annum until the date the notes are fully paid.

Kenon is party to a loan agreement with IC. This loan agreement provides for loans up to $200 million for a pledge of 66% of I.C. Power shares held by Kenon. In connection with the internal reorganization above, the pledge over I.C. Power shares will remain as Kenon will pledge 66% of its shares in I.C. Power Singapore to IC. Kenon will also pledge 66% of certain intercompany debt receivables owing from I.C. Power Singapore to Kenon, which receivables resulted from this internal restructuring.

The pledge over the shares of I.C. Power is expected to be released in connection with an IPO of I.C. Power Singapore. In addition, the pledge over the shares of I.C. Power Singapore and the related intercompany debt receivables can be released upon an IPO of I.C. Power Singapore, subject to Kenon’s meeting of a financial ratio.

2)	Extension of Safe-Habour under Singapore Budget 2016

Based on the prelude to Budget 2016, the Singapore Government’s intention to extend safe habour, the non-taxation of equity divestments till 2022, would provide a continuous upfront tax certainty and boost for companies intending to pursue restructuring exercises or divestment strategies.

3)	Ansonia’s Agreement to Invest in Qoros

On April 22, 2016, Ansonia, which owns approximately 46% of the outstanding shares of Kenon, entered into an agreement to provide loans in an aggregate amount of up to $50 million to Quantum to support Qoros’ ordinary course working capital requirements, subject to Wuhu Chery’s provision of loans to Qoros in the same amount and on similar conditions. Ansonia and Wuhu Chery are each expected to initially fund approximately $25 million of these loans, with remaining amounts expected to be funded subsequently, at the discretion of Ansonia and Wuhu Chery.

The loans from Ansonia will be made directly to Quantum, which will make back-to-back on-loans in aggregate amount of up to RMB300 million (approximately $50 million) to Qoros. Ansonia’s loans to Quantum are limited recourse to Quantum in that Quantum has no obligation to repay any amounts owed to Ansonia unless, and to the extent that, Quantum receives loan repayments from Qoros or Quantum sells all, or a portion of, its interests in Qoros. Ansonia’s loans to Quantum are non-recourse to Kenon.

In addition, Qoros has agreed to secure Quantum’s and Wuhu Chery’s loans with a pledge of certain collateral and has undertaken to enter into the relevant pledge agreement, provided that such pledge is subject to certain approvals and no assurance can be given that such approvals will be received. Quantum has agreed to assign its rights, title and interests in the collateral securing the Quantum loan to Ansonia. Qoros’ pledge of this collateral will be released upon a conversion of the shareholder loans into equity (as described below) or upon repayment.

Note 31 – Events Occurring Subsequent to the Period of the Report (Cont’d)

In order to facilitate a potential investment by a third party in Qoros, Ansonia’s loans are automatically convertible into equity in Quantum in the event of a third-party financing at Qoros that meets certain conditions, unless Ansonia’s loans are to be repaid in connection with such third-party financing. The loans will be convertible into equity of Quantum at a 10% discount to the implied value of Qoros based upon the third-party financing. Upon such conversion, Kenon’s indirect interest in Qoros will be diluted. After a conversion of Ansonia’s loans into equity in Quantum, and until the third anniversary of such conversion, Ansonia will have the option to convert its equity holdings in Quantum into an equivalent value of equity holdings in Qoros, subject to the receipt of regulatory approvals, Qoros’ corporate approvals, and Chery’s and Wuhu Chery’s approvals. Prior to a conversion of Ansonia’s loans into equity in Quantum, the loans can be repaid by Quantum without penalty or premium.

B.	Qoros

Regarding an investment in Qoros, in the amount of $40 million – see Note 10.C.b.3.

C.	I.C. Power

1)	Advanced Integrated Energy Ltd.

On January 21, 2016 AIE contracted with SerIDOM Servicios Integrados IDOM, S.A.U (“SerIDOM”) for the design, engineering, procurement and construction of combined cycle cogeneration power plant on a lump sum, turnkey basis. In accordance with the EPC contract, SerIDOM committed to complete construction of the power plant by July 2018. The cost of the contract is approximately $150 million.

Payment of the consideration is based on progress of the construction and compliance with milestones. SerIDOM committed to compensate AIE in a case of delay or non-compliance with any of its contractual obligations up to the amounts stipulated in the EPC contract, and provided AIE a bank guarantee and a parent company guarantee to secure these commitments.

2)	Acquisition of Energuate

On January 22, 2016, I.C. Power Distribution Holdings Pte. Ltd executed an agreement with Deorsa-Deocsa Holdings an investment company of Actis,LLP, to acquire 100% of Estrella Cooperatief B.A. which indirectly owns 90.6% and 92.7% of two electricity distribution companies in Guatemala and 100% of two smaller related businesses (the four acquired businesses are collectively referred to as “Energuate”), for a total consideration of $265 million, using a combination of cash on hand and a $120 million loan facility, which I.C. Power entered into in December 2015 (see note 15) and assumed its debts of $289 million.

Energuate’s two electricity distribution companies provide services for approximately 1.6 million households in Guatemala (representing approximately 55% of Guatemala’s distribution clients in 2014) and distribute energy across an approximately 100,000 km2 area in Guatemala.

As of the date of the approval of the financial statements, the initial accounting for the business combination is incomplete. Therefore, Kenon did not present all the disclosures otherwise required under FRS 103.

3)	Cerro del Aguila

On February 3, 2016 and February 4, 2016, CDA received proceeds in the aggregate amount of $ 43,913 thousand under its finance credit facility. After this disbursement, CDA has drawn $ 590,913 thousand (equivalent to 100% of the total debt approved).

4)	Samay I

On February 6, 2016 Samay I received proceeds in the aggregate amount of $ 20,000 thousand under its finance credit facility. After this disbursement, Samay I has drawn $ 311,000 thousand (equivalent to 100% of the total debt approved).

Note 31 – Events Occurring Subsequent to the Period of the Report (Cont’d)

5)	Kallpa Generación S.A.

a.	On February 15, 2016, as a result of 2012 income tax audit performed by the SUNAT, SUNAT issued a preliminary income tax assessment for approximately S/. 22 million ($6.5 million) on the basis that certain interest accrued on Kallpa’s debt and some maintenance expenses should not have been deducted from the 2012 Kallpa’s taxable income but rather treated as an asset. On March 11, 2016, SUNAT issue a final tax assessment for approximately S/. 16.5 million ($4.8 million) related to the interest expenses accrued during construction. Kallpa will appeal this assessment before SUNAT.

Kallpa’s management and its tax counsel consider that its appeal will be more likely than not be successful on the basis that the Peruvian Tax Court has issued precedent that admits the deduction of interest expenses in similar circumstances based on the clear language of article 37a) of the Peruvian Income Tax Law; accordingly, no provision was recorded in the financial statements.

b.	On May 24, 2016, Kallpa issued senior notes for an aggregate principal amount of $350 million in the international capital market under the rule 144A Regulation S. These notes accrue interest at a rate of 4.875% and will be payable semi-anually with final maturity in May 2026. The proceeds from this issue will be used to repay in full the outstanding balance of: (i) the finance lease agreements (Kallpa II and Kallpa III); (ii) the Kallpa bonds due 2022, (iii) the syndicated loan and (iv) the $ 45 million short-term loan. The remainder will be used for general corporate purposes.

6)	I.C. Power repaid Tranche A facility

In January 2016, I.C. Power repaid Tranche A facility in amount of NIS 161,746 thousand ($40,680 thousand) including the interest accrued.

D.	ZIM

The container shipping industry is volatile and has been experiencing a sustained cyclical downturn in the recent months, that continued into the first quarter of 2016 and subsequent to the balance sheet date. Continuation of this trend could negatively affect the entire industry and also affect the ZIM’s business, financial position, results of operations, cash flows and the ZIM’s compliance with certain financial covenants. Therefore, ZIM obtained amendments to its financial covenants - see Note 10.C.a.1 to the annual financial statements.

As at March 31 2016, ZIM complies with its amended financial covenants, ZIM’s liquidity amounts to $ 296 million (Minimum Liquidity required is $150 million).

In the opinion of ZIM’s management and its Board of Directors, the updated forecast enables ZIM to meet its liabilities and operational needs and to comply with the new set of financial covenants for a period of at least 12 months after the balance sheet date.

Statements of financial position of the Company

As at December 31, 2015

	Note	2015 US$’000	2014 US$’000
Assets
Property, plant and equipment	3	289	365
Investment in subsidiaries	7	1,181,605	—
Investment in associates	8	191,069	—
Deposits		64	68

Non-current assets		1,373,027	433

Prepayments and other receivables		488	21
Cash and cash equivalents		13,505	305

Current assets		13,993	326

Total assets		1,387,020	759

Equity
Share capital	5	1,267,210	3,500
Capital reserve		6,000	4,500
Accumulated deficit		(41,157)	(7,609)

Total equity		1,232,053	391

Liabilities
Financial guarantees	9	34,263	—
Loan payable	10	118,497	—

Non-current liabilities		152,760	—

Trade payables		1,058	349
Accruals		1,149	19

Current liabilities		2,207	368

Total liabilities		154,967	368

Total equity and liabilities		1,387,020	759

The accompanying notes form an integral part of these financial statements.

Notes to the financial position of the Company

1	Basis of preparation

1.1	Statement of compliance

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards (“FRS”).

2	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

2.1	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Investments in subsidiaries are stated in the Company’s statement of financial position at cost less accumulated impairment losses.

2.2	Investments in associates

Associates are entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Associates are stated in the Company’s statement of financial position at cost less accumulated impairment losses.

2.3	Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The gain or loss on disposal of an item of property, plant and equipment (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognized in profit or loss in the year the asset is derecognized.

Subsequent costs

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if the recognition criteria are met. The carrying amount of those parts that are replaced is derecognized.

The cost of an item of property, plant and equipment shall be recognized as an asset if, and only if:

(a) it is probable that future economic benefits associated with the item will flow to the entity; and

(b) the cost of the item can be measured reliably.

Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognized as an expense in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment.

Depreciation is recognized from the date that the property, plant and equipment are installed and are ready for use.

The estimated useful lives for the current period are as follows:

• Fixtures, fittings and office equipment	3 – 5 years
• Computer equipment	3 – 5 years
• Leasehold improvements	5 – 10 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

2.4	Impairment

Associates

An impairment loss in respect of an associate is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognized.

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

3	Property, plant and equipment

	Furniture, fittings and office equipment US$’000	Computer equipment US$’000	Leasehold improvements US$’000	Total US$’000
Cost
At March 7, 2014 (date of incorporation)	—	—	—	—
Additions for the period	84	182	106	372

At December 31, 2014	84	182	106	372
Additions for the year	26	16	—	42

At December 31, 2015	110	198	106	414

Accumulated depreciation
At March 7, 2014 (date of incorporation)	—	—	—	—
Depreciation for the period	2	3	2	7

At December 31, 2014	2	3	2	7
Depreciation for the year	35	62	21	118

At December 31, 2015	37	65	23	125

Carrying amounts
At March 7, 2014 (date of incorporation)	—	—	—	—

At December 31, 2014	82	179	104	365

At December 31, 2015	73	133	83	289

4	Share incentive plan

On May 15, 2014, the Company established a Share Incentive Plan (“SIP”) that provides grants of the Company’s shares to the management and directors of the Company and the management of related corporations. The total number of shares which may be granted shall not exceed 3% of the total issued shares (excluding treasury shares) of the Company.

During the year, share awards were granted to qualifying employees of the Company as set forth in the table below. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity.

	2015 Number of shares	2014 Number of shares
At January 1, 2015/March 7, 2014 (date of incorporation)	272,461	—
Awards granted during the year/period	64,191	272,461

At December 31	336,652	272,461

The weighted average fair value of the awards granted was $14.64 (2014: $19.98). The value of the shares are determined based on the closing price of the Company’s shares as at the grant date.

The Company recognized share based payment expenses of $1,500,000 (2014: $4,500,000) as general and administrative expenses and a corresponding increase in equity under capital reserve.

5	Share capital

	2015 No. of shares (’000)	2014 No. of shares (’000)
Ordinary Shares
Authorized and in issue at the beginning of the year/period	23,500	—
Issue of ordinary shares	29,883	23,500
Shares granted and issued	311	—
Capital reduction	—	—

Authorized and issued at December 31	53,694	23,500

All shares rank equally with regards to the Company’s residual assets. The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company.

All issued shares are fully paid, with no par value.

Issuance of ordinary shares

On January 7, 2015, IC contributed its holdings in I.C. Power Ltd. (“I.C. Power”), Qoros Automotive Co. Ltd. (“Qoros”) where 50% of interest was held by Quantum (2007) LLC, ZIM Integrated Shipping Services Ltd. (“ZIM”), Tower, certain other smaller assets and entities and $34 million in cash to the Company in exchange for 29,883,015 shares of the Company. All the Company’s shares were in turn distributed on January 9, 2015 to the shareholders of IC as a dividend in kind. The split-up was completed on January 7, 2015 and subsequently, the Company’s shares were traded on New York Stock Exchange and on Tel Aviv Stock Exchange.

Granting of shares

310,960 ordinary shares were granted and issued under the SIP to key management at an average price of $19.76 per share. 25,692 ordinary shares granted under the SIP to key management during the year were yet to be issued as at the year-end.

Capital reduction

In July 2015, the share capital was reduced by a capital reduction of $14,061,000 through a dividend distribution in kind to the shareholders (see note 6). The capital reduction did not result in a change in number of ordinary shares.

Capital management

The capital structure of the Company comprises of issued capital and accumulated profits. The management manages its capital structure to ensure that the Company will be able to continue to operate as a going concern. The Company is not subjected to externally imposed capital requirements.

6	Distribution of dividend in kind

On May 27, 2015, the Company’s shareholders (“Kenon Shareholders”) approved a capital reduction, contingent upon the approval of the High Court of the Republic of Singapore, to enable the Company to distribute, on a pro rata basis, some, or all, of the 18,030,041 ordinary shares of Tower, as well as 1,669,795 ordinary shares of Tower underlying the 1,669,795 Series 9 Options of Tower held by its subsidiary, Kenon TJ Holdings Pte Ltd, to holders of the Company’s ordinary shares, no par value (the “Kenon Shares”).

On June 25, 2015, the High Court of the Republic of Singapore approved the reduction of the Company’s issued share capital, enabling the Company to declare a distribution of some, or all, of its interest in Tower.

On July 7, 2015, the Company’s board of directors declared a pro rata distribution (the “Distribution”) in specie of 18,030,041 ordinary shares of Tower (the “Tower Shares”) to Kenon Shareholders of record as of the close of trading on July 20, 2015 (the “Record Date”). The Distribution occurred on July 23, 2015 (the “Distribution Date”).

The Distribution represents all of the shares in Tower, excluding the 1,669,795 shares in Tower underlying certain options. Each Kenon Shareholder as of the Record Date received approximately 0.335861 of a Tower Share for every Kenon Share held by such shareholder as of the Record Date.

On July 23, 2015, the Tower shares were distributed. The fair value and carrying value of the distribution in kind amounted to $255 million with no gain from distribution of dividend in kind recognized.

7	Investment in subsidiaries

	2015 US$’000	2014 US$’000
Unquoted equity investments, at cost	260,382	—
Loans to subsidiaries, at cost	899,365	—
Financial guarantees	34,263	—
Impairment losses	(12,405)

	1,181,605	—

During the year, having regard the financial performance of a subsidiary, an impairment loss of $12,405,000 (2014: $Nil), determined based on estimated recoverable value of the subsidiary, was recognized by the Company in respect of the Company’s investment in this subsidiary.

The recoverable amount of the investment in subsidiary was determined based on its value-in-use. Value-in-use is determined by discounting the future cash flows at a discount rate of 15.5%.

Details of the subsidiaries are as follows:

			Ownership interest
Name of subsidiary	Principal activities	Principal place of business	2015%	2014%
IC Power Ltd[1]	Power generation	Latin America	100	—
IC Green Energy Ltd[1,2]	Renewable energy	United States	100	—
Quantum (2007) LLC[1,3]	Investment holding	United States	100	—
Kenon TJ Holdings Pte Ltd[4]	Investment holding	Singapore	100	—
Kenon UK Services Ltd	Management service	United Kingdom	100	100
IC Power Pte Ltd[5]	Investment holding	Singapore	100	—

[1]	On January 7, 2015, IC contributed its holdings in several companies for a consideration of $1,042 million, satisfied by issuance of shares (see note 5). Included in the contributions are loans and capital notes amounting to $784 million which are interest free and unsecured. The settlement of these loans is neither planned nor likely to occur in the foreseeable future and the Company can convert the capital notes into shares in the subsidiaries. As these are in substance, part of the Company’s net investments in subsidiaries, the loans and capital notes are stated at cost.
[2]	During the year, IC Green Energy Ltd repaid capital notes of $13 million.
[3]	During the year, the Company extended an interest-free and unsecured loan to Quantum (2007) LLC of $129 million in exchange of capital notes. The Company provided financial guarantees in respect of obligations of Qoros, where a 50% interest was held by Quantum (2007) LLC. The fair value of the financial guarantees upon initial recognition of $34 million was recognized as cost of investment.
[4]

On March 24, 2015, the Company incorporated a wholly owned subsidiary, Kenon TJ Holdings Pte Ltd for a capital injection of $1. In April 2015, the Company transferred the interest in an associate, Tower, and

1,669,795 series 9 options to Kenon TJ Holdings Pte Ltd, at carrying amount of $14 million and $17 million respectively, for a consideration of $24 million, satisfied by issuance of shares by Kenon TJ Holdings Pte Ltd. The excess of the carrying amounts over the consideration received of $7 million was recognized as a cost of investment in Kenon TJ Holdings Pte Ltd. On July 23, 2015, Kenon TJ Holdings Pte Ltd distributed its interest in an associate, Tower to the Company as dividend distribution in kind. The fair value of the distribution in kind amounted to $255 million where the Company recognized $241 million as dividend income and $14 million as a reduction in cost of investment in Kenon TJ Holdings Pte Ltd due to a return of capital. Subsequently, the Company distributed its interest in Tower to the shareholders (see note 6).
[5]	On May 4, 2015, the Company incorporated a wholly owned subsidiary, IC Power Pte Ltd for a capital injection of $1.

8	Investment in associates

	2015 US$’000	2014 US$’000
Unquoted equity investments, at cost	191,069	—

Name of associate	Principal activities	Principal place of business	Ownership interest 2015%	Ownership interest 2014%
ZIM Integrated Shipping Services Ltd	Shipping services	International	32	—

On January 7, 2015, IC contributed ZIM Integrated Shipping Services Ltd to the Company for a consideration of $191 million, satisfied by issuance of shares (see note 6).

The financial information for ZIM Integrated Shipping Services Ltd is as follows:

	2015 US$’000	2014 US$’000
Current assets	616,279	—
Non-current assets	1,296,035	—
Current liabilities	(610,933)	—
Non-current liabilities	(1,222,639)	—

	Year ended December 31, 2015 US$’000	Period from March 7, 2014 (date of incorporation) to December 31, 2014 US$’000
Revenue	2,991,135	—
Income	2,253	—
Other comprehensive loss	(1,948)	—
Total comprehensive income	305	—

9	Financial guarantees

The Company has provided financial guarantees to Chery Automobile Investments Co., Ltd (“Chery”), in respect of an obligation of Qoros to Chery, in the amount of $179 million. The fair value upon initial recognition amounted to $34 million.

10	Loan payable

On January 7, 2015, the Company entered into a loan agreement with IC to obtain a loan facility of up to $200 million (“Loan Facility”). Commitment fee of 2.1% per annum will be imposed on any unutilized amount of the Loan Facility. The interest rate of LIBOR plus 6% per annum is accrued on the loan drawn down. The principal amount, commitment fee and interest is due 5 years from the date of the agreement. However, the Company is entitled, at each repayment date, to extend the repayment date for two-year periods if an initial listing or offering of I.C.Power’s shares has not yet been effected. In the event of an initial listing or offering of I.C.Power’s shares, the principal amount, commitment fee and interest will be due 18 months from the initial public offering date. Notwithstanding the above, the final repayment date may not under any circumstances, be more than ten years from the date of the Loan Facility. As at reporting date, the principal amount of the loan drawn down is $110 million.

11	Financial instruments

Financial risk management

Overview

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	market risk

•	liquidity risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management. Management is responsible for developing and monitoring the Company’s risk management. Management reports regularly to the Board of Directors on its activities.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalent, other receivables and deposits.

The carrying amount of financial assets in the statement of financial position represents the Company’s maximum exposure to credit risk. The Company does not hold any collateral in respect of its financial assets.

The cash and cash equivalents are held with bank and financial institution counterparty, which are rated AA- to AA+, based on rating agency Standard & Poor’s ratings.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

Interest rate risk

At the reporting date, the interest rate profile of the Company’s interest-bearing financial instruments was as follows.

A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

		Profit or loss
	Nominal amount US$’000	100bp increase US$’000	100bp decrease US$’000
2015
Variable rate instruments
Loan payable	110,000	(1,100)	1,100

There was no interest rate risk in 2014.

Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the Company’s functional currency, the US dollar (USD). The currencies in which these transactions primarily are denominated is Singapore dollar (SGD).

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to currency risk

At the reporting date, the Company’s exposure to foreign currency risk was as follows:

	2015	2014
	US$’000	US$’000
Trade payables (SGD)	80	304

Sensitivity analysis

A weakening (strengthening) of the Singapore dollar (SGD), as indicated below, against the US dollar at December 31, would have increased/(decreased) profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecasted sales and purchases.

	Profit or Loss
	Year ended December 31, 2015	Period from March 7, 2014 (date of incorporation) to December 31, 2014
	US$’000	US$’000
SGD (3% strengthening)	(2)	(9)
SGD (3% weakening)	2	9

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company monitors its liquidity and maintains a level of cash and cash equivalents deemed adequate by management to finance the Company’s operations and to mitigate the effects of fluctuations in cash flows.

The contractual obligations of financial liabilities as at financial year/period end are as follows:

	Carrying amount	Contractual cash flows		1 year	1-5 years	More than 5 years
	US$’000	US$’000		US$’000	US$’000	US$’000
December 31, 2015
Financial liabilities
Accruals	1,149	1,149		1,149	—	—
Trade payables	1,058	1,058		1,058	—	—
Loan payable	118,497	158,511		—	—	158,511
Financial guarantee	34,263	179,073	*	179,073	—	—

	154,967	339,791		181,280	—	158,511

December 31, 2014
Financial liabilities
Accruals	19	19		19	—	—
Trade payables	349	349		349	—	—

	368	368		368	—	—

*	Financial Guarantees contractual period in Qoros is dependent on Qoros’s timeliness to meet the obligation of current loans payable. $179,073 thousand is the maximum projected cashflow in connection with the financial guarantees provided to Chery in respect to the obligations of Qoros.

Except for these financial liabilities and the cash flow arising from the financial guarantees, it is not expected that the cash flows included in the maturity analysis above could occur significantly earlier, or at significantly higher amounts.

Fair value compared with book value

Due to their nature, the fair value of the financial instruments included in the Company’s working capital is generally identical or approximates the book value.

The carrying amount of the financial guarantees approximate its fair value.

The following table shows in detail the carrying amount and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value.

As at December 31, 2015
	Carrying amount	Level 2	Discount Rate (range)
US$ thousands
Long-term loan payable (excluding interest)	110,000	76,650	12.6%

As at December 31, 2014
	Carrying amount	Level 2	Discount Rate (range)
US$ thousands
Long-term loan payable	—	—	—

*	The fair value is measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

Hierarchy of fair value

The following table presents an analysis of the financial instruments which are presented in the statement of financial position at fair value, using an evaluation method. The levels were defined as follows:

•	Level 1	:	Uses quoted market prices for the identical asset in active markets without adjustment.

•	Level 2	:	Uses observable market inputs (other than a Level 1 quoted price) or unobservable inputs that are corroborated by the market.

•	Level 3	:	Uses a significant amount of unobservable inputs that cannot be corroborated by observable market data.

If the inputs used to measure the fair value of an asset of a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest input that is significant to the entire measurement.

	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000
December 31, 2015
Financial guarantees*	—	—	34,263	34,263

*	The fair value of financial guarantees was based on the Merton model using the method known as Monte Carlo Simulation “MCS”. MCS approximates the probability of certain outcomes by running multiple simulations, using various inputs. The MCS performed over the financial guarantee was based on the inputs and the assumption that Qoros has a certain amount of risk-free debt that will be repaid at a later date. The significant unobservable inputs used in the valuation are Qoros’ assets value, debt exercise price and the volatility of its assets. The estimated fair value would increase if the asset value decreased, debt exercise price increased and volatility of its assets is higher.